2025

VICI Properties Inc.

Notice of Annual Meeting and Proxy Statement

April 29, 2025

10:00 AM EST



A LETTER TO OUR STOCKHOLDERS FROM THE CEO

March 17, 2025

535 Madison Avenue, 28th Floor, New York, New York 10022 · Telephone (646) 949-4631

VICI®

Dear Fellow Stockholders,

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of VICI Properties Inc. on Tuesday, April 29, 2025, at 10:00 a.m., Eastern Time, which will be held solely by means of remote communication in a virtual meeting format and conducted via live audio webcast in order to continue to provide greater access and visibility to our stockholders.

The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting. In addition, the virtual format provides the opportunity for participation by a broader group of our stockholders and enables the company to communicate more effectively with its stockholders who are able to participate from around the world. You can attend the Annual Meeting by Internet at www.virtualshareholdermeeting.com/VICI2025 by using the 16-digit control number that appears on your proxy card and the voting instruction form that accompanied your proxy materials. During this virtual meeting, you may ask questions and will be able to vote your shares electronically. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your control number found on your proxy card, voting instruction form or Notice of Availability. You will also have the ability to submit questions in advance of the Annual Meeting through the meeting website. All questions submitted should be relevant to the matters properly addressed during this meeting. The business that will be conducted at the Annual Meeting is described in the Notice of Annual Meeting of Stockholders and Proxy Statement.

Your Board of Directors is unanimously recommending a highly qualified, experienced, and actively engaged slate of nominees for election to the Board of Directors at the Annual Meeting. Your Board's nominees are James R. Abrahamson, Diana F. Cantor, Monica H. Douglas, Elizabeth I. Holland, Craig Macnab, Edward B. Pitoniak and Michael D. Rumbolz. Your Board brings executive and financial leadership, a wide range of complementary skills and backgrounds relevant to the company's industry, strategy and commitment to creating long-term stockholder value.

At the Annual Meeting, you will be asked to:

1	2	3
Elect the seven members named in the accompanying proxy statement to serve on our Board of Directors	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025	Approve (on a non-binding, advisory basis) the compensation of our named executive officers

In addition, you will be asked to transact any such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof. The accompanying proxy statement provides a detailed description of these proposals and instructions on how to vote your shares.

Your vote is very important. Whether or not you plan to attend the meeting, please vote as soon as possible. Instructions on how to vote are contained in the proxy statement.

On behalf of the Board of Directors and our employees, we thank you for your continued interest in and support of our company.

Sincerely,

Edward B. Pitoniak
Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TUESDAY, APRIL 29, 2025

10:00 A.M., EASTERN TIME

VIRTUAL MEETING ACCESS:
WWW.VIRTUALSHAREHOLDERMEETING.COM/VICI2025

PROXY VOTING
Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares now as instructed in the proxy statement.

To Our Stockholders:

You are cordially invited to attend the virtual 2025 Annual Meeting of Stockholders (the "Annual Meeting") of VICI Properties Inc., at which stockholders will vote on the following proposals:

Items of Business	Board Recommends
1. Election of the seven director nominees named in the accompanying proxy statement	✓ **FOR** See page 9
2. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025	✓ **FOR** See page 40
3. Approval (on a non-binding, advisory basis) of the compensation of our named executive officers	✓ **FOR** See page 47

Other business will be transacted as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Record Date

Stockholders of record as of the close of business on March 3, 2025 are entitled to notice of and to vote at the Annual Meeting and at any postponement or adjournment thereof.

We have endeavored to provide stockholders attending the Annual Meeting with the same rights and opportunities to participate as they would have at an in-person meeting.

This Notice of Annual Meeting and the accompanying proxy statement are first being made available to our stockholders on or about March 17, 2025.

By Order of the Board of Directors,



Samantha Sacks Gallagher
Executive Vice President, General Counsel and Secretary
New York, New York
March 17, 2025

VOTING CAN BE COMPLETED IN ONE OF FOUR WAYS:



BY INTERNET
Go to www.proxyvote.com



BY TELEPHONE
Use the toll-free number shown on your Proxy Card or Voting Instruction Form



BY MAIL
Mark, sign, date and return the enclosed Proxy Card and related instructions in the postage-paid envelope



DURING THE MEETING
Vote through the virtual portal at www.virtualshareholdermeeting.com/VICI2025 during the Annual Meeting

---

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 29, 2025.

The accompanying proxy statement and our 2024 Annual Report are available at https://investors.viciproperties.com/annual-meeting/. In addition, our stockholders may access this information, as well as submit their voting instructions, at www.proxyvote.com by having their proxy card and related instructions in hand.

VICI

TABLE OF CONTENTS

INDEX OF FREQUENTLY REQUESTED INFORMATION

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider and you should read the entire Proxy Statement carefully before voting.

2025 ANNUAL MEETING OF STOCKHOLDERS



DATE AND TIME
Tuesday, April 29, 2025
10:00 a.m., Eastern Time



LOCATION
Live webcast accessible at:
www.virtualshareholdermeeting.com/VICI2025



RECORD DATE

March 3, 2025

HOW TO VOTE



BY INTERNET
Go to
www.proxyvote.com



BY TELEPHONE
Use the toll-free number shown on your Proxy Card or Voting Instruction Form



BY MAIL
Mark, sign, date and return the enclosed Proxy Card and related instructions in the postage-paid envelope



DURING THE MEETING
Vote through the virtual portal at www.virtualshareholdermeeting.com/VICI2025 during the Annual Meeting

ANNUAL MEETING PROPOSALS

Proposal	Board Vote Recommendation	Page Reference
Proposal 1: Election of Directors	☑ **FOR** each nominee	9
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	☑ **FOR**	40
Proposal 3: Non-binding, Advisory Vote to Approve the Compensation of Named Executive Officers	☑ **FOR**	47

GENERAL

VICI Properties Inc. ("VICI," the "Company," "we," "us" and "our") is utilizing the Securities and Exchange Commission (the "SEC") rule that allows companies to furnish their proxy materials over the Internet. As a result, we mailed to our stockholders a Notice Regarding the Availability of Proxy Materials (the "Notice of Availability") instead of a paper copy of the proxy materials (including the proxy card (the "Proxy Card"), this proxy statement (the "Proxy Statement") and our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report")) on or about March 17, 2025. We also provided access to our proxy materials over the Internet beginning on that date. The Notice of Availability contained instructions on how to access this Proxy Statement and the 2024 Annual Report and how to vote at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"), online or by toll-free number. Subsequent to receiving the Notice of Availability, all stockholders have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Additionally, stockholders can access a copy of the proxy materials at www.proxyvote.com.

Our board of directors (the "Board of Directors" or "Board") is soliciting proxies to be voted at the Annual Meeting. The Proxy Statement provides the information stockholders need to know to vote by proxy or in person (virtually) at the Annual Meeting.

2024 BUSINESS HIGHLIGHTS

Our key 2024 business highlights are set forth below (data presented as of December 31, 2024):

2024 Investment Activity

~$1.1 Billion Announced and Committed Investment Volume

  

Portfolio & Investment Overview

- **54** Gaming Properties
- **39** Other Experiential Properties
- Diversified Across **26 States** and **1 Canadian Province**
- **13** Tenants
- **18** Lease Agreements
- **4** Golf Courses
- **~33** Acres of Undeveloped / Underdeveloped Land around the Las Vegas Strip
- **17** Investments in Experiential Assets with **8** Strategic Partners
- **Embedded growth pipeline** of future transaction opportunities through **VICI Experiential Credit Solutions** and **Partner Property Growth Fund** strategies

VICI Highlights

- **Real Estate Quality:** Mission-critical, irreplaceable assets differentiated by scale and quality, with 10 trophy Las Vegas Strip assets and major tenant capital investments
- **Dividend Growth:** Seven consecutive years of 100% cash dividend distributions growing at a 7.4% CAGR since our IPO in 2018
- **Rent Escalation:** Annual rent escalations expected to provide ~1.7% in unlevered, same-store rent growth
- **Lean Operating Model:** Low exposure to G&A costs at < 2.0% of FY2024 revenue

Lease Overview

- **100%** triple-net leases with **100%** occupancy
- **90%** of rent roll with parent guarantees
- **81%** of rent roll with master lease protection
- **80%** of rent roll from SEC reporting tenants
- **74%** of rent roll from S&P 500 tenants
- **40%** of rent roll with uncapped CPI-linked escalation in 2024
- **40.7 year** weighted average lease term (including extension options) as of year-end

+6.5%	Increased revenue to $3.85 billion in 2024 compared to $3.6 billion in 2023
+3.3%	Increased fully diluted net income per share to $2.56 in 2024 from $2.47 in 2023
+5.1%	Increased fully diluted AFFO per share to $2.26 in 2024 from $2.15 in 2023[1]
+4.2%	Increased quarterly dividend per share to $0.4325 in Q3 from $0.415
~$1.1B	Capital committed in 2024 to tenants and strategic partners
Baa3 BBB- BBB-	Achieved full investment-grade credit rating status with Moody's upgrade to Baa3 in November 2024

(1) AFFO per share is a non-GAAP financial measure. For a definition and reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure, see the Appendix beginning on page 79 of this Proxy Statement.

OUR BOARD NOMINEES

Our Board of Directors has a breadth of experience, a wide range of complementary skills and reflects a broad range of backgrounds and experiences relevant to our industry and strategy. We believe the partnership and oversight of a board of directors with proven executive and financial leadership experience are essential to creating long-term stockholder value. Below presents a snapshot of the expected composition of our Board of Directors immediately following the Annual Meeting.

Board and Committee Membership

Name	Occupation	Director Since	Tenure (Years)	Age	Independent	Audit	Compensation	Nominating and Governance	# of Other Public Company Boards
James R. Abrahamson[1]	Former Chair and CEO	October 2017	8	69	✓				1
Diana F. Cantor*	Partner	May 2018	7	67	✓	●		●	2
Monica H. Douglas[2]	General Counsel	February 2020	5	52	✓		●	●	0
Elizabeth I. Holland*	CEO	January 2018	7	59	✓	●		●	1
Craig Macnab*	Former Chair and CEO	October 2017	8	69	✓	●	●		2
Edward B. Pitoniak[3]	CEO	October 2017	8	69					0
Michael D. Rumbolz*[4]	Former Chair and CEO	October 2017	8	70	✓	●	●		1

● Committee Chair   ● Committee Member

(1) Mr. Abrahamson serves as our independent Chair of the Board of Directors. Whenever possible, he actively participates, but does not vote, in meetings of the committees of the Board of Directors.

(2) In February 2025, Ms. Douglas joined the Nominating and Governance Committee.

(3) Mr. Pitoniak also serves as our Chief Executive Officer.

(4) In February 2025, Mr. Rumbolz joined the Audit Committee and rotated off of the Nominating and Governance Committee.

*   Audit committee financial expert.



Snapshot of Board Profile

Independence — 86% Independent (CEO, Independent, Independent)

Race/Ethnicity — 14% Minority (Black / African American, White / Caucasian)

Gender — 43% Female (Female, Male)

Board Leaders by Gender[1] — 50% Female (Female, Male)

Age — 1 (50-59), 4 (60-69), 1 (70+)

CEO Level Experience — 71% CEO Experience

Board Tenure — 1 (<5 Years), 1 (5-7 Years), 5 (7+ Years)

(1) Comprised of the Chair of the Board and each committee of the Board.

Individual Director Skills Matrix

The matrix below represents some of the key qualifications, skills and experience that we have identified as particularly valuable to the effective oversight of the Company and the execution of our strategy, including with respect to each individual director. This matrix highlights the different perspectives and the depth and breadth of the qualifications, skills and experience of our current directors.

Individual Skills / Qualifications	James R. Abrahamson	Diana Cantor	Monica H. Douglas	Elizabeth I. Holland	Craig Macnab	Edward B. Pitoniak	Michael D. Rumbolz	Total
Capital Markets / M&A / Investment Banking *experience is valuable in understanding the role that transactional activity, capital markets and financing plays in our business and growth strategy.*	▲	▲		▲	▲	▲	▲	
Finance / Accounting *experience is helpful in understanding and overseeing our internal controls and financial reporting.*	▲	▲		▲	▲		▲	
Government Relations / Legal and Regulatory / Public Policy *experience is beneficial in understanding the highly-regulated nature of the gaming industry and policy considerations.*	▲	▲	▲	▲	▲		▲	
Risk Oversight and Management *is vital to fulfilling the Board's role with respect to management oversight and risk mitigation.*	▲	▲	▲	▲	▲	▲	▲	
Strategic Planning and Leadership *is beneficial in providing insights into the future growth and strategy of our Company.*	▲	▲	▲	▲	▲	▲	▲	
Other Public Company Board Experience *contributes to an understanding of best-practice corporate governance and alternative approaches.*	▲	▲		▲	▲	▲	▲	
CEO / Executive Management *experience allows for a better understanding of management's perspective.*	▲	▲		▲	▲	▲	▲	
Human Capital Management *experience is essential to maintaining our culture and attracting, engaging and retaining employees.*	▲	▲		▲	▲	▲	▲	
Executive Compensation *experience is valuable in assessing the structure and design of our executive compensation program and practices.*	▲	▲	▲	▲	▲			
Environmental Sustainability *experience is beneficial to an understanding of our impact on the environment and the impact of climate change on our business and portfolio.*	▲	▲	▲			▲	▲	
Social Responsibility *experience is valuable in contributing to the advancement of our community engagement and other social initiatives.*	▲	▲	▲			▲	▲	
Corporate Governance *experience is valuable in contributing to our continuing pursuit of best-in-class corporate governance practices.*	▲	▲	▲	▲	▲	▲	▲	
Cybersecurity and Information Technology *experience is critical to an understanding of information security and risk management.*		▲	▲				▲	

Individual Industry Experience								
Consumer Discretionary Industry *experience provides key insights with respect to consumer-facing sectors and related implications for our and our tenants' businesses.*		▲	▲			▲	▲	
Entertainment, Lodging and/ or Hospitality *experience provides a meaningful advantage in contributing to our strategic planning and growth.*	▲	▲		▲	▲	▲	▲	
Gaming Industry *experience is critical to understanding the perspectives of our tenants and considerations with respect to our core assets, as well as the continued evolution of gaming.*							▲	
REITs / Real Estate Industry *experience is beneficial in understanding the processes and considerations that drive successful outcomes in our business model.*	▲	▲		▲	▲	▲		
International *experience is beneficial in advising management with respect to expansion into international jurisdictions in alignment with its growth strategy.*	▲	▲	▲		▲	▲	▲	
Technology Industry *experience provides an advantage in understanding industry disruption and future trends related to the growth and evolution of the experiential sector.*		▲		▲	▲		▲	

CORPORATE GOVERNANCE SNAPSHOT

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. Our high-level corporate governance structure, including our employee-led initiatives and external advisors, are presented below.


Board of Directors
Independent External Auditor
Internal Audit Function
Audit Committee
Nominating and Governance Committee
Compensation Committee
Independent Compensation Consultant
Executive Leadership
Investment & Capital Committee
Management Committee
Employee Advisory Committee
ESG Committee
VICI Volunteers

In addition, below are the highlights of our corporate governance practices.

Corporate Governance Best Practices

YES

- Separate Chair and Chief Executive Officer
- Independent Non-Executive Chair
- Fully Independent Board Committees
- Annual Election of All Directors
- Majority Voting for Directors
- Regular Executive Sessions of Independent Directors
- Annual Board, Committee and Director Self-Evaluations (Led Periodically by an Independent Evaluator)
- Systemic Risk Oversight by Board and Committees
- Committee and Board Oversight of ESG Matters
- Committee Oversight of Cybersecurity and Information Technology
- Director Commitments Policy
- Director Retirement Policy
- Proxy Access Rights Consistent with Market Standard
- Stockholder Right to Call Special Meeting Without Material Restriction
- Strong Investor Outreach Program and Annual Calendar
- Opted Out of Maryland Unsolicited Takeover Act (MUTA)
- Robust Stock Ownership Requirements for Directors and Executive Officers
- Robust Anti-Hedging, Anti-Short Sale and Anti-Pledging Policies
- Incentive Compensation Clawback Policy
- Insider Trading Policy
- Annual “Say-on-Pay” Vote
- “Double-Trigger” for Change in Control Severance Payments
- One-Year Minimum Vesting Period on Equity Grants (Subject to 5% Carve-Out)

NO

- No Classified or Staggered Board
- No Supermajority Voting Requirements in Bylaws
- No Material Related Party Transactions
- No Compensation Committee Interlocks
- No Family Relationships Among Directors and Executive Officers
- No Poison Pill
- No Excise Tax Gross-Up Provisions
- No Repricing of Underwater Options or Stock Appreciation Rights
- No Excess Perquisites

CORPORATE RESPONSIBILITY HIGHLIGHTS

Corporate Governance

Stockholder Value Creation — Continue our commitment to maintaining the highest standards of corporate governance in promoting long-term value creation, transparency, and accountability to our stockholders

Effective Oversight and Risk Management — Maintain effective oversight and risk management as a real estate owner and as appropriate given our status as a triple-net lease lessor

Reporting and Strategic Integration — Enhance our internal framework, processes, and controls to continue progressing our ESG reporting capabilities and integrating ESG considerations into our investment, business, and asset management strategies

Recent Highlights	• Articulated new **Corporate Responsibility** commitments, including with respect to biodiversity, human rights, and labor, all of which are available on our website • Amended our key policies, including our **Code of Business Conduct** and **Corporate Governance Guidelines**, to incorporate additional topics, including an updated **Director Commitments policy**, to maintain responsiveness to areas of stockholder focus • Developed an expanded **third-party risk management** framework to govern our vendor/supplier engagement, and implemented a leading technology platform to provide for ongoing monitoring, additional survey and audit capabilities, and oversight

Environmental Sustainability

Corporate Sustainability — Strive to improve the environmental performance of our headquarters and golf course operations, including improving energy efficiency, reducing water usage and waste generation, and increasing recycling and waste diversion

Triple-Net Property Sustainability Support — Encourage our tenants' implementation of environmental sustainability and performance improvement measures to address the sustainability and long-term climate resilience of our portfolio

Participation and Reporting — Improve our ability to address investor and other stakeholder group expectations with respect to our corporate-level environmental sustainability initiatives, including through our tenant engagement efforts, data reporting, and third-party framework participation

Recent Highlights	• Implemented **new sustainable practices at our corporate headquarters**, including expanded recycling, reducing single-use plastics, smart lighting and facility management, and low-flow fixtures, and continued to **progress sustainability efforts at our golf courses**, including projects relating to water conservation, fuel efficiency, energy and emissions reduction, waste reduction and recycling • Developed an **Environmental Management System** to govern internal policies and procedures with respect to our operating portfolio and tenant engagement and data collection with respect to our triple-net lease portfolio • Advanced our tenant engagement efforts through an enhanced asset-level data collection survey to expand the scope and detail of reported **triple-net lease portfolio sustainability data** • Furthered our assessment of the **UN Sustainable Development Goals** (UN SDGs) alignment with our ESG strategy, as set forth in our 2023-2024 ESG Report

Social Responsibility

Company Culture — Nurture our company culture and focus on the health, safety, wellbeing, and professional development of our employees through recruiting and retention, employee engagement, and strong support and benefits

Community and Corporate Citizenship — Support the communities and charitable organizations where we own properties and demonstrate our commitment through volunteering, regular giving, and taking advantage of unique opportunities as they arise

Ethical and Responsive Engagement — Enhance our commitments to key social responsibility issues such as philanthropy, human rights and other global challenges by implementing and expanding policies and procedures, training, and external engagement

Recent Highlights	• Supported the continued development of our employees and engagement programs, including the addition of a Director of People, development of our **VICI Values**, an organization-wide DiSC® personality assessment, additional communication and feedback training, and expansion of "**VICI U**," our internal training curriculum
	• Continued to enhance our corporate giving initiatives through our impact pillars of **Community Relief**, **Environmental Sustainability** and **Youth Development**, held multiple company-wide volunteer events, continued to build relationships with charitable organizations and explore community impact opportunities
	• Received our sixth annual certification as a Great Place to Work ® with **100%** of our employees agreeing that "**Taking everything into account, this is a great place to work**," and expanded our employee feedback programs to incorporate additional pulse surveys

What's New?

We are consistently striving to improve our approach to environmental sustainability, social responsibility and corporate governance, as well as the quality and transparency of our related disclosure. We believe providing additional information to our investors and other stakeholders is of the utmost importance. New developments regarding these matters include:

Corporate Governance

- Enhanced disclosure of our corporate governance history and development timeline — *see page 23*
- Enhanced disclosure regarding additional aspects of our risk management programs — *see page 29*

Environmental Sustainability

- Reported additional data with respect to tenants' environmental sustainability programs across our leased portfolio — *see page 35*
- Included disclosure regarding our most recent climate-related risk assessment — *see page 34*

Social Responsibility

- Enhanced disclosure of our Human Capital Management programs and metrics — *see pages 37-38*
- Enhanced disclosure of our corporate giving key pillars and charitable impact in 2024 — *see page 39*

VICI®

EXECUTIVE COMPENSATION HIGHLIGHTS

Executive Compensation Structure

The following is an overview of the highlights of our compensation structure.



	Element	Form	2024 Metrics and Weighting	
	Base Salary	Fixed Cash	100%	• Base level of compensation to attract, motivate, retain and reward high-performing executives
At-Risk Performance-Based Compensation	Short-Term Incentive Plan (STIP)	Performance-Based Cash	100%	• Performance-based cash compensation tied to achievement of pre-determined quantitative performance goals • **100% based on AFFO Per Share Growth** measured over two-year performance period
At-Risk Performance-Based Compensation	Long-Term Incentive Program (LTIP)	Restricted Common Stock	40%	• Three-year time-based shares of restricted common stock that vest ratably on an annual basis • Aligns interests of executives with stockholders and serves as a retention tool

At-Risk Performance-Based Compensation	Long-Term Incentive Program (LTIP)	Performance-Based Units	60%	• Three-year performance-based restricted stock units ("PSUs") that vest based on quantitative performance
				• Aligns executive and stockholder interests by encouraging growth strategies to maximize stockholder value and promote long-term value creation
				  • **50% based on Absolute TSR (annualized) performance goal**
				  • **50% based on Relative TSR vs. MSCI US REIT Index (RMZ) performance goal**

2024 Performance-Based Outcomes Summary

2024 STIP Awards (Annual Cash Incentive Award)			2022-2024 LTIP Awards (3-Year Performance-Based Portion)					
AFFO Per Share[(1)]			Absolute TSR (Annualized)			Relative TSR vs. RMZ		
Target	Superior	Result	Target	Superior	Result	Target	Superior	Result
$2.11	$2.16	**$2.26**	10.0%	12.0%	**4.3%**	55th Pctl.	70th Pctl.	**75th Pctl.**
200%			0%			200%		

Payouts as percentage of Target performance level based on performance compared to pre-established quantitative goals

(1) AFFO per share is a non-GAAP financial measure. For a definition and reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure, see the Appendix beginning on page 79 of this Proxy Statement.

INTRODUCTION

Our Board of Directors currently consists of seven members, all of whom have terms expiring at the Annual Meeting or until his or her earlier death, resignation, removal or a determination by the Board of Directors that such director no longer has the qualifications that are required by the Company's charter or bylaws. All of our directors will be nominated to serve until the 2026 annual meeting of stockholders or until their successors are duly elected and qualified.

At the Annual Meeting, stockholders will be asked to elect each of the director nominees to serve until the 2026 annual meeting of stockholders or until their respective successors are duly elected and qualified or until his or her earlier death, resignation, removal or a determination by the Board of Directors that such director no longer has the qualifications that were required by the Company's charter or bylaws. Our Board of Directors, upon the recommendation of our Nominating and Governance Committee, has nominated **James R. Abrahamson, Diana F. Cantor, Monica H. Douglas, Elizabeth I. Holland, Craig Macnab, Edward B. Pitoniak** and **Michael D. Rumbolz** to serve as directors. Each of the nominated persons currently serves as a member of the Board of Directors and has consented to being named in this Proxy Statement and to serve as a director, if elected. If any nominee is unavailable for election or service, the Board of Directors may designate a substitute nominee and the persons designated as proxy holders on the Proxy Card will vote for the substitute nominee recommended by the Board of Directors.

We believe that each of our director nominees has the specific experience, qualifications, attributes, and skills necessary to serve as an effective director on our Board of Directors. A description of our process for identifying and evaluating director nominees, as well as our criteria for membership on our Board of Directors, is set forth under the heading "Corporate Governance Matters — Director Candidate Qualification and Selection Process".

VOTE REQUIRED

Under our bylaws, to be elected in an uncontested election, director nominees must receive the affirmative vote of a majority of the votes cast, which means that the number of shares of common stock voted for a nominee must exceed the number of shares of common stock voted against that nominee. For purposes of the election of directors, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

If an incumbent director fails to be re-elected by a majority of votes cast, that director is required under our bylaws to tender his or her resignation to the Board of Directors. Any such resignation will take effect immediately upon its receipt. The Nominating and Governance Committee will consider promptly whether to fill the office of the nominee who has tendered a resignation and make a recommendation to the Board of Directors about filling the vacancy. The Board of Directors is required to act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and its rationale within 90 days after the election results are certified.

> **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR"**
> **EACH DIRECTOR NOMINEE SET FORTH BELOW.**

DIRECTOR NOMINEES

Below is the biographical information about the director nominees, including the specific characteristics that led to our Board of Directors and Nominating and Governance Committee to conclude that each should be nominated to serve as a director. In addition to the Key Skills and Qualifications listed below, please refer to page 4 of this Proxy Statement for the full Director Skills Matrix.



JAMES R. ABRAHAMSON

Former Chair and Chief Executive Officer of Interstate Hotels & Resorts

Independent
Age: 69
Director Since: October 2017
Board Role:
Chair
Industry Experience:

- Entertainment, Lodging and/or Hospitality
- REITs/Real Estate
- International

Biographical Information

- Serves as an independent director of BrightView Holdings Inc. (NYSE: BV), the largest provider of commercial landscape design and maintenance services in the United States, since 2015 and served as interim President and Chief Executive Officer from June through September 2023.
- Served as Board Chair of Interstate Hotels & Resorts ("Interstate"), the leading global hotel management company, from October 2016 until the sale of Interstate to Aimbridge Hospitality in October 2019. Previously served as Interstate's Chief Executive Officer and as a member of Interstate's Board from 2011 to March 2017.
- Served as an independent director of CorePoint Lodging Inc. (NYSE: CPLG), a leading mid-scale REIT, from its launch in 2018 until its sale in 2022; as independent director at LaQuinta Holdings (NYSE: LQ) from 2015 until its sale in 2018; and as an executive director of the Board of Directors of Intercontinental Hotels Group (LON: IHG) in 2010 and 2011.
- Previously held senior leadership positions with InterContinental Hotels Group (LON: IHG), Hyatt Corporation (NYSE: H), Marcus Corporation (NYSE: MCS) and Hilton Worldwide (NYSE: HLT) and served as President of the Marriott International National Association owners' organization in 2017 and 2018; as Board Chair of the American Hotel and Lodging Association in 2015 and 2016; and as Board Chair of the U.S. Travel Association in 2013 and 2014.
- Holds a degree in Business Administration from the University of Minnesota.

Reason for Nomination

Mr. Abrahamson's vast experience in, and knowledge of, the hospitality industry provides our Board of Directors with valuable insight into the industry. Skills gained from extensive previous and current board service in public and private companies are also valuable for our Company and our Board of Directors.

Key Skills/Qualifications

 
Capital Markets / M&A /
Investment Banking


Risk Oversight
and Management


Strategic Planning
and Leadership


Other Public Company
Board Experience


CEO / Executive
Management



DIANA F. CANTOR

Partner, Alternative Investment Management, LLC

Independent
Age: 67
Director Since: May 2018
Board Committees:
Audit (Chair)
Nominating and Governance
Industry Experience:

- Consumer Discretionary
- Entertainment, Lodging and/or Hospitality
- REITs/Real Estate
- International
- Technology

Biographical Information

- Partner and member of the Board of Managers of Alternative Investment Management, LLC, an independent, privately-held investment firm with a focus on private equity and hedge funds since January 2010.
- Serves on the Board of Directors of Domino's Pizza, Inc. (NYSE: DPZ) since October 2005 and the Board of Directors of Universal Corporation (NYSE: UVV) since 2012.
- Serves on the Board of Directors of the VCU Health System Authority (where she chairs the Investment and Debt Committee), Mauser Packaging Solutions and SCP Retirement Services (both private companies), and the Board of Trustees for Dodge & Cox Funds since October 2024.
- Previously served on the Boards of Directors of Media General Inc., Revlon, Inc., Vistage International, Inc., Knowledge Universe Education LLC, Edelman Financial Services, LLC (previously The Edelman Financial Group Inc. (NASDAQ: EF)), Adore Me, and Service King Body and Paint LLC.
- Former Chair and served for 10 years as a Trustee of the Virginia Retirement System, where she served on the Audit and Compliance Committee. Served as a Managing Director with New York Private Bank and Trust from January 2008 through the end of 2009; as founding Chief Executive Officer of the Virginia College Savings Plan, the state's 529 college savings program, from 1996 to 2008; and as Vice President of Richmond Resources, Ltd. from 1990 through 1996, and as Vice President of Goldman, Sachs & Co. from 1985 to 1990.
- Certified Public Accountant. Holds a J.D. from New York University School of Law, an MBA from the University of Miami and a B.S. in Accounting from the University of Florida.

Reason for Nomination

Ms. Cantor possesses extensive financial skills and experience and brings to the Board of Directors an important financial perspective. Ms. Cantor also provides valuable consumer product and marketing knowledge, as well as significant public company directorship experience, providing a valuable perspective to our Company and our Board of Directors.

Key Skills/Qualifications


Finance /
Accounting


Risk Oversight
and Management


Strategic Planning
and Leadership


Other Public Company
Board Experience


Cybersecurity
and IT



MONICA H. DOUGLAS

General Counsel for The Coca-Cola Company

Independent
Age: 52
Director Since: February 2020
Board Committees:
Compensation
Nominating and Governance
Industry Experience:

- Consumer Discretionary
- International

Biographical Information

- Serves as General Counsel for The Coca-Cola Company, a global brand and beverage company — a position she has held since April 2021. Prior to that, served as General Counsel, North America from January 2018 through April 2021, Legal Director in South Africa from September 2013 through December 2017 and as Vice-President of Supply Chain and Consumer Affairs from 2008 through 2013.
- Serves on the Board of Directors of Junior Achievement USA, an organization that provides programs for children in kindergarten through twelfth grade, which fosters work readiness, entrepreneurship and financial literacy skills; the Board of Directors of Jack and Jill of America, Inc., a membership organization of mothers with children ages two through nineteen, dedicated to nurturing future African American leaders by strengthening children through leadership development, volunteer service, philanthropic giving and civic duty; and the Board of Directors of Cool Girls, Inc., an organization dedicated to the self-empowerment of girls.
- Holds a J.D. from Stanford Law School, and a B.A. from the University of Michigan.

Reason for Nomination

Ms. Douglas possesses extensive consumer branding knowledge, as well as significant governance and risk management experience, on an international scale, through her experience as a general counsel for one of the most recognizable global brands, all of which provide meaningful additional perspective to our Company and our Board of Directors.

Key Skills/Qualifications

    

Government Relations / Legal and Regulatory / Public Policy	Risk Oversight and Management	Corporate Governance	Executive Compensation	Cybersecurity and IT



ELIZABETH I. HOLLAND

Chief Executive Officer, Abbell Credit Corporation and Abbell Associates, LLC

Independent
Age: 59
Director Since: January 2018
Board Committees:
Audit
Nominating and Governance (Chair)

Industry Experience:

- Entertainment, Lodging and/or Hospitality
- REITs/Real Estate
- Technology

Biographical Information

- Serves as Chief Executive Officer of Abbell Credit Corporation and Abbell Associates, LLC, a more than 80 year-old privately held real estate acquisition, development and management company with a portfolio of shopping center, office and enclosed mall properties, since 1997; and as Chief Executive Officer of Consortial Technologies, LLC, a privately held software development company.
- Serves as an independent trustee of Federal Realty Investment Trust (NYSE: FRT), a leading shopping center REIT since January 2017.
- Active member of the International Council of Shopping Centers ("ICSC"), serving as the organization's Chair from 2016 to 2017, Vice Chair from 2015 to 2016, and currently serves on the Board of Trustees. Member of the Urban Land Institute and its CRC Blue Flight Council.
- Experience as a senior staff attorney on the National Bankruptcy Review where she was a member of a Congressional commission charged with making recommendations to the U.S. Congress for bankruptcy code reform; as a restructuring and business reorganization attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York City; and as a fixed income portfolio manager.
- Holds a J.D. from Brooklyn Law School and a B.A. from Hamilton College.

Reason for Nomination

Ms. Holland's retail real estate expertise and experience as Chair of ICSC provide valuable and complementary skill sets to our Board of Directors. Ms. Holland also provides valuable perspective and experience to our Company and our Board of Directors through her role as a chief executive officer in the real estate industry and as a director for another publicly traded REIT.

Key Skills/Qualifications

    

Finance / Accounting	CEO / Executive Management	Strategic Planning and Leadership	Other Public Company Board Experience	Corporate Governance



CRAIG MACNAB

Former Chair and CEO,
National Retail Properties, Inc.

Independent
Age: 69
Director Since: October 2017
Board Committees:
Audit
Compensation (Chair)
Industry Experience:
- Entertainment, Lodging and/or Hospitality
- REITs/Real Estate
- International
- Technology

Biographical Information

- Held the position of Chair and Chief Executive Officer of National Retail Properties, Inc. (NYSE: NNN), a real estate investment trust that acquires, owns, invests in and develops properties that are leased primarily to retail tenants, from 2008 (with his service as Chief Executive Officer beginning in 2004) until his retirement in April 2017.
- Serves as an independent director of Independence Realty Trust (NYSE: IRT) since February 2024 and American Tower Corporation (NYSE: AMT) since 2014.
- Served as a director of Cadillac Fairview Corporation (a private company) from September 2011 through December 2022 and Forest City Realty Trust (NYSE: FCEA) from 2017 to 2018, Eclipsys Corporation from 2008 to 2014, and DDR Corp. (NYSE: DDR) from 2003 to 2015.
- Served as Chief Executive Officer and President of JDN Realty, a publicly traded real estate investment trust, from 2000 to 2003.
- Holds an MBA from Drexel University and a Bachelor's degree in Economics and Accounting from the University of the Witwatersrand.

Reason for Nomination

Mr. Macnab brings extensive financial, strategic and management experience leading a publicly held REIT in the retail sector, as well as a broad skill set and perspective gained from extensive public and private company board experience.

Key Skills/Qualifications

    

| Strategic Planning and Leadership | Other Public Company Board Experience | CEO / Executive Management | Human Capital Management | Executive Compensation |



EDWARD B. PITONIAK

Chief Executive Officer,
VICI Properties Inc.
Age: 69
Director Since: October 2017
Board Committees: None
Industry Experience:
- Consumer Discretionary
- Entertainment, Lodging and/or Hospitality
- REITs/Real Estate
- International

Biographical Information

- Appointed as our Chief Executive Officer on October 6, 2017.
- Served as Vice Chair of Realterm, a private equity real estate manager based in Annapolis, Maryland, that invests in logistics real estate, from January 2015 to July 2017.
- Served as an independent director on the board of directors of Ritchie Bros. Auctioneers Incorporated (NYSE: RBA), a global asset management and disposition company from July 2006 to May 2019; and as a director of Regal Lifestyle Communities (TSE: RLC), a Canadian senior housing real estate owner and operator, from 2012 until its sale in 2015.
- Served as Chair and Trustee of InnVest, a publicly listed REIT, from February 2015 to August 2016, when the REIT was sold and taken private, and served as Managing Director, Acting Chief Executive Officer and Trustee of InnVest from April 2014 to February 2015, where he was responsible for recapitalizing the REIT and transitioning its management function from an external, third-party management model to an internal management model.
- Served as President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust ("CHIP")), where he was employed from 2004 to his retirement in 2009. As Chief Executive Officer of CHIP, he led the company to four consecutive years of total return leadership among Canadian hotel REITs, and then to a sale in 2007. Mr. Pitoniak was also a member of CHIP's Board of Trustees before it went private.
- Prior to joining CHIP, served as a Senior Vice President at Intrawest Corporation, a ski and golf resort operator and developer, for nearly eight years. Before Intrawest, spent nine years with Times Mirror Magazines, where he served as editor-in-chief and associate publisher with Ski Magazine.
- Holds a B.A. from Amherst College.

Reason for Nomination

Mr. Pitoniak provides our Board of Directors with valuable experience in the hospitality, entertainment and real estate industries and, in particular, with respect to publicly held REITs. Our Company and our Board of Directors also benefit from Mr. Pitoniak's extensive previous board service. In addition, Mr. Pitoniak's position as our Chief Executive Officer since our formation allows him to advise our Board of Directors on management's perspective over a full range of issues affecting the Company.

Key Skills/Qualifications

   

| Risk Oversight and Management | Strategic Planning and Leadership | Other Public Company Board Experience | CEO / Executive Management | Human Capital Management |



MICHAEL D. RUMBOLZ

Executive Chair of the Board of Directors, Everi Holdings Inc.

Independent

Age: 70

Director Since: October 2017

Board Committees:
Audit
Compensation

Industry Experience:

- Consumer Discretionary
- Entertainment, Lodging and/or Hospitality
- Gaming
- International
- Technology

Biographical Information

- Serves as Executive Chair of the Board of Directors of Everi Holdings Inc. (NYSE: EVRI), a developer of gaming products and services since April 2022. Previously served in numerous positions at Everi Holdings, including Chair of the Board of Directors and Chief Executive Officer from March 2020 to April 2022 and President and Chief Executive Officer from May 2016 through March 2020.

- Serves as an independent director of Seminole Hard Rock Entertainment, LLC since 2008 and as the Chair of the American Gaming Association since January 2024.

- Served as Chair of the Board of Directors of Employers Holdings, Inc. (NYSE: EIG), from 2005 until May 2020, and as Chair and Chief Executive Officer of Cash Systems, Inc. (NSDQ: CKNN), a provider of cash access services to the gaming industry, from 2005 until 2008 when Cash Systems, Inc. was acquired by Everi Holdings.

- Served as former Vice Chair of the Board of Casino Data Systems until it was sold in 2001, President and CEO of Anchor Gaming from 1995 to 2000, Director of Development for Circus Enterprises (later Mandalay Bay Group) from 1992 to 1995, and President of Casino Windsor at the time of its opening in Windsor, Ontario in 1995.

- From time to time provided consulting services and held a number of public and private sector employment positions in the gaming industry, including serving as Member and Chair of the Nevada Gaming Control Board from 1985 through 1988 and as former Chief Deputy Attorney General of the State of Nevada.

- Inducted into the American Gaming Association's Gaming Hall of Fame Class of 2022 in recognition of his contributions to the gaming industry over the past 40 years.

- Holds a J.D. from the University of Southern California and a B.A. in political science from the University of Nevada – Las Vegas.

Reason for Nomination

Mr. Rumbolz's experience in the highly regulated gaming industry, both as an operator and as a regulator, provides a valuable perspective and practical insight to our Company and our Board of Directors. Our Company and our Board of Directors also benefit from Mr. Rumbolz's current and extensive prior public and private board service.

Key Skills/Qualifications

				
Risk Oversight and Management	CEO / Executive Management	Human Capital Management	Executive Compensation	Cybersecurity and IT

There are no family relationships among any of our directors or executive officers.

BOARD AND COMMITTEE STRUCTURE AND MEETINGS

Board Committee Structure and Membership

Our Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Governance Committee. Our committees are composed entirely of independent directors as defined under the rules, regulations and listing qualifications of the NYSE. From time to time, our Board of Directors may also create additional committees for such purposes as our Board of Directors may determine. The table below provides information with respect to membership and meetings held for the Board and each of the Board committees as of the date of this Proxy Statement:

Director	Board of Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee
James R. Abrahamson[1]	● Chair	—	—	—
Diana F. Cantor*	●	● Chair	—	●
Monica H. Douglas[2]	●	—	●	●
Elizabeth I. Holland*	●	●	—	● Chair
Craig Macnab*	●	●	● Chair	—
Edward B. Pitoniak[3]	●	—	—	—
Michael D. Rumbolz*[4]	●	●	●	—
Number of Meetings Held in 2024	**7**	**4**	**5**	**4**

● Board/Committee Chair ● Board/Committee Member

(1) Mr. Abrahamson serves as our independent Chair of the Board of Directors. Whenever possible, he actively participates, but does not vote, in meetings of the committees of the Board of Directors.

(2) In February 2025, Ms. Douglas joined the Nominating and Governance Committee.

(3) Mr. Pitoniak also serves as our Chief Executive Officer.

(4) In February 2025, Mr. Rumbolz joined the Audit Committee and rotated off of the Nominating and Governance Committee.

*   Audit committee financial expert

Leadership Structure of our Board of Directors

At the present time, the Board of Directors believes that a structure that separates the roles of Chair and Chief Executive Officer is most appropriate for the Company and that the Chair should serve in an independent, non-executive role. However, the Board of Directors reserves the right to determine the appropriate leadership structure for the Board of Directors on a case-by-case basis, taking into account at any particular time the Board of Directors' assessment of its and the Company's needs, as well as the people and situation involved. If in the future the Board of Directors, after considering relevant facts and circumstances at that time, appoints the Chief Executive Officer as Chair, we will promptly publicly disclose the appointment. The Board of Directors believes that having an independent director serve as the Chair is the appropriate leadership structure for our Company at this time because it allows our Chief Executive Officer to focus on executing our Company's strategic plan and managing our operations and performance, while allowing the Chair to focus on the effectiveness of the Board and provide independent oversight of our senior management team. The Chair of the Board's responsibilities include, among other things:

- Serving as chair of our annual meeting of stockholders and calling special meetings of stockholders,

- Calling meetings of the Board of Directors and acting as chair of such meetings,

- Participating in informal meetings with stockholders beyond engagement at the annual meeting, and

- Regularly engaging with the Chief Executive Officer, chairs of committees of the Board of Directors, and other members of the Board of Directors regarding issues related to the structure and operation of the Board of Directors.

As a result of the current separation between the roles of Chair of the Board of Directors and Chief Executive Officer (where the current Chair is an independent director) and the composition of our Board of Directors, the Board of Directors has determined that no lead independent director is necessary at this time. In the event that the Chair of our Board of Directors is no longer independent, we expect that our Board of Directors would appoint a lead independent director and further delineate their role and responsibilities in such capacity.

Director Attendance at Board, Committee and Annual Stockholder Meetings



2024 Annual Meeting of Stockholders Attendance

100%



2024 Board and Committee Meeting Attendance

100%	100%	100%	100%
Board of Directors	**Audit Committee**	**Compensation Committee**	**Nominating and Governance Committee**

All seven of our directors serving on the Board attended the 2024 Annual Meeting of Stockholders. In addition to the Board and committee meetings set forth above, our Board of Directors and its committees acted by written consent from time to time as appropriate. Our directors are also frequently consulted by management for advice and counsel and to receive informational updates, including in connection with potential transactions and strategic initiatives or important developments with respect to key topics between formal meetings of our Board of Directors or any of its committees. For 2024, all directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors, and (ii) the total number of meetings held by all committees of the Board of Directors on which each individual serves (during the periods that such individual served). Our Corporate Governance Guidelines provide that, absent exigent circumstances, all directors are expected to attend the Company's annual meetings of stockholders.

Committee Meeting Attendance

With respect to Committee meetings, all of our independent directors are invited to attend and actively participate in meetings of committees of which they are not a member. Independent directors that are not members of a committee and attend and participate in meetings of such committee do not count for purposes of establishing a quorum and may not vote on any matter presented to such committee. The Board believes that this practice encourages communication and broader participation among members of the Board, resulting in strong alignment and efficiency with respect to committee decision-making processes.

Executive Sessions of Non-Management Directors

Pursuant to our Corporate Governance Guidelines and the NYSE listing standards, in order to promote open discussion among non-management directors, the non-management directors regularly meet in executive session without management participation. The executive sessions occur after each regularly scheduled meeting of the entire Board of Directors and at such other times that the non-management directors deem necessary or appropriate. The Chair of the Board of Directors, or, in the absence of a chair of the Board of Directors, the Chair of the Nominating and Governance Committee presides at such sessions; in the absence of such committee chair, the non-management directors present will elect another committee chair to preside at such session. If the group of non-management directors includes any directors who are not "independent" (as such term is defined from time to time under the listing standards of the NYSE), an executive session of the independent directors shall be scheduled at least once per year. Currently, all of our non-management directors are independent.

DIRECTOR INDEPENDENCE

Independence Determinations By Our Board of Directors

Our Corporate Governance Guidelines provide that a majority of our directors serving on our Board of Directors must be independent as required by the listing standards of the NYSE. We define "independent director" by reference to the rules, regulations and listing qualifications of the NYSE. In general, a director is deemed independent if the director has no material relationships with our Company. Our Board of Directors, after broadly considering all relevant facts and circumstances, including with respect to (i) the past and current relationships, if any, of each director with the Company and (ii) the commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships of each director, has affirmatively determined that all of the Company's non-employee directors, Messrs. Abrahamson, Macnab and Rumbolz and Mses. Cantor, Douglas and Holland are independent directors. In making these determinations, the Board of Directors reviewed the non-employee directors' relationships, if any, with us, as well as the additional criteria set forth above, and determined that there are no material relationships with our Company.


CEO
86%
Independent
Independent Directors

BOARD GOVERNANCE AND EFFECTIVENESS

Our Board believes that improving its effectiveness is an ongoing process that requires thoughtful planning and selection, effective engagement, thorough self-evaluation, and implementation of effective policies to advance the Board's function. Our Board continues to evolve and adapt in order to drive the Company's strategic direction. This ongoing process is outlined in five major phases and described in more detail below.


Review of Board Composition
1
Director Candidate Qualification and Selection Process
2
3
Director Onboarding, Education and Engagement
4
Annual Board, Committee and Director Self Assessment Process
Director Retirement, Refreshment and Succession Planning
5

1 Review of Board Composition

On at least an annual basis, our Nominating and Governance Committee considers the appropriate size, composition and representation on our Board of Directors and its committees and makes recommendations to the Board of Directors with respect to such matters. Our Nominating and Governance Committee continues to believe that our current Board of Directors is well suited to support the Company and its strategic objectives. In particular, the Nominating and Governance Committee believes that our current Board of Directors represents an appropriate distribution of backgrounds, skills, qualifications and experience to oversee and advise management with respect to, among other things, the Company's long-term strategy, transactional opportunities, and enterprise risk management.

2 Director Candidate Qualification and Selection Process

Director Selection Process. Our Nominating and Governance Committee is responsible for recommending director candidates and nominees to the full Board, in collaboration with the Chair of the Board. The Nominating and Governance Committee seeks to identify potential candidates on an ongoing basis, with the goal of identifying and informally approaching possible director candidates in advance of actual need, based on input provided by a number of sources, including (i) incumbent members of the Board, (ii) officers and employees of the Company, (iii) stockholders of the Company, and (iv) other corporate governance and industry participants, such as the NYSE Board Advisory Council. As part of the candidate identification process, the Nominating and Governance Committee evaluates the skills, experience and backgrounds of the current Board, and whether there are additional skills, experience or backgrounds that should be added to complement the composition of the existing Board.

Once director candidates have been identified, the Nominating and Governance Committee will then evaluate each candidate in light of his or her qualifications and credentials, and any additional factors that the Nominating and Governance Committee deems necessary or appropriate. Existing directors who are being considered for re-nomination will be re-evaluated as part of the Nominating and Governance Committee's process of recommending director candidates.

Director Qualifications. Our Corporate Governance Guidelines contain the membership criteria for our Board. Among other attributes, directors or director candidates should have:

(i)   integrity, strength of character, vision, imagination and loyalty to the Company and its stockholders,

(ii)   independent, practical and mature judgment, with the ability to evaluate and appraise objectively the Company's strategies and financial position and possess the necessary governance experience and relevant skills to fulfill the role of fiduciary oversight,

(iii)   substantial business experience and strong financial acumen, with practical application to the Company's needs,

(iv)   the willingness and ability to make a significant commitment of time and attention to the Board's processes and affairs, including meetings and preparation,

(v)   the ability to work with fellow directors as members of a collegial group, without necessarily always agreeing with them, and the ability to provide guidance, relevant insights and support to the Company's Chief Executive Officer and senior management team,

(vi)   an absence of conflicts of interest that would interfere with Board service,

(vii) the ability to secure relevant licenses required, and

(viii) a commitment to having a meaningful, long-term equity ownership stake in the Company in compliance with the director stock ownership guidelines adopted by the Board.

HOW WE BUILD A BOARD THAT IS RIGHT FOR VICI

The Board continuously identifies potential director candidates in anticipation of retirements, resignations, or the need for additional capabilities. The graphic below describes the ongoing Nominating and Governance Committee process to identify highly qualified candidates.

Consider Current Board Core Competencies and Strategic Needs

Ensure Board is strong in core competencies of strategic oversight, corporate governance, stockholder advocacy and leadership and has a variety of expertise and perspective and that, collectively, enable the Board to perform its oversight function effectively

Consider and Screen Qualified Candidates

Look for exceptional candidates that possess integrity, independent judgement, substantial business experience, and a skill set to meet existing or future business needs. All candidates are screened for conflicts of interest, and ability to secure relevant licenses required

Nominating and Governance Committee and Full Board Review

Consider shortlisted candidates; after deliberations, Nominating and Governance Committee recommends candidates for election to the Board. The Board engages with shortlisted candidates; dialogue and decision with a commitment to a broad range of backgrounds, expertise, and skills, and range of tenures

Regulator Licensing Process

Initiate and complete regulatory approval process in all applicable jurisdictions

Outcome

Highly qualified Board of Directors with broad range of experiences and perspectives, reflecting:

— Financial and accounting expertise

— Extensive real estate, hospitality and consumer discretionary industry knowledge

— Significant public company director experience

— Significant CEO / executive management experience

— Governance and sustainability experience

— Cybersecurity experience

Director Expectations and Director Commitments. Directors are expected to prepare for, attend regularly and participate actively and constructively at meetings of the Board of Directors and its committees. Directors are expected to review the material that is distributed in advance of any Board of Directors or committee meeting. The Board of Directors will consider other commitments, including board service, in assessing each director's and potential candidate's ability to serve on the Board of Directors and fulfill his or her responsibilities. In particular, the Nominating and Governance Committee and the Board shall evaluate whether simultaneous service on other boards of directors adversely affects the Director's ability to devote sufficient time and attention to his or her responsibilities and to effectively serve the Company, taking into account the Director's roles and responsibilities with respect to such other boards of directors, as well as applicable governance and voting standards with respect to service on multiple boards of directors. To that end, without the consent of the Board obtained in each case, a Director may not serve on the boards of directors of more than four public companies (including the Company) or, if the Director is an executive officer of a public company, on the boards of directors of more than two public companies (including the Company). Each director is expected to notify the Chair of the Board of Directors and the Chair of the Nominating and Governance Committee in advance of accepting an invitation to serve as a member of another public company board of directors.

Recruiting Strategy. We endeavor to have a Board of Directors that represents a broad range of different backgrounds, experiences, expertise, perspective, skills and contacts, and a range of tenures that are appropriate given the Company's current and anticipated circumstances and that, collectively, enable the Board of Directors to perform its oversight function effectively. While we believe we have assembled a highly qualified board, supported by third-party recognition of their collective qualifications, we continue to monitor the broad pool of potential directors for those candidates who would augment our existing composition and further our commitment to board excellence.

Other Considerations. The Nominating and Governance Committee will consider the optimal size and composition of the Board of Directors and identify and screen candidates qualified to serve on the Board of Directors, consistent with the criteria approved by the Board of Directors, including considering suggestions for Board of Directors membership submitted by stockholders in accordance with the notice provisions and procedures set forth in the Company's bylaws. The Nominating and Governance Committee will also consider the Board's current distribution of professional backgrounds and industry experience in evaluating potential Director candidates. After completing the identification and evaluation process, the Nominating and Governance Committee will recommend to the Board of Directors the nomination of a number of candidates equal to the number of director vacancies that will exist at the annual meeting of stockholders. The Board of Directors will then select the director nominees for stockholders to consider and vote upon at the annual meeting of stockholders.

Stockholder Recommendations for Board Nominations. Our Nominating and Governance Committee considers properly submitted stockholder recommendations for candidates for membership on our Board of Directors complying with procedural requirements that are set forth in the Company's bylaws or may be communicated to stockholders from time to time. The recommendation should be addressed to the Secretary, VICI Properties Inc., 535 Madison Avenue, New York, New York 10022.

 Director Onboarding, Education and Engagement

Orientation and Onboarding. We provide each new director with a comprehensive set of materials, including our organizational structure, corporate policies and procedures, and additional information on gaming regulatory compliance and other areas pertinent to our operations. We also encourage meaningful in-person engagement with members of the management team and other members of the Board to provide a new director with the opportunity to enhance their familiarity with our business and strategy.

Director Education. Our Director Continuing Education Principles set forth our guiding principles with respect to ensuring that the stockholders of the Company are best served by a Board of Directors comprised of individuals who thoroughly comprehend the role and responsibilities of, and maintain the core competencies necessary for, an effective Board in its oversight of the Company and its ability to drive long-term corporate success. To that end, all members of the Board are encouraged to:

- engage in such director education programs as they deem appropriate (given their individual backgrounds);
- remain informed of emerging issues and trends relevant to board governance, service and practices;
- monitor developments in the industries relevant to the Company; and
- pursue experience relevant to their contribution to the Board generally, as well as their responsibilities through their specific assignments to committees of the Board.

We have provided our directors with access to educational resources through our membership in a national director membership organization, although directors are encouraged to exercise independent judgement regarding the continuing education opportunities that they elect to pursue. We reimburse directors for the costs of attending and/or engaging in director education programs.

Individual Discussions. Throughout the year and as circumstances warrant, our management team engages with directors individually and in small groups with respect to key emerging issues, areas of focus identified by the director, or areas of director expertise as appropriate. Each of our directors possesses relevant experience in key areas related to our business, including the entertainment, lodging and hospitality sectors, gaming and regulatory engagement, real estate management and development, or international investments and operations, pursuant to which we periodically seek their experience and insight outside of our scheduled meeting calendar. In addition, many of our directors bring their valuable perspective from experience in other public and private company board of directors roles, as well as their experience in a chief executive officer or other executive officer role, to these individual discussions.

 **4   Annual Board, Committee and Director Self-Assessment Process**

Board, committee and individual director evaluations play a critical role in ensuring the effective functioning of our Board of Directors. It is important to take stock of Board, committee and individual director performance and to solicit and act upon feedback received from each member of our Board of Directors. To this end, the Board of Directors, each committee and each director annually conduct a comprehensive self-assessment process. Noted below are the high-level steps of the Board of Directors and committee self-assessment process.

Board, Committee and Director Evaluations: A Multi-step Process	Topics Considered During Board and Committee Evaluations Include:
Review Of Evaluation Process The chair of the Nominating and Governance Committee, with the assistance of the General Counsel and Secretary, periodically reviews the evaluation process to ensure that actionable feedback is solicited on the operation of our Board of Directors and its committees, as well as director performance. Pursuant to the Corporate Governance Guidelines, the Nominating and Governance Committee considers engaging an external evaluator to facilitate the process at least every three years (most recently in the third quarter of 2022).	**Director Performance** • Individual director performance (self-assessment and peer assessment) • Chair of the Board (in that role) • Each committee chair (in that role)
Engagement Tailored questionnaires for the Board and each committee are reviewed and updated by the chair of the Nominating and Governance Committee, with the assistance of the General Counsel and Secretary and in consultation with the Chair of the Board of Directors and the other committee chairs, prior to distribution to each of the directors. Topics include the following: • Board and Committee Responsibilities and Effectiveness; • Board and Committee Structure, Composition and Size; • Access to Resources, Including Management and Outside Advisors; • Board Culture; • Strategic Oversight; • Content and Quality of Board/Committee Materials and Information; • Risk Assessment and Management; and • Succession Planning.	**Board And Committee Operations** • Board and committee composition, including skills, experience, background and expertise • Committee structure, including the division of responsibilities between the Board and its committees • Access to management and employees of the Company, as well as outside advisors • Conduct of meetings, including time allocated for, and encouragement of, constructive and candid dialogue • Materials and information, including content, quality and timeliness
One-On-One Discussions The Chair of the Board of Directors meets with each director individually. These one-on-one discussions provide further opportunity for candid discussions to solicit additional feedback regarding Board, committee and individual director performance and effectiveness.	**Board Performance** • Effectiveness in advising and engaging with management • Oversight of corporate culture • Appropriate focus on stockholder value • Strategic oversight, including risks related thereto • Crisis preparedness • Director succession planning
Evaluation Summary And Feedback Summaries of Board and committee questionnaire responses, as well as additional feedback received through one-on-one discussions, are provided to the Board of Directors and each committee (as applicable). The Board and each committee review the results and findings of the self-evaluation process in executive sessions.	
Feedback Incorporated Policies and practices updated as appropriate as a result of the director feedback. *Areas in which the most recent annual Board and Committee evaluations have led to further focus and enhancement include:* • *Maintaining high engagement and strong relationships between management and directors;* • *Continued enhancement of management and director succession planning;* • *Additional materials and topical information on emerging trends and developments; and* • *Continued focus on strategic discussions and long-term strategic planning.*	**Committee Performance** • Performance of committee duties under committee charter • Effectiveness of each committee in advising the Board on issues allocated to it under the committee charter • Use and effectiveness of advisors and experts to assist the committee in discharging its duties and responsibilities (as applicable) • Effectiveness of each committee monitoring the implementation of its policies and recommendations
Ongoing Feedback Directors provide ongoing, real-time feedback outside of the annual evaluation process.	



 **5** **Director Retirement, Refreshment and Succession Planning**

Our Board of Directors believes that it is in the best interests of the Company and its stockholders to refresh Board membership when appropriate, but not to constrain the Board with a mandatory retirement age that does not take individual circumstances into consideration, including a director's unique qualifications, contributions, skills or relationships. Accordingly, a director who has turned 75, or who will turn 75 prior to the next annual meeting of stockholders, will be expected to offer their resignation to the Nominating and Governance Committee at least six months prior to the next annual meeting of stockholders to be effective at such annual meeting. The presumption would be that the offer would be accepted and that the director would not be nominated for re-election at the next annual meeting. However, the Board of Directors reserves the right, based on the recommendation of the Nominating and Governance Committee, to nominate such director for re-election if it believes, under the circumstances, that such director is likely to continue to make important contributions to the Board of Directors, and that such director's continued service on the Board of Directors is in the best interests of the Company and its stockholders. Although we do not have term limits or a mandatory retirement age for our directors, our Board of Directors remains committed to periodic board refreshment. Consistent with this belief, we have appointed three new directors since our formation in 2017.

> **Committee Rotation**
>
> In February 2025, our Board of Directors determined to refresh its committee membership by expanding the Audit Committee to four members and rotating certain existing committee roles among the directors.

Led by our Nominating and Governance Committee, our Board of Directors regularly evaluates the needs of the Company with respect to director succession planning and considers the potential for new or additional directors intended to bring fresh perspectives, skill sets and ideas, as well as industry and professional experience, that add value to the current composition and functioning of the Board. Among other aspects of these evaluations, the Nominating and Governance Committee:

- identifies the collective mix of desired backgrounds, skills, and experience for our Board of Directors, taken as a whole, and identifies potential opportunities for enhancement in light of the needs of our organization, including the Company's business strategy and long-term goals;

- considers each current director's experience, skills, principal occupation, reputation, independence, age, tenure, committee membership and background; and

- considers the results of our annual Board, Committee and Director self-evaluations, as well as feedback received from interviews of each director performed by our independent Chair of the Board.

As noted above under "Review of Board Composition", the Board continues to believe that our current Board of Directors is well suited to support the Company and its strategic objectives, representing an appropriate distribution of backgrounds, skills, qualifications and experiences.

DIRECTOR COMPENSATION PROGRAM

Each of our non-employee directors receives the following compensation for their service on the Board of Directors pursuant to our director compensation program.

Compensation Component	Amount		
Annual Retainer	$300,000 • ~66.7% ($200,000) payable in restricted common stock[1] • ~33.3% ($100,000) payable in cash		
Additional Annual Retainers			
Independent Chair of the Board Annual Retainer	$150,000		
	Audit Committee	**Compensation Committee**	**Nominating and Governance Committee**
Committee Chair Annual Retainer	$40,000	$25,000	$20,000
Committee Member Annual Retainer	$20,000	$10,000	$10,000

Each director may elect, before the year in which such election is to be effective, whether to receive the additional annual retainers for Board and committee service for that year in cash, equity or a combination thereof. In addition, our directors may elect to defer some or all of their compensation pursuant to a deferral plan, consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended from time to time.

(1)   The portion of the annual retainer paid in restricted common stock is paid on an annual meeting-to-annual meeting basis in order to align with each director's term of service.

2024 DIRECTOR COMPENSATION

The following table summarizes all compensation for our non-employee directors for the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total ($)
James R. Abrahamson	$170,014	$270,014	$440,028
Diana F. Cantor	$100,000	$250,000	$350,000
Monica H. Douglas	$104,000	$206,000	$310,000
Elizabeth I. Holland	$116,000	$224,000	$340,000
Craig Macnab	$100,000	$245,000	$345,000
Michael D. Rumbolz	$100,000	$220,000	$320,000

(1)   The amounts in the Stock Awards column reflect the aggregate grant fair value in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 13 of the consolidated financial statements included in our 2024 Annual Report. On April 30, 2024, each director received their annual restricted stock award with a value of $200,000 covering the period from April 30, 2024 (the date of the 2024 annual meeting of stockholders) to April 29, 2025 (the date of the Annual Meeting). The cash component of their annual compensation, as well as the additional annual retainers that each director is entitled to receive for their service on committees and in leadership roles (which they receive in a mix of stock and cash at their election), are paid on a quarterly basis.

CORPORATE GOVERNANCE PROFILE

Our commitment to corporate governance is integral to our business and reflects not only regulatory requirements, NYSE listing standards and broadly recognized governance practices, but also effective leadership and oversight by our senior management team and Board of Directors. We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance framework include the following:

WHAT WE DO	WHAT WE DON'T DO
☑ **86% Independent Directors.** *Six of our seven directors standing for election have been determined by our Board to be "independent" as defined by the NYSE listing standards.*	☒ **No Classified Board.** *Our directors are elected annually for one-year terms.*
☑ **Independent Chair and Entirely Independent Committees.** *Our Chair of the Board is an independent director, which strengthens the role of our independent directors and encourages independent Board leadership. All of the members of our Audit, Compensation, and Nominating and Governance Committees are independent.*	☒ **No Poison Pill or Stockholder Rights Plan.** *We do not have a "poison pill" or stockholder rights plan, and, in the event we determine to adopt such a plan, we will seek stockholder approval prior to, or in certain circumstances within twelve months following, such adoption by our Board of Directors.*
☑ **Annual Board, Committee and Director Self-Assessments.** *The Board of Directors and each committee annually conduct a comprehensive self-assessment process and considers engaging an independent evaluator at least every three years (with such independent evaluator most recently engaged in connection with the 2022 annual self-evaluation process).*	☒ **Opted Out of Maryland Anti-Takeover Statutes.** *We have elected not to be subject to the Maryland Unsolicited Takeover Act (MUTA), Maryland Business Combination Statute and the Maryland Control Share Acquisition Statute, and any change to such elections must be approved by our stockholders.*
☑ **Majority Voting for Directors.** *Directors are elected in uncontested elections by the affirmative vote of a majority of the votes cast.*	☒ **No Material Related Party Transactions or Relationships.** *We do not currently have any material related party transactions. In addition, no immediate family relationships exist among any of our directors or executive officers.*
☑ **Systemic Risk Oversight by Board and Committees.** *Our Board has overall responsibility for risk oversight, while each of our Audit, Compensation and Nominating and Governance Committees monitor and address risks within the scope of their particular expertise or charter.*	☒ **No Selective Disclosure of Information.** *We have a Corporate Disclosure Policy applicable to directors, officers and employees to ensure timely, transparent, consistent and accurate financial and other information is provided to the investing community on a non-selective basis.*
☑ **Audit Committee Financial Experts.** *All of the members of our Audit Committee qualify as "audit committee financial experts" as defined by the SEC.*	☒ **No Option Trading or Short Selling of Our Securities.** *None of our directors and officers are permitted to trade in options, warrants, puts and calls or similar instruments on Company securities or sell Company securities "short".*
☑ **Robust Executive Officer and Director Stock Ownership Guidelines.** *Our amended stock ownership guidelines require each of our executive officers and directors to accumulate and hold a significant amount of shares and exclude unearned performance-based equity from qualification as ownership.*	☒ **No Hedging or Pledging of Our Securities.** *Our anti-hedging policy prohibits our directors and officers from engaging in any hedging or monetization transactions involving our securities. In addition, none of our executive officers or directors are permitted to purchase our securities on margin or pledge our securities as collateral for margin or other loans.*
☑ **Market-Standard Proxy Access.** *A stockholder, or a group of up to 20 stockholders, that continuously hold 3% or more of our shares for at least three years may nominate up to the greater of two directors and 20% of directors, and such nominees will appear on the same ballot as the nominees recommended by our Board of Directors, subject to applicable requirements set forth in our bylaws.*	☒ **No Limits on Stockholder Ability to Amend Bylaws.** *Our stockholders are empowered to amend, alter or repeal any provision in our bylaws upon the affirmative vote of a majority of all the votes entitled to be cast.*

CORPORATE GOVERNANCE HIGHLIGHTS AND TIMELINE

We are committed to maintaining the highest standards of corporate governance, which we believe promotes long-term value creation, transparency and accountability to our stockholders. Because corporate governance practices evolve over time, based on our ongoing evaluation of best practices and investor feedback on our governance practices, we have consistently implemented governance and disclosure enhancements since our formation in 2017. Set forth below are key highlights of our corporate governance efforts since our formation:



Charter and Bylaws • Board and Committees • Corporate Policies • Organizational Developments • Additional Disclosures

2025+
- Amended **Code of Business Conduct** and **Corporate Governance Guidelines** to reflect existing and better practices
- **Committee rotation and refreshment**

2024
- Published **Corporate Responsibility** statements on key topics
- Released **2023-2024 ESG Report** (adding UN SDG alignment)
- Implemented enhanced **third-party risk management framework**
- Amended **Code of Business Conduct** and **Corporate Governance Guidelines** to reflect key topical updates and additional policies

2023
- Amended **Incentive Compensation Clawback Policy** in accordance with NYSE listing requirements and SEC rulemaking
- Released **2022-2023 ESG Report** (adding SASB-aligned disclosure)
- Amended **Committee charters** to reflect evolving trends and clarify key areas of oversight

2022
- Amended **Bylaws** to implement proxy access on market standard terms
- Released **2021-2022 ESG Report** (adding TCFD-aligned disclosure)
- Amended **Related Party Transactions Policy** in accordance with NYSE listing requirements
- Formed the **VICI Management Committee**
- Amended **executive and director stock ownership guidelines** to reflect leading practices

2021
- Released first comprehensive **2020-2021 ESG Report**
- Amended our **Charter** to increase authorized capital stock
- **Committee rotation and refreshment,** including new Nominating and Governance Committee Chair
- Amended **Committee charters** to reflect evolving trends and clarify key areas of oversight
- Amended **Code of Business Conduct, Corporate Governance Guidelines** and **Corporate Social Responsibility Policy** to reflect key topical updates and existing practices

2020
- Appointed a new, highly qualified independent director
- Established the **Employee Advisory Committee**
- Amended **Bylaws** with stockholder approval to adopt a majority voting standard for Bylaws amendments

February 2018
Initial Public Offering

October 2017
Corporate Formation

2019   2018   2017

CORPORATE GOVERNANCE POLICIES AND DOCUMENTS

Our corporate governance framework is a set of principles, guidelines, policies, and practices that support ethical and responsible business practices and long-term value creation for our stockholders.

Corporate Governance Guidelines

Our Corporate Governance Guidelines set forth a flexible framework within which the Board, assisted by its committees, directs the affairs of the Company and reflect the Board's commitment to monitoring the effectiveness of decision-making at the Board and management level and ensuring adherence to good corporate governance principles. Topics covered include, among other things:

- Director and Director Candidate Responsibilities and Qualifications
- Board Composition and Committee Structure
- Director Orientation and Continuing Education

- Executive and Director Stock Ownership Guidelines
- Interaction with Stockholders and Interested Parties
- Succession Planning
- Board, Committee, and Director Self-Evaluations

Our Corporate Governance Guidelines are periodically reviewed by the Nominating and Governance Committee.

Code of Business Conduct

Our Code of Business Conduct applies to our directors, officers and other employees and is designed to:

- deter wrongdoing and promote honest and ethical conduct,
- promote full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications,
- expressly state our commitment to an inclusive workplace and accompanying employment practices and decisions
- ensure compliance with applicable governmental laws, rules and regulations;
- establish an expectation of fair dealing with our competitors, tenants, borrowers, managers of our properties, suppliers and employees; and
- encourage prompt internal reporting of violations to the appropriate persons and advocate for accountability for adherence to the Code of Business Conduct.

Our Board of Directors periodically reviews the Code of Business Conduct. Only our Board of Directors, or a committee designated by the Board of Directors, is able to approve any waiver of the Code of Business Conduct for our executive officers or directors, and any such waiver shall be promptly disclosed as required by law, stock exchange regulations or the requirements of the SEC. Any substantive amendments to or waivers from any provision of the Code of Business Conduct applicable to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer will be posted under the section "Investors — Corporate Governance" on our website at www.viciproperties.com. During the year ended December 31, 2024, our Board of Directors (or any committee thereof) did not approve any waiver of the Code of Business Conduct.

Whistleblower Policy

Our Whistleblower Policy establishes procedures for the receipt, retention and treatment of complaints regarding improper or questionable accounting, internal accounting controls or auditing and other matters involving the Company with a secure, independent whistleblower hotline and website to ensure the confidential, anonymous submission of such complaints. **Since implementation of the Whistleblower Policy, we have received no material complaints or submissions through our whistleblower reporting process.**

Corporate Responsibility

Our approach to Corporate Responsibility principles are predicated on our core commitment to sustainable business practices that encourage a culture of economic, environmental, and social responsibility through our business activities regardless of geographic location, within the scope of our capabilities, and consistent with applicable laws and regulations, and our Code of Business Conduct and other policies. Our Corporate Responsibility commitments are available on our website and are premised on three core concepts:

Operational Responsibility   **Environmental Responsibility**   **Social Responsibility**

Our Board of Directors has approved and periodically reviews our Corporate Responsibility statements and policies.

Additional Policies

Political Contributions and Engagement

Our **Code of Business Conduct** includes policies relating to political contributions by the Company and Company personnel. Company personnel are encouraged to participate in political activities on their own time and at their own expense, and in a manner consistent with applicable law and the Company's applicable policies. However, Company assets, facilities and resources may not be used for political purposes except in accordance with applicable laws and Company policies and after approval by the Board of Directors. The Code of Business Conduct also strictly prohibits making illegal payments to government officials of any country, including under the U.S. Foreign Corrupt Practices Act, which prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business, and similar federal, state and local rules, as well as those of foreign governments.The Company may from time to time maintain membership in certain trade groups or industry associations who independently engage in political activity. Although a portion of membership dues paid to such organizations may be used for lobbying and other political activities as described herein, the Company does not direct any such funds.

Our **Political Contribution Policy** governs the political engagement of Company personnel under applicable regulatory requirements. In particular, the Political Contribution Policy provides for the implementation of internal safeguards to prevent unlawful political contributions by the Company and our officers, employees and directors who are licensed or have applied for a gaming license in one or more of the jurisdictions in which we are licensed, due to the highly regulated nature of the gaming industry in which we operate.

Our Board of Directors periodically reviews the Political Contribution Policy.

> **Industry Association Involvement**
>
> In 2024, VICI paid a total of approximately $445,000 in membership dues to the National Association of Real Estate Investment Trusts (Nareit) and the American Gaming Association (AGA), approximately 21% of which was allocated by the respective organizations to lobbying and political activities. Except for such portion of these dues (which are not directed by VICI), VICI did not expend corporate resources for political advocacy purposes in 2024.

Responsible Supplier Principles

Our Responsible Supplier Principles are designed to outline our expectations for the responsible business practices of our third-party suppliers. The Responsible Supplier Principles include our expectation that our third-party suppliers (i) comply with all applicable laws and regulations, (ii) have a commitment to providing equal opportunity, (iii) institute and enforce policies prohibiting harassment and discrimination, (iv) prohibit forced labor and abuse of labor, including human trafficking, (v) prohibit child labor, (vi) comply with all applicable local and national wage, work hours, overtime and benefits laws, and (vii) support environmental sustainability and business integrity. Our Board of Directors periodically reviews the Responsible Supplier Principles for changes in our business and any legal or regulatory requirements.

> **Where to Find our Corporate Governance Documents and Policies**
>
>
>
> You are encouraged to visit our Corporate Governance website at https://investors.viciproperties.com/corporate-governance/ to view or obtain copies of our articles of incorporation and bylaws, committee charters, and certain corporate policies, including our Code of Business Conduct. You may also obtain, free of charge, a copy of each of these documents by directing your request in writing to Secretary, VICI Properties Inc., 535 Madison Avenue, New York, New York 10022.
>
> In addition, you are encouraged to visit our Corporate Responsibility portal on our website at https://viciproperties.com/corporate-responsibility/ to view our Corporate Responsibility statements and policies described above.
>
> Additional information relating to the corporate governance of our Company is also set forth below and included in other sections of this Proxy Statement.

BOARD COMMITTEE RESPONSIBILITIES

Our Board of Directors includes three committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The following descriptions reflect each committee's membership and Chair as of the date of this Proxy Statement.

Our Board of Directors has determined that each of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee is "independent" as defined by our Corporate Governance Guidelines and the NYSE listing standards applicable to boards of directors generally and audit and compensation committees in particular, as applicable.

Audit Committee

Fully Independent

Meetings Held in 2024: 4
2024 Committee Member Attendance: 100%

   

Diana F. Cantor (Chair)†   **Elizabeth I. Holland†**   **Craig Macnab†**   **Michael D. Rumbolz*†**

Key Responsibilities:

- Review the integrity of our financial statements and financial reporting processes, including our internal audit controls;

- Monitor our compliance with legal and regulatory requirements, including applicable gaming regulations;

- Oversee the performance of our internal audit function;

- Evaluate the qualifications, independence and performance of our independent auditor;

- Review our continued qualification as a REIT;

- Oversee, in connection with the Board, our enterprise risk assessment and management programs;

- Review and receive reports regarding our cybersecurity and information technology risk exposures; and

- Maintain oversight of our independent auditor, including each annual audit and quarterly review.

* In February 2025, Mr. Rumbolz joined the Audit Committee.
† "Audit Committee Financial Expert" as determined by our Board of Directors in accordance with SEC rules.

Compensation Committee

Fully Independent

Meetings Held in 2024: 5
2024 Committee Member Attendance: 100%

  

Craig Macnab (Chair)   **Monica H. Douglas**   **Michael D. Rumbolz**

Key Responsibilities:

- Review and approve the compensation and benefits of our executive officers, non-executive employees and directors;

- Administer and make recommendations to our Board of Directors regarding approval of our incentive compensation and equity-based plans;

- Produce an annual report on executive compensation and annual compensation committee report;

- Periodically review our general employee compensation philosophy to ensure it is appropriate and does not incentivize unnecessary risk-taking;

- Periodically review our human capital management programs, including those relating to employee compensation practices, employee benefits, and employee recruitment and retention;

- Administer our incentive compensation clawback policy; and

- Engage external or internal compensation consultants, legal, accounting or other advisors, with sole authority and appropriate funding to retain and oversee such consultants in the performance of its responsibilities.

Nominating and Governance Committee

Fully Independent

Meetings Held in 2024: 4
2024 Committee Member Attendance: 100%


Elizabeth I. Holland (Chair)


Diana F. Cantor

Monica H. Douglas*

Key Responsibilities:

- Establish criteria for prospective members of our Board of Directors, conduct candidate searches and interviews, and formally propose the slate of directors to be elected at each annual meeting of our stockholders;

- Develop and recommend to our Board of Directors for approval our Corporate Governance Guidelines, our Code of Business Conduct and our policies with respect to conflicts of interest;

- Review periodically our corporate governance documents and make recommendations, as appropriate, to the Board of Directors of amendments and modifications;

- Make recommendations to the Board of Directors as to the membership of committees of the Board of Directors, including a chair for each committee;

- Oversee and evaluate our Board of Directors and management on an annual basis;

- Evaluate from time to time the appropriate size and composition of our Board of Directors and committees and recommend, as appropriate, increases, decreases and changes in the composition of our Board of Directors and such committees;

- Monitor our compliance with the corporate governance requirements of state and Federal law and the rules of the NYSE; and

- Review and oversee our ESG policies, goals and initiatives, and make recommendations, as appropriate, to the Board of Directors based on such review.

* In February 2025, Ms. Douglas replaced Mr. Rumbolz on the Nominating and Governance Committee.

The duties and responsibilities of each committee are more fully described in the respective committee charter, each of which is available on the Company's website at www.viciproperties.com, under the heading "Investors — Corporate Governance — Governance Documents".

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

We have a process by which stockholders and/or other parties may communicate with our Board of Directors, our non-management directors as a group, any committee of the Board of Directors or any individual director by e-mail or regular mail. Any such communication may be made anonymously. All communications by e-mail should be sent to corporate.secretary@viciproperties.com. Communications sent by regular mail should be sent to Secretary, VICI Properties Inc., 535 Madison Avenue, New York, New York 10022.

The Company's Secretary will review each communication received in accordance with this process who will then forward such communications or a summary thereof to the appropriate directors. Any communication related to accounting, internal controls or auditing matters will be brought promptly to the attention of the Chair of the Audit Committee.

RISK OVERSIGHT

THE BOARD OF DIRECTORS

The Board of Directors has overall responsibility for risk oversight, including, as part of regular Board of Director and committee meetings, general oversight of executive leadership's management of risks relevant to the Company, which is informed by regular reports from our management team that are designed to provide visibility into our key risks and our risk mitigation strategies. In this regard, the Board of Directors seeks to identify, understand, analyze and oversee critical business risks.

Board Responsibilities

- Overall responsibility for risk oversight
- Leadership of management succession planning
- Oversight of Enterprise Risk Management matters
- Development of business strategy
- Business conduct and regulatory compliance oversight
- Board committees report on specific risk oversight responsibilities

While the full Board of Directors has primary responsibility for risk oversight, its committees, as appropriate, monitor and address risks that may be within the scope of a particular committee's expertise or charter. Our Board of Directors uses the committees to assist in risk oversight as follows:



AUDIT COMMITTEE KEY RISK RESPONSIBILITIES

- Integrity of our financial statements and financial reporting process, including the performance of our internal audit function;
- Compliance with legal and regulatory requirements, including oversight of policies regarding REIT compliance;
- Evaluation of the independence of our independent auditors;
- Oversight, in connection with the Board of Directors, of our Enterprise Risk Management framework;
- Policies and transactions related to certain swaps and other derivatives transactions; and
- Cybersecurity and information technology risk exposures.

COMPENSATION COMMITTEE KEY RISK RESPONSIBILITIES

- Compensation of executive officers, non-executive employees and directors;
- Incentive compensation plans and equity-based plans;
- Human capital management programs, including those relating to employee compensation practices, employee benefits, and employee recruitment and retention;
- Engagement with stockholders and proxy advisory firms on executive compensation matters; and
- Incentive compensation clawback policy.

NOMINATING AND GOVERNANCE COMMITTEE KEY RISK RESPONSIBILITIES

- General operations of the Board of Directors;
- Succession planning;
- Compliance with our Corporate Governance Guidelines and applicable laws and regulations, including applicable rules of the NYSE;
- Corporate governance-related risk, including review of our corporate governance policies and systems; and
- ESG policies, goals and initiatives.



MANAGEMENT

While the Board of Directors and its committees oversee risk management as part of an ongoing process, management is charged with identifying and managing risk (including through the implementation of appropriate risk management strategies). Management periodically reports to the Board of Directors and its committees, as appropriate, on the material risks to the Company, including any major strategic, operational, regulatory and external risks inherent in the Company's business and the policies and procedures with respect to such risks.

KEY STRATEGY AND RISK OVERSIGHT AREAS

- Business Strategy
- Lease Administration and Asset Management
- Consumer / Industry Changes
- Human Capital Management
- Capital Allocation and Investments
- Tax Structuring and REIT Compliance
- Cybersecurity
- ESG / Sustainability
- Regulatory Compliance

RISK MANAGEMENT

Enterprise Risk Management Framework

In connection with risk oversight, on an annual basis, in conjunction with our Audit Committee and Board of Directors and with the assistance of external advisors, management completes an Enterprise Risk Management ("ERM") assessment designed to evaluate the spectrum of potential risks to our business and the realization of our strategic priorities. Our ERM framework is premised on actively monitoring the Company's risk profile, ensuring the involvement of management, the Board of Directors and key employees in evaluating and addressing risk, and maintaining effective policies, controls, and procedures to manage risk and pursue our strategic priorities.

Management Role	Management is responsible for our risk management policies and practices and monitors risks identified under the ERM framework and new and emerging risks throughout the year in the course of operating our business. As appropriate, management provides detailed briefings to the Board of Directors and appropriate committees with respect to assessments, procedures, and controls completed or implemented in response to new and emerging risks.
Annual Assessment	On an annual basis, management (with the input of the Board of Directors and external advisors) refreshes the Enterprise Risk Assessment ("ERA") to reevaluate the spectrum of potential risks under our ERM framework and incorporate new and emerging identified risks.
Quarterly Review	On a quarterly basis, management and key employees review the key risks identified in the Company's risk assessment, including with respect to key risk drivers, mitigants and trends impacting such risks, as well as emerging risks.
Reporting and Oversight	The results of the annual ERA are presented for review and further discussion among the executive leadership team, key employees, and members of the Audit Committee and the Board of Directors. Each quarter, the executive leadership team reports to the Audit Committee and the Board of Directors to review and discuss trends in the risk assessment.

In addition to our ERM process and framework set forth above, we incorporate risk management practices into other areas of our business and operations, including:

Long-Term Strategy	The Board of Directors, executive leadership and members of the Management Committee evaluate and discuss key risks relating to the long-term strategy of the Company.	**Tenant / Borrower Performance Review**	Executive leadership and key employees regularly review the financial reporting provided by tenants/borrowers in accordance with our lease and loan agreements and evaluate, among other things, property performance, tenant credit quality, and rent coverage.
Legal and Regulatory Compliance	The Audit Committee oversees the Company's ongoing compliance with applicable gaming regulatory requirements and licensure, financial covenants and reporting, listing exchange rules, and other applicable obligations.	**Compensation**	The Compensation Committee evaluates (with the assistance of its independent compensation consultant) risks relating to the Company's compensation of executive officers, employees, and directors.
Corporate Governance	Management monitors certain corporate governance items on an ongoing basis, including developments with respect to key topic areas, and reports to the Nominating and Governance Committee with respect to any updates.	**Internal Audit**	As a component of our overall control framework, we perform internal audit projects focusing on one or more top identified risks. Any findings or potential improvement opportunities are integrated into our ongoing risk management, with updates provided to the Audit Committee as appropriate.
Vendor / Supplier Engagement	Although our vendors and suppliers consist primarily of legal, financial, accounting and strategic advisors, we developed an expanded third-party risk management framework and implemented a leading technological platform that facilitates the appropriate due diligence, monitoring and management of vendors/suppliers.	**Transactional Due Diligence**	In addition to our financial underwriting, we perform due diligence across a broad spectrum of topic areas, including real estate, financial, market, governance and compliance (including anti-corruption/anti-bribery, anti-money laundering, and sanctions), environmental and climate-risk related considerations.

Gaming Regulatory Compliance

Our business is subject to extensive regulation as an owner of gaming-entitled, racing-entitled and gaming and racing-related assets. We view comprehensive and responsive engagement with our regulators as a critical part of our governance and corporate social responsibility efforts. We maintain a comprehensive regulatory compliance program through our internal legal and regulatory team overseen by our Audit Committee and our Board of Directors.

- Each director and officer may be required to be licensed in applicable jurisdictions, all of whom are currently licensed by all applicable gaming regulatory agencies. In addition, the Company and/or certain subsidiaries that own gaming- or racing-entitled real estate may be required to be licensed in applicable jurisdictions.

- Acquisitions and other specified transactions involving gaming- and racing-related assets may require approval of applicable gaming and racing regulatory agencies.

- We support our tenants in their gaming regulatory compliance by cooperating with regulatory authorities with jurisdiction over our tenants and their affiliates.

Gaming Regulatory Oversight

With assets located across 26 states and Alberta, Canada, we are currently subject to gaming and/or racing regulation by 16 jurisdictions (15 U.S. states and one Canadian province) and required to be licensed or found suitable in 11 jurisdictions.

Under applicable regulations, the Company is generally qualified and licensed as an owner and supplier of real estate (in contrast to the licensure status of our tenants as gaming and racing operators). As a real estate owner and landlord, these regulations strictly limit our ability to participate in any operational decisions at our gaming- and racing-entitled assets.

Responsible Gaming

Each of our gaming tenants, as licensed operators of gaming assets, have implemented Responsible Gaming initiatives designed to ensure, among other things, that patrons responsibly enjoy casino games as a form of entertainment. These programs generally include elements such as consumer education, employee training, and the establishment of standards to address problem gambling, underage gambling, responsible marketing and advertising, improper use of alcohol and the prevention of unattended minors, as well as other initiatives, such as combating human trafficking in the gaming industry, based on policies and guidelines promulgated by the American Gaming Association. As we do not operate gaming assets or participate in our tenants' operations at our leased properties, we do not maintain a Responsible Gaming program.

Cybersecurity and Information Technology

Approach

Our cybersecurity and information technology ("IT") program uses a risk-based approach and includes a comprehensive set of policies and procedures and related controls which are reviewed and tested on a regular basis. These policies and procedures include:

- Vulnerability scanning
- Periodic cybersecurity maturity assessments
- Mandatory employee cybersecurity training
- Regularly tested incident and disaster recovery response plans

- Third-party penetration testing
- Risk-based third-party service provider oversight
- Cybersecurity risk assessments
- Integration into ERM framework

Governance and Reporting

Our cybersecurity and IT framework is characterized by key internal and external resources, including:

- Highly qualified contracted Chief Information Security Officer
- Frequent reporting and interaction with our VP, Accounting & Administration
- Semi-annual review and report to Audit Committee

- Additional third-party managed service providers
- Quarterly reporting to our IT Executive Committee
- Prompt incident-based reporting to Audit Committee and Board of Directors

For additional information on our cybersecurity and IT policies and practices, see the section entitled "Item 1C — Cybersecurity" on pages 34 – 35 of our 2024 Annual Report.

STAKEHOLDER ENGAGEMENT

We engage with stakeholders across our business profile, portfolio, and operations on an ongoing basis, with our engagement tailored to each group. Stakeholders are also encouraged to engage with the Company directly through outreach to our public contact points.

Key Stakeholder Groups			
Stockholders	Lenders and Noteholders	Partners: Tenants and Borrowers	Employees: Team VICI
Communities	Industry Regulators	Industry and Trade Groups	Vendors, Suppliers and Service Partners

Ongoing Stockholder Engagement	Annual Cycle of Outreach and Engagement

We take pride in our robust stockholder engagement program. Our core engagement principle is to develop and maintain strong relationships with our stockholders to ensure that we understand and consider their focus issues and provide necessary information needed for their investment decisions and continued ownership.

We regularly communicate on matters relating to our business, strategy and performance, corporate governance, board composition and structure, executive compensation program and Corporate Responsibility and sustainability initiatives.

In addition to our ongoing stockholder engagement, we proactively contact our top stockholders in advance of each Annual Meeting of Stockholders.



THROUGHOUT THE YEAR
Identify emerging issues and gain feedback on those issues that are of greatest importance to our stockholders to provide opportunities to share views on those issues

AFTER ANNUAL MEETING
Assess voting results and potential actions or priorities in response thereto, continue to monitor general governance trends, and stockholder issues for consideration in the upcoming year

Top 25 stockholders contacted in 2024 outreach
~75% of outstanding equity

BEFORE ANNUAL MEETING
Request stockholder feedback on evolving trends and areas of focus, including voting guidelines and expectations, and discuss feedback with the Board of Directors in consideration of responsive actions

ANNUAL MEETING OF STOCKHOLDERS
Stockholders have the opportunity to ask questions and vote on issues such as the election of directors, say-on-pay, auditor ratification, and other proposals before the meeting

2024 Stockholder Engagement Highlights

- **350+** individual investors met
- **200+** investment firms met
- **18** conferences attended
- **18** investor events and property tours hosted

Based on feedback received from stockholders, we expect to continue to host property tours and similar events to highlight the quality of our assets and tenant offerings.

On a regular basis, we relay stockholder feedback from the foregoing engagements and trends on corporate governance, environmental sustainability, social responsibility, and executive compensation developments to our Board of Directors and its committees.

STOCKHOLDER RIGHTS

Proxy Access

	A stockholder or group of **up to 20** stockholders	 Owning at least **3%** of our shares	 Continuously for **3 years**	 May nominate up to the greater of **two nominees** and **20%** of our Board of Directors

Our bylaws permit a stockholder (or a group of up to twenty (20) stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate the greater of up to two directors and a number of directors constituting up to 20% of our Board of Directors for inclusion in our proxy materials for election at any annual meeting of the stockholders, subject to certain procedural, eligibility and disclosure requirements set forth in our bylaws. For more information on using proxy access to nominate directors, refer to "Other Matters — Proxy Access Director Nominations" on page 78 of this Proxy Statement.

Stockholder Rights Plans

Under our bylaws, the Board of Directors shall not authorize or adopt any stockholder rights plan or similar plan or agreement without the prior approval of the Company's stockholders, unless any such plan or agreement would be submitted to the Company's stockholders to be ratified or, in the absence of such stockholder approval or ratification, would expire within twelve months of its adoption.

ENVIRONMENTAL SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Key Areas of Oversight and Responsibility

The key areas of responsibility regarding certain ESG matters with respect to our Board of Directors and its committees, our executive leadership and our employee-led groups are set forth below:



BOARD OF DIRECTORS → The Directors of the Board, including its committees:
- Audit Committee
- Compensation Committee
- Nominating and Governance Committee

EXECUTIVE LEADERSHIP → Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, General Counsel

ESG COMMITTEE → Includes the Chief Financial Officer and General Counsel, as well as internal ESG stakeholders across functions and departments

MANAGEMENT COMMITTEE → Includes all established Senior Vice Presidents and Vice Presidents of the Company

DEPARTMENT/ FUNCTIONAL LEADERS → Accounting/Tax, Asset Management, Business Development, Capital Markets, Finance, Investor Relations, Legal

EMPLOYEE-LED INITIATIVES → Employee Advisory Committee, VICI Volunteers

ESG Committee. Our ESG Committee meets on a regular basis to consider, implement and oversee our ESG strategy and initiatives. Members of our ESG Working Group, a subset of the ESG Committee, engage more frequently to progress these initiatives. In addition, representatives of the ESG Committee report to the Nominating and Governance Committee on a quarterly basis, and more frequently as necessary, on key updates and developments with respect to our ESG initiatives.

Refer to our **2023-2024 ESG Report** for additional information with respect to our ESG oversight and governance, including the roles of our Board of Directors and committees, executive leadership, our Management Committee, and our employee-led initiatives.

2024 Developments and Highlights

UN Sustainable Development Goals Alignment. In 2023, we mapped our stakeholder materiality assessment results against the UN SDGs to identify which goals are most relevant to our business and where we can potentially have the greatest impact, including through our tenant engagement efforts. In 2024, our ESG Committee continued to review and refine our ESG strategy and alignment with the UN SDGs, including linking VICI activities to the identified UN SDGs. We expect to continue to refresh this analysis from time to time with the growth of our business, overall ESG program, and future stakeholder feedback.

      

External Framework Alignment. We align our ESG disclosure with leading frameworks, including the SASB — Real Estate Standard and the Task Force on Climate-related Financial Disclosure (TCFD) guidelines. In our 2023-2024 ESG Report, we also further aligned our ESG programs and goals with certain of the UN Sustainable Development Goals (as described above). In 2025, we expect to further align our ESG disclosure with the Global Reporting Index (GRI) framework. We also expect to participate in the S&P Corporate Sustainability Assessment in 2025 and continue to evaluate the feasibility of participating in various other frameworks, including the Global Real Estate Sustainability Benchmark (GRESB) and CDP.

Environmental Management System. We have developed an Environmental Management System ("EMS") in reference to the ISO 14001 framework, which governs our approach to addressing the environmental performance of our operational portfolio and the leased properties outside of our operational control given our triple net-lease structure. The EMS outlines how we aim to identify, document, monitor, evaluate, provide resources for, and communicate our environmental initiatives by focusing on meeting our environmental responsibility commitments.

Environmental Sustainability

Key Objectives and Approach



Corporate Sustainability — Strive to improve the environmental performance of our headquarters and golf course operations, including improving energy efficiency, reducing water usage and waste generation, and increasing recycling and waste diversion

Triple-Net Property Sustainability Support — Encourage our tenants' implementation of environmental sustainability and performance improvement measures to address the sustainability and long-term climate resilience of our portfolio

Participation and Reporting — Improve our ability to address investor and other stakeholder group expectations with respect to our corporate-level environmental sustainability initiatives, including through our tenant engagement efforts, data reporting, and third-party framework participation

Our Corporate Headquarters. Our corporate headquarters in New York City is located in an Energy Star-certified and LEED-EB Gold-certified building. We participate in and support building management's sustainability initiatives and have worked collaboratively with building management to monitor certain utility usage information with respect to our leased office space. We also utilize a green energy service company (ESCO) to supply electricity to our corporate headquarters, with all of our electricity consumption at our corporate headquarters generated from wind and solar energy sources and certified through renewable energy certificates (RECs) that are generated and retired on our behalf.

Our Golf Courses. We own four externally managed championship golf courses at which CDN Golf Management Inc. (d/b/a "Cabot-Managed Properties"), an affiliate of The Cabot Collection ("Cabot"), manages day-to-day operations: **Cascata Golf Club** in Boulder City, Nevada, **Chariot Run Golf Club** in Laconia, Indiana, **Grand Bear Golf Club** in Saucier, Mississippi, and **Rio Secco Golf Club** in Henderson, Nevada. Cabot, a developer, owner and operator of world-class destination golf resorts and communities, is committed to sustainability and innovation in golf course management.






Our ongoing sustainability projects at our golf courses include a broad range of property and operational improvements intended to improve our overall efficiency by reducing water consumption, energy usage, and waste. A substantial portion of capital expenditures at our golf courses is targeted at sustainability-related improvements, representing approximately 20% and 53% of overall capital investment at the golf courses in 2023 and 2024, respectively, with 2024 investments including the replacement of a major irrigation pond liner at Rio Secco Golf Club.

Sustainability Areas	Long-Term Initiatives and Recent Developments	
Reducing Energy Consumption and GHG Emissions	• HVAC equipment upgrades • Smart thermostats • Operational improvements	• Smart / LED lighting conversion • Maintenance vehicle fuel monitoring and transition to higher-efficiency, battery-operated carts
Reducing Water Consumption	• Upgrading irrigation infrastructure • Eliminating or reducing water features	• Utilizing reclaimed water • Transitioning to low-flow fixtures
Reducing Waste	• Expanding consumer/business recycling • Reducing single-use plastic waste	• Recycling or retaining on-site materials • Eliminating Styrofoam
Improving Biodiversity and Reducing Impact	• Xeriscaping for natural landscaping • Transitioning to low water grasses	• Implementing biodiversity initiatives • Growing landscaping and consumables on-site

Demonstrating a Commitment to Environmental Sustainability

Two of our golf courses are certified members of the Audubon Cooperative Sanctuary Program for Golf sponsored by the Audubon Society, an education and certification program that helps golf courses protect the environment, preserve the natural heritage of the game of golf, promote environmental sustainability, and gain recognition for the efforts of golf course operators. Chariot Run Golf Club has been certified since 2009 and Grand Bear Golf Club is expected to achieve full certification in 2025, while Cascata Golf Club and Rio Secco Golf Club continue to work with the Audubon Society on the multi-year planning and certification process.



Environmental Sustainability Performance Data. Certain resource usage data is presented below with respect to our directly operated assets (which excludes our triple-net leased property portfolio), including our corporate headquarters and four golf courses operated and managed by Cabot-Managed Properties, an affiliate of Cabot.

Metric	Unit of Measurement	2022	2023	2024
Water Usage[1]	Mgal	471.9	417.7	425.5
Electricity Usage[2]	MWh	5,105.6	5,731.7	5.100.9
Fuel Usage[3]	MWh	2,825.0	2,325.5	2,110.9
Total Energy Usage[4]	$MTCO_{2e}$	7,930.6	8,057.2	7,221.8
Scope 1 Emissions[5]	$MTCO_{2e}$	616.0	523.9	477.9
Scope 2 Emissions[6]	$MTCO_{2e}$	1,960.7	2,104	1,888
Combined Scope 1 & 2 Emissions[7]	$MTCO_{2e}$	2,576.7	2,628	2,366

(1)   Represents actual water usage at golf courses, as well as estimated water usage at corporate headquarters based on pro rata square footage of overall building usage. The portion of estimated water usage comprises less than 0.2% of overall reported water usage for each reported year. All water is withdrawn from municipal sources.

(2)   Represents combined actual electricity usage at corporate headquarters and golf courses, all of which is sourced from local grids.

(3)   Represents actual fuel usage at golf courses, including propane, liquid natural gas, gasoline, diesel fuel and heating oil. No direct fuel usage at corporate headquarters.

(4)   Represents the sum of combined actual electricity usage at corporate headquarters and golf courses plus actual fuel usage at golf courses.

(5)   Represents estimated direct Scope 1 GHG emissions impact, as applicable, from available energy usage data, as calculated pursuant to our third-party sustainability data monitoring platform.

(6)   Represents estimated indirect Scope 2 (location-based) GHG emissions impact, as applicable, from available energy usage data, as calculated pursuant to our third-party sustainability monitoring platform.

(7)   Represents estimated combined Scope 1 and Scope 2 (location-based) GHG emissions impact, as applicable, from available energy usage data, as calculated pursuant to our third-party sustainability monitoring platform.

Our Triple-Net Lease Portfolio. Our long-term triple-net leases generally provide that our tenants retain exclusive operational control of the properties and are solely responsible for management and operation of the property and all related expenses. As a real estate owner and triple-net lessor, our tenants at our leased properties independently operate their businesses and serve as long-term stewards of our real estate assets. Under the particular provisions of each of our triple-net leases, our tenants are generally responsible for, among other things:

Our Triple-Net Portfolio	
54 Gaming Properties	**39** Other Experiential Properties
13 Tenants	**18** Lease Agreements
127+ Million Square Feet	**27** Jurisdictions
100% Occupancy	**$45.3B** YE24 Total Assets

- *Operating Expenses.* All operating expenses with respect to the leased properties, including obtaining and paying for utility services, capital expenditures and capital improvements.

- *Insurance.* Obtaining and maintaining insurance coverage with respect to the leased properties, including climate-related risk exposure. In the event of a casualty or condemnation, our tenants are generally responsible for addressing any covered losses, as well as restoring the property to its previous condition.

- *Compliance.* Maintaining compliance with applicable laws, rules, and regulations, including gaming regulatory compliance as operators of gaming and/or racing-entitled assets (with respect to our gaming tenants), environmental laws, regulations and ordinances, and other applicable requirements.

While the terms of our triple-net leases include conditions and requirements relating to, among other things, operating condition and maintenance, capital expenditures, and reporting, our tenants generally have autonomy in operating their businesses and managing the properties, including with respect to their implementation of any ESG initiatives (including environmental sustainability and climate change-related initiatives). As a result, our tenants make independent decisions regarding their business strategy and operations, including whether and how to pursue ESG initiatives at our leased properties.

Climate Change. As a real estate owner and investor, we recognize the impact of climate change and that as climate change impacts continue to become more severe, chronic trends and acute events as well as longer-term transitional effects may pose a risk to our business model and long-term performance by impacting, among other things, the underlying value of our assets, the viability of our tenants' businesses at our properties, and the health, safety, growth and prosperity of the communities that surround our properties. In early 2025, with the assistance of a third-party environmental due diligence firm, we refreshed and expanded our previous portfolio-wide climate risk assessment, including utilization of the latest climate model data (CMIP 6) to perform multiple scenario analyses based on a set of shared socioeconomic pathways ("SSPs"), including SSP 1-2.6, SSP 2-4.5, and SSP 5-8.5 within our existing short-, medium- and long-term time frames, community resilience assessments, and a regulatory analysis to identify active and impending energy, water, and sustainability building regulations.

Triple-Net Sustainability Initiatives and Reporting.

- *Tenant Engagement*. We establish a dialogue to encourage and understand our tenants' independent sustainability efforts, including strategies, goals and priorities (including with respect to addressing climate change) and share information regarding these efforts. We also continue to evaluate opportunities to encourage our tenants' implementation of sustainability, energy efficiency, and climate change mitigation measures at our leased properties.

- *Green Lease Initiative.* We have incorporated limited green lease provisions into our triple-net lease forms, which generally provide for the avoidance of waste in our tenants' operations at our leased properties, participation in initiatives to meter or otherwise measure utilities and services at our leased properties, and reasonable cooperation and participation in conservation, sustainability, recycling, energy efficiency, waste reduction, and other programs that may be implemented. As of December 31, 2024, 78% of our portfolio lease agreements (by square footage) included a green lease provision.

- *Tenant Data Collection*. On an annual basis, we request certain asset-level sustainability data from each of our tenants, including, among other things, sustainability performance metrics, the implementation of efficiency measures, and green building certifications. In 2024, we significantly enhanced this survey to expand the scope and quality of reported data with respect to our triple-net property portfolio, reporting 2023 sustainability performance metrics with respect to over 90% of our leased property portfolio by square footage in our 2023-2024 ESG Report.

     

      

Our Tenants' Sustainability Initiatives. Our tenants are independent operators of their businesses at our leased properties and we are proud of their efforts to address sustainability and climate change, improve operational efficiencies across their businesses, and pursue their respective ESG goals, whether at our leased properties or more broadly across their properties, operations and employee base.

Certain of our tenants have implemented various sustainability measures at our leased properties and across their operations in furtherance of their independent sustainability commitments. Pursuant to our enhanced asset-level data collection process in 2024, we reported that across our leased portfolio (by total square footage):

- Our tenants have performed audits, including **53%** that have performed **energy audits**, **51%** that have performed **water audits**, and **23%** that have performed **environmental and/or social risk audits**.

- Across our portfolio, our tenants have implemented **water** and **energy conservation measures**, and **waste reduction and recycling programs.** In particular, our tenants have fully or partially implemented the following:

  ○ **Energy Measures: 92%** have implemented high-efficiency lighting, **87%** automated energy management, and **28%** on-site renewable energy.

  ○ **Water Measures: 68%** have implemented drip/smart irrigation, **43%** xeriscaping, and **40%** low-flow faucets.

  ○ **Waste Measures: 87%** have implemented recycling programs and **73%** have implemented composting programs.

- Our tenants have adopted **sustainability and emissions-related commitments**, including **76%** that have adopted **Science-Based Targets Initiative (SBTi)**-approved or 1.5°C scenario-aligned emissions reduction goals and are pursuing carbon neutrality across their operations by 2050.

Green Building Certifications. Our tenants have obtained various green building certifications, including U.S. Green Building Council's Leadership in Energy & Environmental Design (LEED) certification, Green Key awards, Green Globes certifications and other external recognition. In particular, four of our properties, representing approximately 6.5% of total portfolio square footage, have been rated under the LEED certification, including:

 **MGM Springfield** in Springfield, Massachusetts
LEED 2009-NC – Platinum (2020)

 **MGM National Harbor** in Oxon Hill, Maryland
LEED 2009-NC – Gold (2017)

 **The Venetian Convention & Expo Center** in Las Vegas, Nevada
LEED v4.1 Recertification – Gold (2022)

 **The Octavius Tower at Caesars Palace Las Vegas** in Las Vegas, Nevada
LEED-NC 2.2 – Silver (2012)

Social Responsibility

Key Objectives and Approach



Company Culture — Nurture our company culture and focus on the health, safety, wellbeing, and professional development of our employees through recruiting and retention, employee engagement, and strong support and benefits

Community and Corporate Citizenship — Support the communities and charitable organizations where we own properties and demonstrate our commitment through volunteering, regular giving, and taking advantage of unique opportunities as they arise

Ethical and Responsive Engagement — Enhance our commitments to key social responsibility issues such as philanthropy, human rights and other global challenges by implementing and expanding policies and procedures, training, and external engagement

VICI Values. In early 2024, we completed the process of collectively revising our VICI Values, originally put in place following our formation, to reflect the growth and maturation of our business and our work since then to develop an effective and inclusive company culture. Collecting feedback at every level of our organization, we have developed a set of values that are unique to our Company and articulate how we strive to conduct ourselves individually, build our collective culture, sustain our internal and external relationships, and hold ourselves and each other accountable. Each of these are further expanded into core principles that provide a common set of expectations for everyone in our organization. We expect to advance this effort by further integrating these values into our day-to-day organizational processes by recognizing employees who embody these values and enhancing our performance management and talent engagement efforts.

VICI Values
Lead with Good Intentions – *How we conduct ourselves*
Engage with Rigor – *How we approach our work*
Carry the Baton – *How we contribute*
Bring a Fifth Chair – *How we act as a team*
Cultivate Relationships to Win the Ties – *How we value relationships*

Team VICI. As of December 31, 2024, Team VICI consisted of 27 employees, all full-time employees in professional or administrative roles. As we continue to grow our business, we strive to nurture our company culture and take advantage of the highly interpersonal, relationship-based nature of our Company. We believe our organizational profile offers a unique opportunity for our employees to contribute to VICI's growth and success while advancing their own personal and professional development.

 For 2024-2025, we were certified as a **Great Place to Work**® by the Great Place to Work® Institute for the sixth year in a row. With 100% participation across our organization, **100%** of our employees agreed that *"Taking all things into account, this is a great place to work"* for the second year in a row.

Employee Satisfaction and Feedback. Since 2019, we have utilized the Great Place to Work® platform for annual employee engagement surveys to monitor employee satisfaction, obtain qualitative and quantitative feedback, and utilize the results and insights to further improve our company and culture. Results from these surveys are reviewed among executive leadership and the Board of Directors and have been used to direct our ongoing employee engagement efforts and have resulted in several key improvements across our culture, operations, and benefits offerings. In 2024, we began utilizing an additional employee engagement and survey platform to improve our facilitation of periodic pulse surveys and provide greater flexibility in obtaining feedback from our employees.

Human Capital Management

Our Board of Directors, through our Compensation Committee and Nominating and Governance Committee, has oversight of human capital management matters, including our corporate culture, employee engagement, training and development, compensation and benefits, and succession planning. Certain of our human capital management objectives, initiatives and results include the following highlights for the year ended December 31, 2024:



Organizational Culture

- Commitment to creating and maintaining an environment based on trust, cooperation and collaboration in which all employees have the opportunity to participate and contribute to the success of the business and are valued for their skills, experience, and unique perspectives

- Empowering our employees to take a leadership role with respect to our organizational culture and provide recommendations regarding our employee engagement initiatives

- Our Employee Advisory Committee, led by and comprised of volunteers across functional areas and professional levels, meets regularly to share ideas and discuss how we can build our culture and strengthen fairness, inclusion, and belonging within the Company in coordination with our Director of People

Areas of Focus

Communication and Feedback

Personal and Professional Development

Talent Management



Employee Engagement

- Conduct annual employee satisfaction surveys through the Great Place to Work® Institute and additional pulse surveys and informal feedback opportunities

- Facilitate employee engagement through a broad range of organizational programming, as well as our Management Committee Advisors program, and our employees lead key company initiatives on a voluntary basis, including VICI Volunteers and the Employee Advisory Committee, with executive sponsorship and support

Management Committee Advisors

A program in which each employee is paired with a Management Committee member outside of their department to provide the benefit of institutional knowledge and insight toward an employee's integration into their role and our broader organizational culture, while building relationships and connections across departments and seniority levels.



100%
of Employees Rated VICI a 2024-2025 Great Place To Work®



Training and Professional Development

- Implement a broad variety of trainings on topics such as business ethics, code of conduct, anti-corruption, communication and feedback, anti-harassment and other matters outlined in our corporate policies

- Facilitate opportunities for professional development, including through (1) our VICI U program, (2) "lunch-and-learn" sessions, and (3) our professional development stipend to support self-selected opportunities

- Provide additional professional and leadership training, including an organization-wide DiSC® personality assessment in 2024, communication and feedback exercises, and public speaking and presentation skill development

VICI U

A comprehensive curriculum providing training on concepts and topics that are core to our business

Lunch-and-Learns

Topic-specific, company-wide events hosted by external subject matter experts

421
Total Annual Training Hours

15.6
Average Annual Training Hours Per Employee

12
VICI U and Lunch-and-Learn Sessions

VICI 37



Compensation and Benefits

- Offer a comprehensive employee benefits package, including a 401(k) plan, medical, dental and vision insurance, disability insurance, life insurance, paid parental leave, a parenthood pursuit program, and access to an employee assistance program
- Seek to provide additional unique benefits, such as our Groundswell charitable engagement benefit (described below) and our Portfolio Experience benefit

Portfolio Experience Benefit

An annual employee reimbursement towards any VICI-owned property for employees to experience the hospitality and entertainment offered by our partners

Additional Support

Additional support offered to employees, including daily lunch, technology, cellular service coverage, and professional certifications

100%
STIP Participation

96%
LTIP Participation

60%
Portfolio Experience Benefit Utilization



Health, Safety and Wellness

- Seek to maintain a safe, welcoming and inclusive office environment, while offering a flexible remote-working policy with programs and support to increase virtual engagement and a flexible paid-time off policy with a two-week minimum, as well as unique opportunities such as the August Work-From-Anywhere Initiative
- Provide a broad array of mental health and wellness-related benefits through our employee assistance program, which provides, among other things, counseling, mental health and wellness and other support services

Family Formation Support

Our parental leave policy includes 16 weeks of potential leave with ramp-up/ramp-down periods, and our parenthood pursuit benefit includes a significant lifetime reimbursement for fertility, parenting, and childcare-related expenses.

77
Employee Net Promoter Score (eNPS)

Zero
Accidents or Injuries



Community Involvement

- Endeavor to host opportunities each year to volunteer in-person as a team to contribute to causes and provide opportunities for team building and engagement
- Offer employees the opportunity to multiply the impact of their charitable activity through our Charitable Contribution Matching Program, with a significant individual dollar-for-dollar matching cap per individual, recognition of in-person volunteer efforts through supporting donations, and access to Groundswell Personal Giving Accounts

Groundswell Giving Platform

Through the Groundswell Giving platform, each employee has access to a Personal Giving Account through which they are able to research charities, make contributions, track their giving activity, and seamlessly facilitate matching contributions pursuant to our program. We offer new employees an initial gift and from time to time provide our employees with funding to encourage and empower them to continue supporting the causes and organizations that matter most to them.

60
Employee-Supported Organizations

93%
Groundswell Platform Participation

$2,850
Average Employee Charitable Contributions

Community and Corporate Citizenship

We seek to support charitable causes and organizations that positively impact our stakeholders, including our communities, employees, tenants, the REIT and real estate industries, gaming, and other experiential sectors. In driving our corporate citizenship efforts, we also seek to demonstrate our commitment to our employees by evaluating for support causes to which they are personally committed, encourage employee engagement and in-person volunteer opportunities, advance the REIT and real estate industries, and establish longer-term relationships with charitable organizations that we support. As we continue to refine our corporate giving strategy and programs, our VICI Volunteers have identified the below key pillars to further focus the impact of our charitable giving and relationship efforts with non-profit organizations. In light of our connection with the gaming industry, we also seek to support organizations committed to promoting and advancing responsible gaming initiatives.

VICI Volunteers

Our VICI Volunteers group, sponsored by our President and Chief Operating Officer, leads our organization's corporate giving and community service engagement.

WHO WE SUPPORT

Community Relief	Environmental Sustainability	Youth Development
We seek ways to help our communities directly by supporting organizations that help those most in need and provide support in fundamental areas such as addressing homelessness, food security, job preparation, and disaster preparedness and relief.	We stand firm on the principles of environmental sustainability and are dedicated to safeguarding the planet for future generations. We support programs that promote eco-consciousness, resource conservation, the exploration of renewable energy sources, and addressing climate change.	We support youth education, development, and recreation to help cultivate a future generation of well-rounded individuals. The educational programs and accessible sports initiatives we support empower young minds and bodies, fostering a sense of teamwork, discipline, personal growth, and the pursuit of knowledge.

















THE CHILD CENTER OF NY · CITY HARVEST RESCUING FOOD FOR NYC · CHELSEA PIERS foundation · SUPER SUMMER THEATRE · ONE DROP · Big Brothers Big Sisters OF NEW YORK CITY · RiseBoro COMMUNITY PARTNERSHIP · SON OF A SAINT

HOW WE SUPPORT

Corporate Giving	We make direct contributions from time to time to organizations or causes identified by our VICI Volunteers group that align with our core pillars. We also consider requests for support of causes that our employees are personally involved in or that are particularly meaningful to them.
Contribution Drives	We annually identify organizations for our organization and employees to support through year-end contribution drives, including food drives, clothing, backpacks and school supplies, and toys.
Encouraging Volunteerism	We seek opportunities to engage in person with charitable organizations in the New York City area to support and fund their missions and provide opportunities for our employees to directly contribute to the success of these organizations. Our Charitable Contribution Matching Program also recognizes our employees' volunteer efforts with supporting donations.
Community Impact Opportunities	We recognize the significance of our tenants' operating presence in the communities surrounding our assets and the importance of supporting these communities. As opportunities arise, we seek to positively impact these communities in unique ways. Cabot-Managed Properties, our golf course manager, engages with and supports the local communities surrounding each of our golf courses on a regular basis, including hosting fundraising events and donating hundreds of rounds of golf each year in support of local charity fundraising and contributing a portion of rounds fees to local organizations during designated awareness months.

OUR CHARITABLE IMPACT IN 2024

14 Corporate-Supported Organizations	**60** Employee-Supported Organizations	**2** Company-Wide Volunteer Events
16 Corporate Grants	**$154,000** Total Employee + Matched Contributions	**37** Hours Volunteered

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INTRODUCTION

Our Audit Committee has appointed the accounting firm of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2025. Action by stockholders is not required by law, the NYSE or our organizational documents in the appointment of an independent registered public accounting firm, but this appointment is submitted by our Board of Directors for ratification as a matter of good corporate governance in order to give our stockholders a voice in the designation of auditors. If the appointment is not ratified by our stockholders, our Board of Directors will further consider its choice of Deloitte as our independent registered public accounting firm and may, but will not be required to, appoint a different independent registered public accounting firm. Deloitte has served as our independent registered public accounting firm since our formation on October 6, 2017 and is considered by our management to be well-qualified. Deloitte has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in our Company or any of our subsidiaries in any capacity.

For additional information regarding our independent registered public accounting firm, see "Principal Accountant Fees and Services" on page 41. A representative of Deloitte will be present at the Annual Meeting. The representative will have an opportunity to make a statement if desired and will be available to respond to appropriate questions.

EVALUATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prior to selecting Deloitte for the fiscal year ending December 31, 2025, the Audit Committee evaluated Deloitte's performance with respect to fiscal year 2024. In conducting this annual evaluation, the Audit Committee considered management's assessment of Deloitte's performance in areas such as: (i) independence; (ii) the quality and the efficiency of the services provided, including audit planning and coordination; (iii) the adequacy of information provided on accounting issues, auditing issues and regulatory developments affecting REITs; (iv) the quality and effectiveness of communications with the Audit Committee and management, including the ability to meet deadlines and respond quickly; (v) reports of the Public Company Accounting Oversight Board ("PCAOB") and other available data regarding the quality of work performed by Deloitte; and (vi) the geographic reach and expertise of Deloitte in terms of quantity, quality and location of staff.

The Audit Committee also considered Deloitte's tenure, the relative costs, benefits, challenges, overall advisability and potential impact on the Company of changing auditors and the reasonableness of Deloitte's historical and proposed billable rates. The Audit Committee is responsible for the audit fee negotiations associated with the retention of Deloitte. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered accounting firm. Further, in conjunction with the rotation of the auditing firm's lead engagement partner every five years (which took place in February 2024 following completion of the audit for the fiscal year ending December 31, 2023), the Audit Committee and its chair advised on the selection of Deloitte's new lead engagement partner and will continue to be involved in the selection of key Deloitte engagement team members. The members of the Audit Committee and the Board believe that the continued retention of Deloitte to serve as our independent external auditor is in the best interests of us and our stockholders.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast is required for approval of the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2025. As a result, for purposes of the vote on this proposal, abstentions will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

> **OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.**

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table lists the fees billed for services rendered by our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023.

Type of Fees	2024	2023
Audit Fees(1)	$1,786,500	$1,529,000
Audit-Related Fees(2)	$ —	$ 960,255
Tax Fees(3)	$ 20,100	$ 15,251
All Other Fees	$ —	$ —
Total	$1,806,600	$2,504,506

(1) Audit fees include:

- the integrated audit of the Company's annual financial statements, including the audit of VICI Properties L.P., an SEC registrant, and certain other subsidiaries' financial statements;
- Sarbanes-Oxley Section 404 services;
- consents and other services related to SEC matters; and
- related out-of-pocket expenses.

(2) Audit-related fees for 2023 relate to assistance with the Company's due diligence review in connection with certain transactions.

(3) Tax fees for 2024 and 2023 relate to assistance with certain of the Company's state and local tax filing requirements.

PRE-APPROVAL POLICIES AND PROCEDURES OF OUR AUDIT COMMITTEE

Our Audit Committee must pre-approve all audit services and permissible tax and non-audit services provided by our independent registered public accounting firm. In the intervals between the scheduled meetings of the Audit Committee, the Audit Committee delegates pre-approval authority of permissible tax and non-audit services to the Chair of the Audit Committee or a subcommittee thereof. The Chair must report any such pre-approval decisions to the Audit Committee at its next regularly scheduled meeting. All services performed by the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024 were pre-approved in accordance with this policy.

AUDIT COMMITTEE REPORT

The following is a report by the Audit Committee of our Board of Directors regarding the responsibilities and functions of the Audit Committee. This report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any of the Company's filings under the Securities Act or the Exchange Act, respectively, whether made before or after the date of this proxy statement and irrespective of any general incorporation language therein.

Management is responsible for the Company's internal controls and financial reporting process. Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"), and to issue its reports thereon. The Audit Committee monitors and oversees these processes. The Audit Committee approves the selection and appointment of the Company's independent registered public accounting firm and recommends the ratification of such selection and appointment to our Board of Directors.

The Audit Committee serves in an oversight capacity and is not part of the Company's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with GAAP. The Company's independent auditor, Deloitte, is responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP. We rely, without independent verification, on the information provided to us and on the representations made by management, the internal auditor and the independent auditor.

We reviewed and discussed with management, the internal auditor and Deloitte the audited financial statements. We discussed with Deloitte matters that independent registered public accounting firms must discuss with audit committees under applicable requirements of the PCAOB and the SEC. The Audit Committee has received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and has discussed with Deloitte its independence. We also: (i) reviewed and discussed with management, the Company's internal auditors and Deloitte the Company's internal control over financial reporting; and (ii) reviewed and discussed with management and Deloitte their respective assessment of the effectiveness of the Company's internal control over financial reporting. Based on our review and the discussions and reports discussed above, and subject to the limitations on our role and responsibilities referred to above, we recommended to the Board of Directors that the Company's audited consolidated financial statements for 2024 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Members of the Audit Committee:

Diana F. Cantor (Chair)
Elizabeth I. Holland
Craig Macnab

RELATED PARTY TRANSACTIONS POLICY

We recognize that related party transactions present a heightened risk of actual, potential or perceived conflicts of interest and have adopted a written policy regarding the review and approval of any related party transactions. Our Nominating and Governance Committee is responsible for the oversight and review of potential conflicts of interest in connection with "related person transactions" between us and any related person pursuant to the written related party transactions policy adopted by our Board of Directors. Under SEC rules, a "related person" is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last year or an immediate family member of any of the foregoing. In the course of its review of a related party transaction, the Nominating and Governance Committee will take into account the material facts of such transaction, including:

- whether the transaction is fair and reasonable to the Company;
- whether the transaction was undertaken in the ordinary course of business of the Company;
- whether the transaction was initiated by the Company, a subsidiary or the related party;
- whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to the Company of, the transaction;
- the approximate dollar value of the amount involved in the transaction, particularly as it relates to the related party;
- the related party's interest in the transaction;
- whether the transaction would impair the independence of a non-management director; and
- whether the transaction may present an improper conflict of interest for the related party, taking into account the size of the transaction, the overall financial position of the related party, the direct or indirect nature of the related party's interest in the transaction and the ongoing nature of any proposed relationship.

The Nominating and Governance Committee reviews all relevant information available to it regarding a related party transaction and either approves or disapproves entry into such related party transaction. Pursuant to our policy, the Nominating and Governance Committee may approve a related party transaction only if they determine that the transaction is not inconsistent with the interests of the Company and its stockholders.

Any member of the Nominating and Governance Committee who is a related party or the immediate family of a related party with respect to a transaction under review will not be permitted to vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting in which such transaction is considered.

CERTAIN RELATIONSHIPS

Indemnification Agreements and Insurance

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We have purchased and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock, as of March 3, 2025, by (i) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of the Company, (ii) each of our directors, (iii) each of our named executive officers listed in the table entitled "2024 Summary Compensation Table" below and (iv) all of our current directors and executive officers as a group. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons listed in the table is c/o VICI Properties Inc., 535 Madison Avenue, New York, New York 10022. The percentages shown in this table are calculated based on 1,056,702,548 shares of our common stock outstanding as of March 3, 2025.

5% Stockholders, Officers and Directors	Number of Shares Beneficially Owned	Percentage of Common Stock
Beneficial Owners of 5% or More of Our Common Stock:		
The Vanguard Group[1]	146,919,295	13.9%
BlackRock, Inc.[2]	104,544,466	9.9%
Capital International Investors[3]	63,424,190	6.0%
State Street Corporation[4]	54,604,645	5.2%
Capital Research Global Investors[5]	53,527,153	5.1%
Directors and Executive Officers:		
Edward B. Pitoniak	1,263,683	*
John W. R. Payne	450,045	*
David A. Kieske	390,635	*
Samantha S. Gallagher	345,934	*
James R. Abrahamson[6]	163,358	*
Diana F. Cantor	50,234	*
Monica H. Douglas	33,191	*
Elizabeth I. Holland	51,218	*
Craig Macnab	66,058	*
Michael D. Rumbolz[7]	82,332	*
Directors and Executive Officers as a Group (10 persons)	2,896,688	*

* Less than 1%

(1) Beneficial ownership is based on a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group. The Schedule 13G/A indicates that the reporting entity is an investment adviser with shared voting power over 2,131,762 shares of our common stock, sole dispositive power over 141,870,005 shares of our common stock and shared dispositive power over 5,049,290 shares of our common stock. The principal address of the reporting entity is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(2) Beneficial ownership is based on Schedule 13G/A filed with the SEC on April 5, 2024 by BlackRock, Inc. The Schedule 13G/A indicates that the reporting entity is a parent holding company or control person with sole voting power over 95,811,463 shares of our common stock and sole dispositive power over 104,544,466 shares of our common stock. The Schedule 13G/A further indicates that the following subsidiaries of Blackrock, Inc. acquired, and are beneficial owners of, the shares of our common stock reported on the Schedule 13G/A: BlackRock Life Limited, Aperio Group, LLC, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, Blackrock (Singapore) Limited, and BlackRock Fund Managers Ltd. The principal address of the parties is BlackRock, Inc., 50 Hudson Yards, New York, NY 10001.

(3) Beneficial ownership is based on a Schedule 13G/A filed with the SEC on February 9, 2024 by Capital International Investors ("CII"). The Schedule 13G/A indicates that the reporting entity is an investment adviser with sole voting power over 63,422,529 shares of our common stock and sole dispositive power over 63,424,190 shares of our common stock. The Schedule 13G/A further indicates that CII is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "CII investment management entities"). CII's divisions of each of the CII investment management entities collectively provide investment management services under the name "Capital International Investors." The principal address of the reporting entity is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(4)   Beneficial ownership is based on a Schedule 13G/A filed with the SEC on January 30, 2024 by State Street Corporation. The Schedule 13G indicates that State Street Corporation is a parent holding company or control person with shared voting power over 34,579,141 shares of our common stock and shared dispositive power over 54,463,278 shares of our common stock. The Schedule 13G further indicates that the following subsidiaries of State Street Corporation acquired, and are beneficial owners of, the shares of our common stock reported on the Schedule 13G/A: SSGA Funds Management, Inc., State Street Global Advisors Europe Limited, State Street Global Advisors Limited, State Street Global Advisors Trust Company, State Street Global Advisors, Australia, Limited, State Street Global Advisors (Japan) Co., Ltd., State Street Global Advisors Asia Limited, State Street Global Advisors, Ltd., and State Street Global Advisors Singapore Limited. The principal address of the reporting entity is State Street Financial Center, 1 Congress Street, Suite 1, Boston, MA 02114.

(5)   Beneficial ownership is based on a Schedule 13G filed with the SEC on November 12, 2024 by Capital Research Global Investors ("CRGI"). The Schedule 13G indicates that the reporting entity is an investment adviser with sole voting power over 53,526,848 shares of our common stock and sole dispositive power over 53,527,153 shares of our common stock. The Schedule 13G further indicates that CRGI is a division of CRMC, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "CRGI investment management entities"). CRGI's divisions of each of the CRGI investment management entities collectively provide investment management services under the name "Capital Research Global Investors." The principal address of the reporting entity is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(6)   Comprised of 155,958 directly owned shares of our common stock, 2,900 indirectly owned shares held by his spouse and 4,500 indirectly owned shares held in a 401(k) plan.

(7)   Comprised of 63,107 directly owned shares of our common stock and 19,225 shares held by Michael and Geri Rumbolz Living Trust 2000, Michael D Rumbolz and Geri L Rumbolz Trustees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is or was formerly an officer or an employee of the Company. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee, nor has such interlocking relationship existed in the past. Accordingly, during 2024 there were no interlocks with other companies within the meaning of the SEC's proxy rules.

COMPENSATION COMMITTEE REPORT

The following Compensation Committee report to stockholders shall not, in accordance with the rules of the SEC, be incorporated by reference into any of our future filings made under the Exchange Act or under the Securities Act, and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee:

Craig Macnab (Chair)
Monica H. Douglas
Michael D. Rumbolz

PROPOSAL 3: NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

INTRODUCTION

In accordance with SEC rules, we are asking for stockholder approval, on a non-binding, advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement, which disclosures include the disclosures under "Compensation Discussion and Analysis," the compensation tables and the narrative discussion following the compensation tables. This proposal, commonly known as a "Say-on-Pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

In connection with the 2024 annual meeting of stockholders, we held an advisory vote with respect to the frequency with which we solicit "Say-on-Pay" stockholder approval. Pursuant to such proposal, the Board recommended a vote of "one year" with respect to the frequency of holding stockholder advisory votes on executive officer compensation and over 97% of the votes cast were in support of maintaining the Company's current frequency, whereupon the Board adopted "one year" as the frequency with which we solicit "Say-on-Pay" stockholder approval. Accordingly, the next "Say-on-Pay" advisory vote is expected to occur in connection with our 2026 annual meeting of stockholders.

We believe that the Company has created a compensation program deserving of stockholder support. At the 2024 annual meeting of stockholders and each of our prior annual meetings of stockholders, over 95% of the votes cast have supported our executive compensation program. The Company's philosophy for compensating executive officers is designed to attract, retain, motivate and reward key executives in the Company's highly competitive industry. Our compensation arrangements are designed to reward our executives for achieving both short- and long-term performance goals that are aimed at driving increases in our equity value. These arrangements seek to align the interests of our executives with those of our stockholders through heavy reliance on short- and long-term performance-oriented incentive plans. Our Compensation Committee reviews and considers this philosophy and makes adjustments as it determines necessary or appropriate.

Please read "Compensation Discussion and Analysis" beginning on page 49 for additional details about our executive compensation program, including information about the 2024 compensation of our named executive officers.

The Board of Directors unanimously recommends that stockholders vote in favor of the following resolution:

> **"RESOLVED, that the compensation paid to our named executive officers, as disclosed in the Proxy Statement for our 2025 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the 'Compensation Discussion and Analysis,' the compensation tables and narrative discussion, is hereby APPROVED, on a non-binding, advisory basis."**

Approval of this non-binding, advisory "Say-on-Pay" resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting at which a quorum is present.

The vote on this proposal is non-binding and advisory in nature. Because of this, it will not affect any compensation already paid or awarded to any named executive officer, and it will not be binding on or overrule any decisions by our Board of Directors or our Compensation Committee. Nevertheless, our Board of Directors highly values input from our stockholders, and our Compensation Committee will carefully consider the results of this vote when making future decisions about executive compensation. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast is required for approval (on a non-binding, advisory basis) of the "Say-on-Pay" proposal. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ADVISORY APPROVAL OF THE NAMED EXECUTIVE OFFICER COMPENSATION.

EXECUTIVE OFFICERS

2024 Named Executive Officers



Edward B. Pitoniak
Chief Executive Officer and Director
Age: 69



John W.R. Payne
President and Chief Operating Officer
Age: 56



David A. Kieske
Executive Vice President, Chief Financial Officer and Treasurer
Age: 54

Samantha S. Gallagher
Executive Vice President, General Counsel and Secretary
Age: 48

Set forth below is certain information regarding each of our current executive officers, other than Mr. Pitoniak, whose biographical information is presented under "**Proposal 1: Election of Directors — Director Nominees**".

John W.R. Payne has been our President and Chief Operating Officer since October 6, 2017. Mr. Payne previously served as the Chief Executive Officer of Caesars Entertainment Operating Company, Inc. (which filed for Chapter 11 bankruptcy in January 2015), a position he held since 2014. Mr. Payne has more than 25 years of experience in the gaming and hospitality business. Prior to 2014, Mr. Payne served as President of Central Markets and Partnership Development of Caesars from 2013 to 2014, Caesars' President of Enterprise Shared Services from 2012 to 2013, Caesars' President of Central Division from 2007 to 2012 and Atlantic City Regional President in 2006. In 2005, Mr. Payne also served as Caesars' Gulf Coast Regional President. Mr. Payne served as the Senior Vice President and General Manager of Harrah's New Orleans from 2002 to 2005. Mr. Payne is a Board Member of the Audubon Institute, Council for a Better Louisiana and Crimestoppers of Greater New Orleans. Mr. Payne holds a Bachelor's degree in Political Science from Duke University and a Master's Degree in Business Administration from Northwestern University.

David A. Kieske has been our Executive Vice President, Chief Financial Officer and Treasurer since January 1, 2018, and served as Special Advisor to the Chief Executive Officer from November 27, 2017 until December 31, 2017. Prior to joining the Company, Mr. Kieske worked at Wells Fargo Securities/Eastdil Secured since 2007, where he most recently served as Managing Director in the Real Estate & Lodging Investment Banking Group. In his role, Mr. Kieske was responsible for providing capital raising and financial advisory services to companies in the real estate and lodging industries. Prior to Eastdil, Mr. Kieske worked in the Real Estate & Lodging Investment Banking Groups at both Citigroup and Bank of America. Early in Mr. Kieske's career, he was a senior accountant at Deloitte & Touche LLP and Assistant Vice President & Corporate Controller at TriNet Corporate Realty Trust. Mr. Kieske holds a Bachelor's degree from University of California Davis and a Master's Degree in Business Administration from the University of California Los Angeles.

Samantha S. Gallagher has been our Executive Vice President, General Counsel and Secretary since June 12, 2018, and served as Special Advisor to the Chief Executive Officer upon joining the Company in May 2018. Ms. Gallagher has almost 25 years of experience representing REITs and other real estate companies and financial institutions. Prior to joining the Company, Ms. Gallagher served as Executive Vice President, General Counsel and Secretary at First Potomac Realty Trust (NYSE: FPO). In this role, Ms. Gallagher held leadership responsibility for structuring of all transactions (including mergers, acquisitions and dispositions), all corporate governance matters, SEC and NYSE compliance, board relations, enterprise risk management and litigation matters, as well as managing outside counsel. Ms. Gallagher also oversaw the negotiation and documentation pertaining to First Potomac Realty Trust's merger with Government Properties Income Trust (now Office Properties Income Trust) (NASDAQ: OPI) in October 2017. Previously, Ms. Gallagher was a Partner at Arnold & Porter LLP, Bass, Berry & Sims plc, and Hogan Lovells US LLP. While in private practice, Ms. Gallagher focused on capital markets transactions (including public and private equity and debt offerings), mergers and acquisitions, strategic investments, and joint ventures, as well as advising companies in a variety of corporate and securities law matters. She previously served on the Board of Directors for Make-A-Wish® Mid-Atlantic, Inc. from 2013 to 2019, as well as serving as Chair of its Governance Committee. Ms. Gallagher earned a Juris Doctor degree from Georgetown University Law Center, *cum laude*, and a Bachelor of Arts degree from Princeton University, *summa cum laude*.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis discusses the principles underlying our executive compensation policies and decisions for 2024.

EXECUTIVE SUMMARY

As we look back on VICI's seventh full year of existence, following our formation in October 2017 and the completion of our initial public offering in February 2018, we continued to pursue relationships with leading experiential operators, both within and outside of the gaming sector, to further diversify our investment portfolio despite a challenging macroeconomic environment. We have **continued to pursue our strategic and growth objectives** and to **grow and mature as an organization**.

- **We supported our tenant operators' continued investment into our leased properties**, including the investment of up to $700 million into **The Venetian Resort**.

- **We established new relationships with experiential operators**, including the secured loan investment into **Homefield Kansas City** and the related development of a **Margaritaville Resort** and additional youth sports facilities.

- **We built upon relationships with our experiential partners**, including a mezzanine loan investment in **Great Wolf Resorts** and an investment in the **Chelsea Piers One Madison** facility.

- **We continued to invest** with almost **$1.1 billion** in committed capital in 2024 and deployed capital in every quarter, achieving **14 consecutive quarters of capital deployment**.

The following page sets forth certain highlights of our 2024 financial performance, as well as a presentation of our total stockholder return performance benchmarked against certain comparative groups.

2024 Financial Highlights

The following are some of the highlights of our accomplishments in 2024:



+6.5% Increased revenue to $3.85 billion in 2024 compared to $3.6 billion in 2023	**+3.3%** Increased fully diluted net income per share to $2.56 in 2024 from $2.47 in 2023	**+5.1%** Increased fully diluted AFFO per share to $2.26 in 2024 from $2.15 in 2023[1]
+4.2% Increased quarterly dividend per share to $0.4325 in Q3 from $0.415	**~$1.1B** Capital committed in 2024 to tenants and strategic partners	**Baa3 BBB- BBB-** Achieved full investment-grade credit rating status with Moody's upgrade to BBB- in November 2024

(1) AFFO per share is a non-GAAP financial measure. For a definition and reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure, see the Appendix beginning on page 79 of this Proxy Statement.

Total Stockholder Return Benchmarking

48.9% 5-Year Total Stockholder Return	**13.6%** 3-Year Total Stockholder Return	**(3.1)%** 1-Year Total Stockholder Return

Challenging macroeconomic environment driving one-year TSR underperformance.
Outperformance in three-year TSR, leading all comparison groups.
Significant outperformance in five-year TSR, leading all comparison groups by significant margins.



Total Stockholder Return Comparison
Five-, Three- and One-Year Periods

* Refer to page 53 of this Proxy Statement for companies comprising the Peer Group.

† Triple Net REITs include: Agree Realty Corporation, EPR Properties, Essential Properties Realty Trust, Four Corners Property Trust, Inc., Gaming and Leisure Properties, Inc., National Retail Properties, Inc., Realty Income Corporation, VICI Properties Inc. and W.P. Carey Inc, and does not include triple net REITs that were not publicly traded during the entirety of 2024.

‡ S&P 500 REITs include: Alexandria Real Estate Equities, Inc., American Tower Corporation, AvalonBay Communities, Inc., BXP Inc., Camden Property Trust, Crown Castle Inc., Digital Realty Trust, Inc., Equinix, Inc., Equity Residential, Essex Property Trust, Inc., Extra Space Storage Inc., Federal Realty Investment Trust, Healthpeak Properties, Inc., Host Hotels & Resorts, Inc., Invitation Homes, Inc., Iron Mountain, Inc., Kimco Realty Corporation, Mid-America Apartment Communities, Inc., Prologis, Inc., Public Storage, Realty Income Corporation, Regency Centers Corporation, SBA Communications Corp. (Class A), Simon Property Group, Inc., UDR, Inc., Ventas, Inc., VICI Properties Inc., Vornado Realty Trust, Welltower Inc., and Weyerhaeuser Company.

For comparative purposes, overall S&P 500 index total stockholder return for the one-, three- and five-year periods ended December 31, 2024 were 25.0%, 29.2%, and 96.8% respectively.

COMPENSATION PROGRAM OVERVIEW

Compensation Philosophy and Program Objectives

Our compensation program is designed to attract and retain high-performing executives by motivating and rewarding our executives for achieving both short- and long-term performance goals that are aimed at growing stockholder value. The principal objectives of our compensation philosophy and program are to:

- align the interests of our executives and stockholders through the use of performance-based short-term cash incentive compensation and time- and performance-based long-term equity incentive compensation;

- attract, motivate, retain and reward the key leadership and managerial talent needed for our Company to achieve its goals and objectives;

- promote long-term value creation and growth strategies;

- ensure line-of-sight between key performance measures that are indicative of Company growth and gains in stockholder value and actual results; and

- encourage stock ownership through executive stock ownership guidelines and by providing long-term incentives that align the interests of our executive officers with those of our stockholders.

Compensation Elements

The primary components of our executive compensation program are base salary, short-term incentive compensation (cash bonus) and long-term incentive compensation (equity, with a significant portion performance-based and all subject to multi-year vesting requirements). The primary objectives of these components are described in more detail below.

Base Salary

- Attract, motivate, retain and reward high-performing executives with fixed cash compensation
- Provide competitive compensation considering the job responsibilities, individual performance, experience, expertise and qualifications





Short-Term Incentive Plan ("STIP")

- Cash compensation tied to achievement of pre-determined quantitative performance goals
- Promote short-term business objectives and growth
- Motivate executives to enter into accretive transactions that result in AFFO per share growth

Long-Term Incentive Program ("LTIP")

- Annual equity awards consisting of (i) 40% time-based restricted stock that vests over a three-year period and (ii) 60% performance-based restricted stock units (PSUs) that vest based on Absolute and Relative TSR return goals measured over a three-year performance period
- Promote long-term value creation and growth strategies and align executive and stockholder interests by encouraging maximization of stockholder value
- Promote retention through a regular, periodic equity award program, which motivates performance and encourages long-term stock ownership

Pay-for-Performance Compensation Structure

Our compensation structure embodies our commitment to align executive pay and performance by linking a meaningful portion of total compensation to the achievement of pre-determined quantitative performance goals through our STIP, as well as rigorous absolute and relative stockholder return goals through our LTIP. In 2024, 90.7% of our Chief Executive Officer's total target compensation, and 79.1% (on average) of our other named executive officers' total target compensation was performance-based and/or at risk/not guaranteed and 9.3% and 20.9% respectively, was fixed. To build alignment with our stockholders, long-term incentive awards granted under the LTIP are predominantly "at-risk" performance-based equity awards, the vesting and ultimate value of which depends entirely on the Company's future absolute and relative total stockholder return. The following graphics illustrate the mix between fixed pay (base salary) and performance-based and/or at-risk pay incentives (short-term incentive in the form of cash and long-term incentive in the form of time-based restricted stock and PSUs) for our Chief Executive Officer and the average of our other named executive officers, in each case based on 2024 target levels of compensation. Actual 2024 compensation varies based on performance outcomes.



Compensation Practices and Policies

The following is an overview of the highlights of our compensation structure, and the fundamental compensation policies and practices we do and do not use.

WHAT WE DO	WHAT WE DON'T DO
☑ Align the interests of our executives and stockholders through the use of performance-based short-term cash incentive compensation and service and performance-based long-term equity incentive compensation.	☒ No excise tax gross ups upon a change in control.
☑ Double-Trigger Change in Control Payments — a "change in control" by itself is not sufficient to trigger payments, it must also be accompanied by a qualifying termination.	☒ No pledging, hedging or short sale activities by our executives and directors.
☑ Clawback Policy — an accounting restatement will trigger the mandatory clawback of any erroneously awarded or vested compensation, i.e., incentive compensation that exceeds the amount of such compensation due after taking into account the accounting restatement.	☒ We do not maintain any defined benefit or supplemental retirement plans.
☑ LTIP Award Governor — Payouts under our Relative TSR PSUs are capped at "target" in the event that our Absolute TSR performance is negative in a given period.	☒ No perquisites or other personal benefits to executive officers that are not available to all employees.
☑ Maintain robust director and executive officer stock ownership guidelines, with only earned performance-based equity included in determining if the ownership threshold is satisfied.	☒ We do not pay dividends on equity awards until, and only to the extent, those awards vest.
☑ Engage an independent compensation consultant to review and provide recommendations regarding our executive compensation program.	☒ We do not allow for repricing or buyouts of underwater options or stock appreciation rights without stockholder approval.
☑ Require a one-year minimum vesting period on all equity grants (not limited to grants to our named executive officers), subject to a 5% carve-out for certain equity grants.	☒ No plan design features that encourage excessive or imprudent risk taking.

COMPENSATION PROCESS

In developing the Company's executive compensation philosophy and implementing its programs and policies, our Compensation Committee and Board of Directors recognizes the importance of aligning the Company's executive compensation programs with stockholder interests and continually reviews the Company's executive compensation practices. A broad overview of the Compensation Committee's annual process, including the roles of the independent compensation consultant and executive management, is set forth below.


Compensation Consultant
Conduct Review of Peer Group and Market Practice
Conduct Review of Peer Group and Recommended Changes
Conduct Benchmarking Analysis
Review CEO Recommendations (for Other NEOs)
Compensation Committee
Evaluate STIP/LTIP Structure and Design
Evaluate STIP/LTIP Performance Metrics
Evaluate Peer Group
Evaluate Executive Pay Benchmarking / Performance
Establish Annual Executive Compensation Program
Executive Management
Offer Constructive Input for Compensation Committee Consideration
CEO Provides Recommendations (for other NEOs)

Role of the Compensation Committee

The Compensation Committee regularly reviews, approves and oversees our executive compensation programs and practices, and evaluates and determines the appropriate executive compensation philosophy and objectives for VICI, the process for establishing executive compensation, the appropriate design of our executive compensation program and compensation arrangements, and the annual compensation of our executive officers. In determining compensation for our executive officers, the Compensation Committee considers, among other things, the factors set forth herein and the recommendations of our Chief Executive Officer (for our named executive officers other than our Chief Executive Officer). The Compensation Committee consists entirely of independent directors and is supported in its work by an independent compensation consultant, as described below, although it is solely responsible for making the final decisions on executive compensation.

Individual Factors

- Position and Associated Responsibilities
- Recruitment / Retention
- Individual History
- Industry Considerations
- Peer Comparisons
- Compensation Philosophy

Role of Executive Management

In order to ensure that our compensation programs are aligned with our strategic objectives and appropriate performance goals, management provides input to the Compensation Committee with respect to the compensation-setting process. The Chief Executive Officer, the EVP, General Counsel and Secretary, and the EVP, Chief Financial Officer and Treasurer are the officers who interact most closely with the Compensation Committee. These individuals work with the Compensation Committee to provide their perspective on aligning executive compensation strategies with our business objectives. When determining compensation for our executive officers, the Chief Executive Officer provides the Compensation Committee with his input regarding executive performance, and recommends base salary and STIP and LTIP targets for each of our executive officers (other than himself). The performance of the Chief Executive Officer is assessed directly by the Compensation Committee (with input from other independent directors) in executive session without the Chief Executive Officer present.

Role of Independent Compensation Consultant

In 2024, the Compensation Committee continued to retain Pay Governance LLC as its independent compensation consultant to provide advice and support in the design and implementation of our executive compensation program. In selecting a compensation consultant, the Compensation Committee considers the independence of such consultant in accordance with the standards of the NYSE, any applicable rules and regulations of the SEC and other applicable laws relating to independence of advisors and consultants. Pay Governance LLC has not provided other consulting services to VICI or any of its executive officers and, in connection with their engagement, the Compensation Committee concluded that no conflict of interest exists that would prevent Pay Governance LLC from acting as the Compensation Committee's independent compensation consultant and independently advising the Compensation Committee. At the Compensation Committee's request, the independent compensation consultant regularly attends Compensation Committee meetings. The independent compensation consultant also communicates with the Chair of the Compensation Committee outside committee meetings regarding matters related to the Compensation Committee's responsibilities.

Peer Group and Benchmarking

The Compensation Committee reviews the potential total compensation package for each of the executive officers against a pre-selected peer group of companies, based on data compiled by Pay Governance LLC. Consistent with the objectives of the Company's executive compensation program, the Compensation Committee compares executive officer compensation against these peer companies ("benchmarking analysis") to ensure that the Company is able to attract and retain highly qualified executive officers by providing a total compensation package that is competitive with those provided by the Company's peers.

In the fourth quarter of 2023, the Compensation Committee reviewed the composition of our peer group with the assistance of Pay Governance LLC. Following this review, and based on the recommendations of Pay Governance LLC, the Compensation Committee determined that no revisions to our peer group for the 2024 executive compensation program were warranted, taking into consideration, among other things, the Company's continued growth and the factors set forth herein, as well as the intention to maintain year-over-year consistency with respect to our current compensation peer group. The companies in our peer group comprise a variety of asset classes within the REIT industry, as well as companies that represent a broad cross section of experiential operators in related industries, such as gaming, hospitality and retail, that are similar to our company profile. The companies in the 2024 peer group, as well as a comparison of the Company's market capitalization and total enterprise value to the peer group, are set forth in the table below.

Peer Group Factors
- Total Revenues
- Total Assets
- Market Capitalization
- Total Capitalization
- Adjusted EBITDA
- Industry / Sector

2024 PEER GROUP		
Alexandria Real Estate Equities, Inc.	Gaming and Leisure Properties, Inc.*	Realty Income Corporation*
AvalonBay Communities, Inc.	Healthpeak Properties, Inc.	SBA Communications Corp.
Caesars Entertainment, Inc. †	Hilton Worldwide Holdings Inc. †	Simon Property Group, Inc.
Digital Realty Trust, Inc.	Las Vegas Sands Corp. †	Vail Resorts, Inc. †
Equity Residential	MGM Resorts International †	Welltower, Inc.
Extra Space Storage Inc.	Public Storage	W.P. Carey Inc.*

Denotes triple-net lease REIT   *† Denotes experiential operator*

VICI Properties vs. Peer Group[1]

($ in millions)



(1) As of December 31, 2024.

The independent compensation consultant's benchmarking analysis compared the compensation of our executive officers based on each element of compensation and total target compensation with that of executive officers of similar titles and job roles across the peer group. The Compensation Committee considers the amount and mix of base and variable compensation by referencing, for each executive officer position, the prevalence of each element and the level of compensation that is provided in the market based on the benchmarking analysis. The Compensation Committee typically uses the median levels of compensation within the peer group in setting pay; however, actual compensation paid may fluctuate above/below the median of the peer group based on the Company's performance and achievement of the goals established by the Compensation Committee for the executive officers. In connection with setting 2024 compensation, the Compensation Committee reviewed total target compensation for executive officers in similar roles at our 2024 peer group companies based on market data, which indicated that the median compensation of such peer group executive officers generally exceeded each of our executive officers' 2023 total target compensation for their respective positions, with the compensation of our executive officers falling between the 25th and 50th percentiles (with variability by position) against the peer group data. In particular, the comparative analysis performed in the first quarter of 2024 indicated that our Chief Executive Officer's total target compensation registered at the 30th percentile of the 2024 peer group companies' CEO total target compensation and was approximately 17% below the median of the 2024 peer group companies' CEO total target compensation.

Changes to Peer Group for 2025

In the third quarter of 2024, the Compensation Committee approved an updated peer group for the 2025 executive compensation program, taking into consideration the same factors noted above under "Peer Group Factors", as well as the overall relevance of the companies in the current peer group (including size, scope, and industry/sector). The 2025 peer group approved by the Compensation Committee reflected the replacement of two companies in the 2024 peer group with two new companies, as set forth herein.

2025 PEER GROUP CHANGES

+ Equinix, Inc.
+ Wynn Resorts, Limited
- Las Vegas Sands Corp.
- Vail Resorts, Inc.

2024 EXECUTIVE COMPENSATION

Base Salary

The 2023 and 2024 base salaries for each of our named executive officers are set forth in the table below. Base salaries for our named executive officers were reviewed by the Compensation Committee in February 2024, who determined that our named executive officers current base salaries appropriately aligned with compensation levels of similar executive officers of the 2024 peer companies. Accordingly, the 2024 base salaries for each of our named executive officers remained the same as 2023 base salary levels.

Named Executive Officer	2023 Base Salary	2024 Base Salary	Percent Increase from 2023
Edward B. Pitoniak	$1,000,000	$1,000,000	—
John W.R. Payne	$1,200,000	$1,200,000	—
David A. Kieske	$ 625,000	$ 625,000	—
Samantha S. Gallagher	$ 585,000	$ 585,000	—

2024 Short-Term Incentive Plan

For the 2024 STIP, the Compensation Committee approved AFFO per share growth (measured over a two-year period) as the metric against which performance would be measured. The Compensation Committee believes that AFFO per share is the appropriate measure to use for a short-term incentive program because it is a widely recognized measure used to evaluate the operating performance of a REIT that provides a meaningful comparison of the underlying operating performance of our business on a year-over-year basis and incentivizes management to pursue accretive transactions that result in AFFO per share growth.

Objective, Quantitative Corporate Performance Metric — Weighted 100%
2024 AFFO Per Share

The "threshold", "target" and "superior" performance levels for 2024 AFFO per share were established by the Compensation Committee in February 2023 (for the two-year performance period from January 1, 2023 to December 31, 2024). In order to determine the appropriate rigor of such performance levels with respect to the 2024 STIP, the Compensation Committee reviewed triple-net REIT AFFO and FFO per share historical and projected growth data, comparable growth data with respect to the Company's peer group, the Company's recent and historical performance, and broader macroeconomic factors. Based on this analysis, the Compensation Committee adopted AFFO per share growth metrics for the "threshold", "target" and "superior" performance levels under the 2024 STIP, which the Compensation Committee determined to be rigorous but achievable in order to challenge the executive team to deliver consistent AFFO per share growth. The AFFO per share growth metrics and the incentive payment thresholds corresponding to such metrics are set forth below on a rounded basis (payout is capped at 200% for "superior" performance and interpolated on a linear basis for results between performance levels, with no compensation awarded for below-"threshold" performance):

Relative Weighting	2024 STIP Performance Metric	Threshold (50%)	Target (100%)	Superior (200%)	Outcome
100%	AFFO Per Share[1]	$2.06	$2.11	$2.16	Superior (200%)


Actual Result(2)
$2.06
$2.11
$2.16

(1) AFFO per share is a non-GAAP financial measure. For a definition and reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure, see the Appendix beginning on page 79 of this Proxy Statement.

(2) Reflects fully diluted AFFO per share of $2.26 (rounded) for the year ended December 31, 2024.

2024 STIP Award Opportunities and Results

During the first quarter of 2025, AFFO per share results were determined against the 2024 corporate performance metrics under the STIP. The Company exceeded the "superior" performance level established by the Compensation Committee in February 2023 (based on the two-year performance period of the STIP awards) based on its fully diluted 2024 AFFO per share of $2.26 (on a rounded basis), delivering one- and two-year AFFO per share growth of 5.1% and 17.5%, respectively. The following table summarizes the 2024 STIP award opportunities for our named executive officers, as well as the 2024 STIP awards paid to the named executive officers based on the results set forth above:

	2024 STIP Opportunity (as % of Base Salary)				
Named Executive Officer	Threshold	Target	Superior	2024 Actual STIP Award	2024 Actual Percentage of Target Award Payout
Edward B. Pitoniak	112.5%	225%	450%	$4,500,000	200%
John W.R. Payne	52.5%	105%	210%	$2,520,000	200%
David A. Kieske	72.5%	145%	290%	$1,812,500	200%
Samantha S. Gallagher	65%	130%	260%	$1,521,000	200%

2024 Long-Term Incentive Program

Our long-term incentive program provides for equity awards under the VICI Properties Inc. 2017 Stock Incentive Plan. The illustration below sets forth the general structure of our 2024 LTIP:


Weighting
Vehicle
Metric
Vesting
Long-Term Incentive Awards
40%
Time-Based
3-Year Ratable Annual Vesting
60%
Performance-Based
Absolute TSR
Relative TSR
Cliff Vest Only If Earned

- **Time-Based Portion of LTIP Award:** The time-based portion of the LTIP Award (the “Time-Based Awards”) is in the form of shares of restricted stock, which vest ratably, annually over three years. There are no performance conditions attached to the 2024 Time-Based Awards; the only requirement for vesting is continued service (except as otherwise provided in the participant’s employment agreement in specific instances, such as terminations without “cause” or for “good reason,” including following a “change in control”). Dividends on the shares of restricted stock are held by the Company and deemed invested in the shares of common stock and are payable in cash only if and to the extent that the underlying shares of restricted stock vest. As such, no dividends will be paid on shares of restricted stock that do not vest.
- **Performance-Based Portion of LTIP Award:** The performance-based portion of the LTIP Award (the “Performance-Based Awards”) is in the form of performance-based restricted stock units (“PSUs”). 50% of the 2024 Performance-Based Awards vests on the basis of the Company’s Absolute TSR and 50% of the 2024 Performance-Based Awards vests on the basis of the Company’s Relative TSR versus the constituent companies of the MSCI US REIT Index, or RMZ (in each case based on actual results, as measured over a three-year performance period). The Compensation Committee may select different performance conditions for future awards. With respect to the Performance-Based Awards, dividends accumulate in cash and are payable only if and to the extent that the PSUs vest. As such, no dividends will be paid on PSUs that do not vest. If the Company’s performance is below the threshold of one performance metric, no PSUs are earned for such portion of the award; however, failure to achieve threshold of one performance metric (i.e., failure to achieve threshold for Absolute TSR or failure to achieve threshold for Relative TSR) will not result in the forfeiture of the PSUs subject to the performance metric that is achieved. If the Company’s performance is between two levels of performance (i.e., between threshold and target or between target and superior), the actual amount of the award that is earned (and the number of PSUs that will vest) will be determined based on linear interpolation between the two performance levels. Notwithstanding the foregoing, in the event that the Company’s Absolute TSR for the performance period is negative, the number of PSUs that vest based on Relative TSR shall not exceed the target number of PSUs for the Relative TSR performance metric, even if the Company’s Relative TSR exceeds Relative TSR target performance.

The illustration below sets forth the structure, performance metrics and vesting criteria for our 2024 LTIP Awards. In connection with the issuance of the 2024 LTIP Awards, the Compensation Committee reviewed the performance metrics previously utilized for the 2023 LTIP Awards and determined to maintain those Relative TSR and Absolute TSR goals for the 2024 LTIP, based upon the belief that such growth goals for management appropriately account for the Company's significant size and scale and taking into account the challenging macroeconomic environment, elevated interest rate environment, and broader market uncertainty. The Compensation Committee believes the performance targets (as set forth below) are rigorous but achievable and challenge our executive team to achieve consistently high performance levels, both on an Absolute TSR and Relative TSR basis.



60% — **3-Year Performance-Based Award ("PSUs")**

50% Absolute Total Stockholder Return[1]
50% Relative Total Stockholder Return vs. RMZ[2]

3-YEAR CLIFF VESTING IF FUTURE PERFORMANCE HURDLE IS ACHIEVED

Absolute Total Stockholder Return

PERFORMANCE LEVEL	HURDLE[3]	PAYOUT
Threshold	6.0%	50%
Target	8.0%	100%
Superior	10.0%	200%

Relative Total Stockholder Return vs. RMZ

PERFORMANCE LEVEL	HURDLE[3]	PAYOUT
Threshold	40th Percentile	50%
Target	55th Percentile	100%
Superior	70th Percentile	200%

40% — **3-Year Time-Based Restricted Stock Award**

3-YEAR RATABLE ANNUAL VESTING FROM GRANT DATE

(1) "Absolute Total Stockholder Return" or "Absolute TSR" is calculated on a compounded annualized basis and includes (i) the sum of (a) the cumulative amount of dividends (ordinary and special) paid per share over the measurement period, assuming the reinvestment of dividends in common stock, and (b) an amount equal to (x) the closing common share price on the last trading day of the measurement period, minus (y) the closing common share price on the first trading day of the measurement period, divided by (ii) the closing common share price on the first trading day of the measurement period.

(2) "Relative Total Stockholder Return" or "Relative TSR" shall mean the Company's Absolute TSR for the performance period as measured against the Absolute Total Stockholder Return for the constituent companies of the MSCI US REIT Index ("RMZ").

(3) Represents the Absolute and Relative TSR return hurdles for the 2024 LTIP Awards (for the three-year performance period from January 1, 2024 to December 31, 2026).

See "— Compensation Tables and Arrangements — Employment Agreements with Executive Officers" and "— Compensation Tables and Arrangements — Potential Payments Upon Termination or Change in Control" below for further information regarding the treatment of any unvested Time-Based Awards and PSUs (and any related dividend equivalents) in the event of a participant's termination of employment and/or a "change in control" prior to the expiration of the applicable vesting or performance period.

2024 LTIP Awards (2024 – 2026 Performance Period)

Each fiscal year, the Compensation Committee determines an aggregate target value for each participant's annual LTIP award and establishes the performance conditions and levels used for all participants under the performance-based portion of the LTIP. The following table sets forth the dollar values for the 2024 LTIP Award, as well as the Time-Based Awards and Performance-Based Awards, granted to the Company's named executive officers, as approved by the Compensation Committee in February 2024.

			Performance-Based Award Portion[2]		
Participant	2024 LTIP Award Target	Time-Based Award Portion[1]	Threshold (50%)	Target (100%)	Superior (200%)
Edward B. Pitoniak	$7,750,000	$3,100,000	$2,325,000	$4,650,000	$9,300,000
John W.R. Payne	$2,040,000	$ 816,000	$ 612,000	$1,224,000	$2,448,000
David A. Kieske	$2,343,750	$ 937,500	$ 703,125	$1,406,250	$2,812,500
Samantha S. Gallagher	$1,608,750	$ 643,500	$ 482,625	$ 965,250	$1,930,500

(1) The number of restricted shares of common stock issued pursuant to the Time-Based Awards was determined by dividing the applicable dollar amounts by the 10-trading day volume weighted average price as of February 22, 2024. The Time-Based Awards vest in three equal installments on February 22, 2025, 2026 and 2027, subject to accelerated vesting as set forth in the 2017 Stock Incentive Plan, the applicable award agreement or the applicable employment agreement.

(2) The number of PSUs issued pursuant to the Performance-Based Awards were issued at an amount equal to the target amount set forth above, with the number of restricted stock units having been determined by dividing the applicable target dollar amount of such awards by the 10-trading day volume weighted average price as of February 22, 2024.

Status of Outstanding LTIP Performance-Based Awards (PSUs)

The Compensation Committee believes that the long-term incentive compensation awards issued to the named executive officers pursuant to the LTIP appropriately align our named executive officers' focus on achieving the Company's strategic objectives with the absolute and relative stockholder return expectations of our stockholders. The following table shows the status of the PSUs outstanding as of December 31, 2024, in each case measured as of such date.

LTIP Award	Performance Metric and Weight	2022	2023	2024	2025	2026	Status	Payout as % of Target
2024 PSUs	Absolute TSR – 50% Relative TSR vs. RMZ – 50%			33% Completed			Tracking Below "Threshold"	Tracking 0%[(1)]
2023 PSUs	Absolute TSR – 50% Relative TSR vs. RMZ – 50%		66% Completed				Tracking Below "Threshold"	Tracking 0%[(1)]
2022 PSUs	Absolute TSR – 50% Relative TSR vs. RMZ – 50%	Completed					Vested At "Target"	100%[(2)]

(1) Percentage shown measures performance as of December 31, 2024, although no PSUs will be earned until after the conclusion of the three-year performance period. The actual number of PSUs that will vest will be determined following the end of the applicable three-year performance period.

(2) The three-year performance period for the 2022 PSUs concluded on December 31, 2024. See "2022 LTIP Performance-Based Award Results (2022 – 2024 Performance Period)" below for additional detail on the level of achievement with respect to the performance conditions for the 2022 PSUs.

2022 LTIP Performance-Based Award Results (2022 – 2024 Performance Period)

The following table summarizes the actual performance award payouts for the named executive officers under the PSUs granted in 2022 for the three-year performance period ending on December 31, 2024.



Relative Weighting	2022 LTIP PSU Performance Metric	Threshold (50%)	Target (100%)	Superior (200%)	Outcome
50%	Absolute TSR Performance	Actual Result[(1)] (below threshold) 8.0%	10.0%	12.0%	Below Threshold (0%)
50%	Relative TSR Performance vs. MSCI US REIT Index	40th Pctl.	55th Pctl.	70th Pctl. Actual Result[(2)] (above superior)	Superior (200%)
			Weighted Blended Overall Corporate Performance Score:		Target (100%)

(1) Reflects a **4.3%** annualized Absolute TSR performance over the three-year performance period (**13.6%** for the performance period).

(2) Reflects Relative TSR performance at the **75th percentile** over the three-year performance period.

During the first quarter of 2025, the Company's performance results were determined against the corporate performance metrics under the 2022 LTIP PSUs and the "target" level of performance was achieved based on the aggregate of the Absolute TSR (below "threshold") and Relative TSR (above "superior") performance outcomes. Despite continuing macroeconomic uncertainty throughout the three-year performance period, including a heightened interest rate environment and significant market volatility, we continued to focus on pursuing accretive transactions and generating long-term value for stockholders. We increased our quarterly dividend each year of the performance period and, factoring in market and sector-specific headwinds driving performance below our 2022 LTIP performance targets on an absolute basis, while still outperforming our Peer Group on a relative basis, as well as other comparison groups, including select triple-net REIT peers, the S&P 500 REITs, and the RMZ. Refer to "Total Stockholder Return Benchmarking" on page 50 for additional information.

RESULTS FROM 2024 SAY-ON-PAY VOTE

We provide our stockholders an annual opportunity to indicate whether they support our compensation practices for our named executive officers (i.e., a "Say-on-Pay" vote). As previously reported, there was strong support by stockholders at our 2024 annual meeting of stockholders for the compensation program, with approximately 96% of the votes cast on our Say-on-Pay proposal voted in favor of the advisory vote to approve our named executive officer compensation. The Compensation Committee appreciates and values the views of our stockholders. After considering our 2024 Say-on-Pay voting results and advice from the independent compensation consultant, the Compensation Committee continues to believe that our executive compensation program and philosophy are properly aligned with the interests of our stockholders. Accordingly, no significant changes were made to the executive compensation program as a result of the advisory vote. The Compensation Committee expects to consider future annual Say-on-Pay votes and investor feedback when making decisions relating to our executive compensation program, policies and practices.



CONSISTENTLY POSITIVE SAY-ON-PAY RESULTS

In all seven years since our IPO, we have received at least 95% of votes cast in support of our named executive officer compensation program and policy.

RESULTS FROM 2024 SAY-ON-FREQUENCY VOTE



In connection with our 2024 annual meeting of stockholders, we provided our stockholders with an opportunity to indicate their support for the frequency with which we provide Say-on-Pay votes (i.e., a "Say-on-Frequency" vote). In accordance with our existing practice and the Board's recommendation with respect to such proposal, over 97% of votes cast on our Say-on-Frequency proposal voted in favor of a frequency of "one-year", whereupon the Board adopted "one year" as the frequency with which we solicit "Say-on-Pay" stockholder approval. Accordingly, we will continue to offer our stockholders the opportunity to indicate whether they support our compensation practices for our named executive officers every year until the next non-binding vote, on an advisory basis, on the frequency of holding stockholder advisory votes on executive officer compensation.

OTHER COMPENSATION PROGRAM ELEMENTS AND POLICIES

Incentive Compensation Clawback Policy

In October 2023, we updated our clawback policy in connection with recently approved rules promulgated by the NYSE and SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Our updated clawback policy requires the recoupment of incentive compensation that is erroneously granted to certain of our current and former executive officers. Pursuant to the clawback policy, if we are required to prepare an accounting restatement of our financial results due to the material noncompliance of the Company with any financial reporting requirement under securities laws, the Compensation Committee will review the incentive compensation paid, granted, vested or accrued during the preceding three years based on the prior inaccurate results and recoup that portion of the incentive compensation that would not have been paid, granted, vested or accrued had the Company's financial results been determined after taking into account the accounting restatement. The clawback policy applies to any compensation that is based in whole or in part on the achievement of financial results by the Company, including, but not limited to any cash bonus, incentive arrangement or equity award, but excluding salary. In particular, PSUs (and any related dividend equivalents) and annual bonuses are subject to recoupment in accordance with this clawback policy, and any other clawback or recoupment policy that we are otherwise required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law.

Timing of Certain Equity Awards

The Company has not granted stock options, stock appreciation rights or other similar option-like instruments to its executive officers, directors or employees, including for the year ended December 31, 2024. Accordingly, the Board does not maintain policies that relate to the timing of such awards relative to the Company's disclosure of material non-public information ("MNPI"). Neither the Board nor the Compensation Committee take MNPI into account when determining the timing of equity awards, nor do they time the disclosure of MNPI for the purpose of impacting the value of executive compensation.

Treatment of Equity Upon Retirement

In February 2024, the Compensation Committee approved amendments to the Company's forms of equity award agreements, as filed with the SEC on February 22, 2024, to incorporate certain provisions regarding the treatment of outstanding equity awards upon a "qualified retirement" (as defined in such agreements) (the "Qualified Retirement Equity Treatment") beginning with the 2024 compensation year. The Qualified Retirement Equity Treatment applies on the same terms to our named executive officers as all other employees of the Company and is intended to recognize long-tenured individuals who have contributed to the growth and success of the Company.

In order to qualify for the Qualified Retirement Equity Treatment, an individual must (i) voluntarily retire from service as an employee of the Company at a time when they are (a) at least 55 years old, and (b) have a combined age plus total years of service with the Company of at least 70 years, and (ii) provide at least six months advance written notice of expected retirement. The Qualified Retirement Equity Treatment provides (i) with respect to outstanding Time-Based Awards, for immediate full accelerated vesting of any unvested awards, and (ii) with respect to outstanding PSUs, that a pro rata portion (based on the number of days elapsed between the start of the performance period and the date of the qualified retirement) of the outstanding PSUs will remain outstanding for the duration of the performance period, following which the PSUs shall vest and be settled following conclusion of the performance period based on actual performance outcomes for the full period.

Perquisites and Other Benefits

We maintain medical, dental and vision insurance, life insurance, and accidental death and disability insurance and other benefits for all of our full-time employees. Executives are eligible to participate in the same welfare benefit plans as our other full-time employees and are covered by the same vacation, leave of absence and similar policies. As of December 31, 2024, we did not offer any perquisites or other benefits to our executive officers that are not generally available to our other employees.

Severance Benefits

In order to achieve our compensation objective of attracting, retaining and motivating high-performing executives, we believe that we need to provide our named executive officers with severance protection. We are party to employment agreements with each of our named executive officers. Pursuant to the employment agreements, each of our named executive officers is entitled to certain severance benefits based on the nature of their termination. See "— Compensation Tables and Arrangements — Employment Agreements with Executive Officers" and "— Compensation Tables and Arrangements — Potential Payments Upon Termination or Change in Control" below for further information regarding severance benefits payable to the named executive officers upon termination or change in control.

Insider Trading Policy; No Pledging and No Hedging Policies

The Company has implemented processes that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and has adopted an Inside Information and Securities Trading Policy and Procedures (the "Insider Trading Policy"), filed as an exhibit to the 2024 Annual Report, which governs all transactions involving the Company's securities, including the purchase, sale and/or other disposition of the Company's securities by, among others, directors, officers and employees and is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, as well as the listing standards of the NYSE. In particular, the Insider Trading Policy sets forth our corporate-wide policies, rules, guidelines and procedures with respect to inside information (as defined in the Insider Trading Policy), including procedures and limitations on buying and selling securities. The Insider Trading Policy applies to every Company officer, director and employee, and to consultants to and contractors of the Company who have access to MNPI in the course of their duties.

We believe that equity ownership fosters an atmosphere where directors and officers "think like owners" and are motivated to increase the long-term value of the Company by aligning their interests with those of the Company's stockholders. Accordingly, our Insider Trading Policy includes a robust policy prohibiting each of our directors, executive officers and other employees from purchasing any Company securities on margin, holding any Company securities in a margin account or pledging Company securities as collateral for a loan. In addition, our Insider Trading Policy specifically prohibits our directors, executive officers and other employees from (i) engaging in hedging or monetization transactions involving our securities, including prepaid variable forward contracts, equity swaps, collars, and exchange funds; (ii) trading in options, puts, calls or other similar instruments involving our securities; and (iii) engaging in short sales of our securities.

Stock Ownership Guidelines

Our executive officers and directors are subject to stock ownership guidelines pursuant to which such individuals are expected to attain minimum levels of equity ownership, since a significant ownership stake leads to stronger alignment of interests between such individuals and the stockholders of the Company. Individuals subject to these guidelines have until the fifth anniversary of the date such individual first becomes subject to the applicable ownership guideline level to attain the requisite level of ownership.

Position	Applicable Guideline	Actual Ownership[1]	As of December 31, 2024, all of our executive officers and non-employee directors exceeded their stock ownership requirements.
Chief Executive Officer	6x base salary	33x	
Other Executive Officers	3x base salary	9x – 16x	
Non-Employee Directors	5x annual base cash retainer	9x – 48x	

(1)   As of December 31, 2024. For additional information, see "Security Ownership of Certain Beneficial Owners and Management" on page 44.

For purposes of these requirements, an individual's equity ownership includes: (a) shares of common stock or preferred stock of the Company; (b) limited liability company interests in VICI Properties OP LLC, the Company's operating partnership; and (c)(i) time-based restricted stock (whether vested or unvested), (ii) time-based restricted stock units (whether vested or unvested), (iii) earned performance-based restricted stock (whether vested or subject only to time-based vesting), and (iv) earned performance-based restricted stock units (whether vested or subject only to time-based vesting), but excludes (a) unearned performance-based restricted stock, (b) shares of common stock underlying unearned performance-based restricted stock units, (c) unexercised stock options and (d) unexercised stock appreciation rights. For purposes of the foregoing analysis, the only outstanding equity ownership reflected in the executive officer and director ownership above consists of (a) shares of common stock of the Company, and (b) time-based restricted stock (vested and unvested).

Risk Assessment of Compensation Programs

The Compensation Committee's responsibilities include, among others, oversight of risks related to our compensation practices and plans to ensure that such practices and plans are designed with an appropriate balance of risk and reward in relation to our overall business strategy and do not encourage excessive or unnecessary risk-taking behavior. The Compensation Committee reviewed and considered risks arising from our compensation policies and practices for the Company's employees. This review included consideration of the following specific elements of the Company's executive compensation policies and procedures:

- the executive compensation program is structured as a balanced mix between fixed and variable, annual and long-term, and cash and equity compensation;

- the STIP and LTIP are each based entirely upon formulaic, defined goals set at the beginning of the two-year or three-year performance period, as applicable, with significant goal rigor;

- the STIP is based on a metric that incentivizes accretive transactions that result in AFFO per share growth;

- the LTIP performance goals include both absolute and relative-to-peer performance metrics;

- the STIP and LTIP performance criteria focus on both operating and market-based measures and include maximum payouts for each executive;

- the equity incentive awards are based on multi-year performance periods and require multi-year vesting, with overlapping cycles, which encourages focus on sustained growth and earnings;

- the Company maintains executive stock ownership guidelines that mandate meaningful equity ownership by the CEO and other executive officers, as well as anti-pledging and anti-hedging policies; and

- the executive compensation program includes a clawback policy requiring the recoupment of erroneously-awarded incentive compensation if a restatement of our financials is required.

Based on the foregoing, we do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. We also believe that our incentive compensation arrangements provide incentives that do not encourage behaviors that create material risk beyond the Company's ability to effectively identify and manage significant risks, are compatible with effective internal controls and are supported by the oversight of the Compensation Committee with regard to executive compensation programs.

COMPENSATION TABLES AND ARRANGEMENTS

2024 SUMMARY COMPENSATION TABLE

This Summary Compensation Table summarizes the total compensation paid or earned by each of our named executive officers for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Edward B. Pitoniak *Chief Executive Officer*	2024	1,000,000	—	7,272,427	4,500,000	28,318	12,800,745
	2023	1,000,000	—	6,250,000	4,000,000	27,678	11,277,678
	2022	1,000,000	—	6,500,000	4,000,000	13,494	11,513,494
John W.R. Payne *President and Chief Operating Officer*	2024	1,200,000	—	1,914,311	2,520,000	18,715	5,653,026
	2023	1,200,000	—	1,920,000	2,280,000	18,102	5,418,102
	2022	1,200,000	—	2,680,000	2,040,000	13,494	5,933,494
David A. Kieske *Executive Vice President, Chief Financial Officer and Treasurer*	2024	625,000	—	2,199,325	1,812,500	16,429	4,653,254
	2023	625,000	—	2,125,000	1,687,500	15,822	4,453,322
	2022	575,000	—	2,782,500	1,437,500	13,494	4,808,494
Samantha S. Gallagher *Executive Vice President, General Counsel and Secretary*	2024	585,000	—	1,509,634	1,521,000	15,515	3,631,149
	2023	585,000	—	1,462,500	1,404,000	14,910	3,466,410
	2022	525,000	—	2,260,000	1,050,000	13,494	3,848,494

(1) The amounts in the Stock Awards column reflect the aggregate grant date fair value of time-based restricted stock and performance-based restricted stock units, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's audited financial statements for the year ended December 31, 2024. The amounts disclosed in this column for 2024 reflect the aggregate grant date fair value of time-based restricted stock awards granted under the LTIP for the 2024 plan year, which vest over a three-year period, and PSUs granted under the LTIP, which will be earned, if at all, on the basis of Absolute TSR and Relative TSR measured over the three-year performance period from January 1, 2024 to December 31, 2026. For a discussion of the LTIP and the long-term incentive awards granted to our named executive officers in 2024, see "— Compensation Discussion and Analysis — Elements of Executive Compensation — Long-Term Incentive Program". The following table discloses the grant date fair value of each 2024 LTIP award granted to the applicable named executive officer, which are unvested and remain subject to the applicable performance conditions:

Name	Year	2024 LTIP Award (Time-Based)	2024 LTIP Award (Performance-Based)[a]
Edward B. Pitoniak	2024	$3,100,000	$4,172,427
John W.R. Payne	2024	$ 816,000	$1,098,311
David A. Kieske	2024	$ 937,500	$1,261,825
Samantha S. Gallagher	2024	$ 643,500	$ 866,134

(a) If the maximum level of performance was achieved, the grant date fair value of the 2024 PSUs would be $8,344,854 for Mr. Pitoniak, $2,196,622 for Mr. Payne, $2,523,650 for Mr. Kieske and $1,732,268 for Ms. Gallagher.

(2) The amounts shown in the Non-Equity Incentive Plan Compensation column reflect the cash award that each named executive officer earned in the respective year pursuant to the Company's STIP, each of which were paid in February of the subsequent year. For a discussion of the annual incentive program, see "— Compensation Discussion and Analysis — Elements of Executive Compensation — Short-Term Incentive Plan — 2024 STIP Awards".

(3) The amounts shown in the All Other Compensation column for the year ended December 31, 2024 consist of:

(a) group life insurance premiums for each of Mr. Pitoniak, Mr. Kieske, Mr. Payne and Ms. Gallagher; and

(b) company matching contributions under our 401(k) plan of $13,800 for each of Mr. Pitoniak, Mr. Kieske, Mr. Payne and Ms. Gallagher.

2024 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding grants of plan-based awards to each of our named executive officers during the year ended December 31, 2024.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number or Shares of Stock or Units[3] (#) | Grant Date Fair Value of Stock and Option Awards[4] ($) |
		Threshold ($)	Target ($)	Superior ($)	Threshold (#)	Target (#)	Superior (#)		
Edward B. Pitoniak									
STIP Award		1,125,000	2,250,000	4,500,000					
LTIP — Time-Based Award	2/22/2024							105,046	3,100,000
LTIP — PSUs	2/22/2024				78,785	157,569	315,138		4,172,427
John W.R. Payne									
STIP Award		630,000	1,260,000	2,520,000					
LTIP — Time-Based Award	2/22/2024							27,651	816,000
LTIP — PSUs	2/22/2024				20,739	41,477	82,954		1,098,311
David A. Kieske									
STIP Award		453,125	906,250	1,812,500					
LTIP — Time-Based Award	2/22/2024							31,768	937,500
LTIP — PSUs	2/22/2024				23,826	47,652	95,304		1,261,825
Samantha S. Gallagher									
STIP Award		380,250	760,500	1,521,000					
LTIP — Time-Based Award	2/22/2024							21,806	643,500
LTIP — PSUs	2/22/2024				16,355	32,709	65,418		866,134

(1)   The amounts shown in these columns represent the range of potential payouts (threshold (50%), target (100%) and superior (200%)) of cash compensation under our STIP for our named executive officers for 2024 performance. The actual amounts that were paid to the named executive officers are set forth in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table. See "— Compensation Discussion and Analysis — Elements of Executive Compensation — Short-Term Incentive Plan — 2024 STIP Awards" above for more information.

(2)   The amounts shown in these columns represent the possible number of PSUs granted under the LTIP that may be earned and vest based upon the level of achievement of the applicable performance measures: threshold (50%), target (100%), and superior (200%). As described in further detail under the section entitled "— Compensation Discussion and Analysis — Elements of Executive Compensation — Long-Term Incentive Program," the PSUs vest based upon the achievement of Absolute TSR and Relative TSR goals measured over the three-year performance period from January 1, 2024 to December 31, 2026.

(3)   The amounts shown in this column represent the number of time-based restricted stock awards granted to the named executive officers under the 2024 LTIP.

(4)   Amounts represent the grant date fair value of equity awards calculated in accordance with FASB ASC Topic 718. Generally, the grant date fair value of the time-based restricted stock is determined using the fair value of the underlying common stock on the grant date. The grant date fair value of the PSUs was determined using a Monte Carlo valuation conducted by an independent valuation consultant.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth information regarding outstanding equity awards for each of our named executive officers as of December 31, 2024.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Edward B. Pitoniak	2/16/2022	30,522[4]	891,548		
	2/22/2023	48,638[5]	1,420,716		
	2/22/2023			—[6]	—
	2/22/2024	105,046[7]	3,068,394		
	2/22/2024			—[8]	—
John W.R. Payne	2/16/2022	12,585[4]	367,608		
	2/22/2023	14,942[5]	436,456		
	2/22/2023			—[6]	—
	2/22/2024	27,651[7]	807,686		
	2/22/2024			—[8]	—
David A. Kieske	2/16/2022	13,066[4]	381,658		
	2/22/2023	16,538[5]	483,075		
	2/22/2023			—[6]	—
	2/22/2024	31,768[7]	927,943		
	2/22/2024			—[8]	—
Samantha S. Gallagher	2/16/2022	10,613[4]	310,006		
	2/22/2023	11,382[5]	332,468		
	2/22/2023			—[6]	—
	2/22/2024	21,806[7]	636,953		
	2/22/2024			—[8]	—

(1) Value is determined by multiplying the number of unvested shares of restricted common stock by $29.21, the closing price for our common stock on December 31, 2024, the last trading day of the year.

(2) The actual number of PSUs that will vest for each three-year performance period will be determined at the end of the applicable three-year performance period. With respect to each award, no discount has been taken to reflect risk of forfeiture or restrictions on transferability. In addition, these amounts exclude the PSU awards comprising a part of the 2022 LTIP award granted on February 16, 2022 that vested on February 20, 2025 based on the Company's performance through December 31, 2024, which are reported in the "2024 Options Exercised and Stock Vested" table.

(3) Reflects the number of unearned/unvested PSUs calculated pursuant to footnote (2) above and multiplied by $29.21, the closing price for our common stock on December 31, 2024, the last trading day of the year.

(4) Represents the time-based restricted stock portion of the 2022 LTIP award granted to each named executive officer, which vests ratably over three years with 33.33% of the award having vested on February 16, 2023, 33.33% having vested on February 16, 2024 and the remaining 33.34% vesting on February 16, 2025.

(5) Represents the time-based restricted stock portion of the 2023 LTIP award granted to each named executive officer, which vests ratably over three years with 33.33% of the award having vested on February 22, 2024, and the remaining 66.67% vesting ratably on February 22, 2025 and 2026.

(6) Represents the PSU portion of the 2023 LTIP award granted to each named executive officer, which vests, if at all, on the basis of Absolute TSR and Relative TSR goals measured over the three-year performance period from January 1, 2023 to December 31, 2025. Assuming the performance period had terminated and been valued as of December 31, 2024, these PSUs would have been earned and vested below "threshold" (resulting in a 0% payout) and, accordingly, are disclosed above in accordance with SEC rules based on achieving performance goals at such level.

(7) Represents the time-based portion of the 2024 LTIP award granted to each named executive officer, which vests ratably over three years on February 22, 2025, 2026 and 2027.

(8) Represents the PSU portion of the 2024 LTIP award granted to each named executive officer, which vests, if at all, on the basis of Absolute TSR and Relative TSR goals measured over the three-year performance period from January 1, 2024 to December 31, 2026. Assuming the performance period had terminated and been valued as of December 31, 2024, these PSUs would have been earned and vested below "threshold" (resulting in a 0% payout) and, accordingly, are disclosed above in accordance with SEC rules based on achieving performance goals at such level.

2024 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding the vesting of restricted stock for the named executive officers during the year ended December 31, 2024. None of the named executive officers held or exercised any stock options in 2024.

| | Stock Awards | |
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Edward B. Pitoniak	209,335	6,140,583
John W.R. Payne	83,211	2,439,951
David A. Kieske	86,627	2,540,232
Samantha S. Gallagher	68,399	2,005,180

(1) This column represents the aggregate number of shares acquired on vesting of existing stock awards, including the PSU awards comprising a part of the 2022 LTIP award granted on February 16, 2022 that vested on February 20, 2025 based on the Company's performance through December 31, 2024. The number of shares acquired on vesting includes shares withheld, if any, to pay federal and state income taxes.

(2) This column represents the value realized on vesting as calculated by multiplying the closing price of our common stock on the day prior to each vesting date by the number of shares that vested on such date.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

In 2019, we entered into amended and restated employment agreements with each of our named executive officers (each, an "employment agreement" and collectively, the "employment agreements") in order to harmonize the terms between all such agreements and create a uniform form of employment agreement for all named executive officers, including providing for a consistent expiration date. The form of agreement is summarized below, together with certain key terms specific to each named executive officer's employment agreement. The summary and information below is not complete and is qualified in its entirety by reference to the full text of the employment agreements, which are included as exhibits to the 2024 Annual Report.

Summary of Employment Agreements

Each of the employment agreements provide for a term that was initially scheduled to end on December 31, 2022, subject to automatic extension by successive one-year terms at the end of the then-current term unless either VICI or the individual party provides 180 days' advance notice of non-renewal. On December 31, 2022, 2023 and 2024, each employment agreement was automatically extended for one year in accordance with the terms of each of the agreements. Under the terms of the employment agreements, each executive officer is entitled to receive: (i) an annual base salary, (ii) annual incentive compensation comprised of a cash bonus, with a specified target value and maximum value (as a percentage of base salary), and (iii) equity awards with a specified target value (as a percentage of base salary) (in each case, as may be subsequently increased from time to time as disclosed herein).

If an executive officer's employment is terminated by us without "cause" or by the individual for "good reason" (each as defined in the respective employment agreement), such executive officer is entitled to certain severance benefits, subject to execution of a separation agreement and release. The severance benefits include (1) cash severance equal to a certain percentage of base salary and the target bonus for the year of termination, paid over 12 months, (2) so long as the Company is generally paying bonuses to its employees in the applicable year, a pro-rata cash bonus for the year of termination, (3) a specified cash payment, (4) accelerated vesting of time-based equity awards, (5) non-forfeiture of a pro-rata portion of outstanding performance-based equity until the end of the applicable performance period, at which time it may vest based on achievement of the performance goals, and (6) the lapsing of any transfer restrictions on vested equity awards. If the termination is within six months before or 12 months after a "change in control" (as defined in the respective employment agreement) of the Company, the above severance is further modified as follows: (i) the cash severance is increased as a percentage of base salary and target bonus and is paid in a lump sum rather than over 12 months, (ii) the pro-rata cash bonus is payable whether or not the Company is generally paying bonuses to its employees in the applicable year, (iii) non-forfeiture of all (rather than a pro-rata portion of) outstanding performance-based equity awards until the end of the applicable performance period, at which time the awards may vest based on achievement of the performance goals, prorated through the date of termination, and (iv) the amount of the specified cash payment is increased (except with respect to Mr. Pitoniak).

If an executive officer's employment is terminated due to death or "disability" (as defined in the respective employment agreement), such executive officer will be entitled to receive a pro-rata cash bonus for the year of termination (provided that the Company is generally paying bonuses to its employees in the year of termination), all time-based equity awards will vest and any transfer restrictions on vested equity awards will lapse. If an executive officer's employment is terminated because we elect not to renew the term of the employment agreement, all time-based equity awards will vest, all transfer restrictions on vested equity awards will lapse and any performance-based equity will be treated as set forth in the Company's long-term incentive program and be no less favorable than other similarly situated executives (or with respect to Mr. Kieske and Ms. Gallagher, other Executive Vice Presidents) of the Company but such executive officer will not be entitled to any cash severance.

Certain key terms of each employment agreement in accordance with the above summary (in each case, as may be subsequently increased from time to time as disclosed herein) are set forth below:

Chief Executive Officer

Mr. Pitoniak's employment agreement provided for an initial annual base salary of $765,000, with initial annual incentive compensation comprised of a cash bonus with a target value of 125% of his base salary and a maximum value of 250% of his base salary, and equity awards with a target value of at least 375% of Mr. Pitoniak's base salary (in each case, as subsequently increased from time to time as disclosed herein). With respect to Mr. Pitoniak's severance benefits, he is entitled to cash severance equal to the sum of 150% of base salary and the target bonus for the year of termination, paid over 12 months and a cash payment in the amount of $40,000. If the termination is in connection with a change in control (as defined in the employment agreement), Mr. Pitoniak is entitled to increased cash severance equal to the sum of 200% of base salary and the target bonus for the year of termination. Mr. Pitoniak's employment agreement provides for customary non-competition and non-solicitation covenants that apply for one year after termination of employment, except that if a termination of employment results from Mr. Pitoniak giving a notice of non-renewal, the non-competition period applies for three months after the date of termination, and if a termination of employment results from the Company's decision not to renew the applicable employment agreement, the non-competition period ends on the date of termination.

President and Chief Operating Officer

Mr. Payne's employment agreement provided for an initial annual base salary of $1,200,000, with initial annual incentive compensation comprised of a cash bonus with a target value of 75% of his base salary and a maximum value of 150% of his base salary, and, commencing in 2020, equity awards with a target value of at least 125% of Mr. Payne's base salary (in each case, as subsequently increased from time to time as disclosed herein). With respect to Mr. Payne's severance benefits, he is entitled to cash severance equal to the sum of 125% of base salary and the target bonus for the year of termination, paid over 12 months, and a cash payment in the amount of $27,500. If the termination is in connection with a change in control (as defined in the employment agreement), Mr. Payne is entitled to increased cash severance equal to the sum of 175% of base salary and the target bonus for the year of termination and an increased cash payment of $40,000. Mr. Payne's employment agreement provides for customary non-competition and non-solicitation covenants that apply for one year after termination of employment, except that if a termination of employment results from Mr. Payne giving a notice of non-renewal, the non-competition period applies for three months after the date of termination, and if a termination of employment results from the Company's decision not to renew the applicable employment agreement, the non-competition period ends on the date of termination.

Executive Vice President, Chief Financial Officer and Treasurer

Mr. Kieske's employment agreement provided for an initial annual base salary of $475,000, with initial annual incentive compensation comprised of a cash bonus with a target value of 95% of his base salary and a maximum value of 190% of his base salary, and equity awards with a target value of at least 200% of Mr. Kieske's base salary (in each case, as subsequently increased from time to time as disclosed herein). With respect to Mr. Kieske's severance benefits, he is entitled to cash severance equal to the sum of 100% of his base salary and the target bonus for the year of termination, paid over 12 months, and a cash payment in the amount of $27,500. If the termination is in connection with a change in control (as defined in the employment agreement), Mr. Kieske is entitled to increased cash severance equal to the sum of 150% of base salary and the target bonus for the year of termination and an increased cash payment of $40,000. Mr. Kieske's employment agreement provides for customary non-competition and non-solicitation covenants that apply for one year after his termination of employment. If Mr. Kieske's employment is terminated because he elects not to renew the term of his employment agreement, all transfer restrictions on vested equity awards for Mr. Kieske will lapse, but he will not be entitled to any other severance.

Executive Vice President, General Counsel and Secretary

Ms. Gallagher's employment agreement provided for an initial annual base salary of $405,000, with initial annual incentive compensation comprised of a cash bonus with a target value of 90% of her base salary and a maximum value of 180% of her base salary, and equity awards with a target value of at least 175% of her base salary (in each case, as subsequently increased from time to time as disclosed herein). With respect to Ms. Gallagher's severance benefits, she is entitled to cash severance equal to the sum of 100% of base salary and the target bonus for the year of termination, paid over 12 months, and a cash payment in the amount of $27,500. If the termination is in connection with a change in control (as defined in the employment agreement), Ms. Gallagher is entitled to increased cash severance equal to the sum of 150% of base salary and the target bonus for the year of termination and an increased cash payment of $40,000. Ms. Gallagher's employment agreement provides for customary non-competition (with an exception for the practice of law) and non-solicitation covenants that apply for one year after her termination of employment. If Ms. Gallagher's employment is terminated because she elects not to renew the term of her employment agreement, all transfer restrictions on vested equity awards for Ms. Gallagher will lapse, but she will not be entitled to any other severance.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table reflects the payment obligations (including the value of certain benefits) pursuant to the compensation arrangements for each of our named executive officers under our existing plans, employment agreements and award agreements, assuming various scenarios, including a termination of employment and/or a change in control, in each case assuming such termination had occurred on December 31, 2024. The amounts shown in the table do not include payments or benefits under arrangements available on the same basis generally to all other eligible employees of the Company. The potential payments were determined under the terms of each named executive officer's employment agreement in effect on December 31, 2024 and in accordance with our plans and arrangements in effect on December 31, 2024.

In providing the estimated potential payments below, we have assumed that there are no (1) accrued but unpaid salary and annual bonuses amounts outstanding or (2) unpaid reimbursements for expenses incurred prior to the date of termination. Because the disclosures in the table assume the occurrence of a termination or change in control as of a particular date and under a particular set of circumstances and therefore make a number of important assumptions, the actual amount to be paid to each of our named executive officers upon a termination or change in control may vary significantly from the amounts included herein. Factors that could affect these amounts include the timing during the year of any such event, the continued availability of benefit policies at similar prices and the type of termination event that occurs.

Name	Benefit	Non-renewal by Us ($)	Termination without Cause or for Good Reason (no Change in Control) ($)	Termination without Cause or for Good Reason in connection with a Change in Control ($)	Death or Disability ($)	Qualified Retirement ($)
Edward B. Pitoniak						
	Cash Severance	—	4,915,000	6,540,000	—	—
	Pro-rated Bonus	—	4,500,000	4,500,000	4,500,000	—
	Accelerated Vesting of Restricted Stock[1]	5,380,657	5,380,657	5,380,657	5,380,657	3,068,394
	Accelerated Vesting of PSUs[2]	—	—	7,529,841	—	—
	Total	**5,380,657**	**14,795,657**	**23,950,499**	**9,880,657**	**3,068,394**
John W.R. Payne						
	Cash Severance	—	3,102,500	4,345,000	—	—
	Pro-rated Bonus	—	2,520,000	2,520,000	2,520,000	—
	Accelerated Vesting of Restricted Stock[1]	1,611,749	1,611,749	1,611,749	1,611,749	—
	Accelerated Vesting of PSUs[2]	—	—	2,110,802	—	—
	Total	**1,611,749**	**7,234,249**	**10,587,552**	**4,131,749**	**—**
David A. Kieske						
	Cash Severance	—	1,558,750	2,336,875	—	—
	Pro-rated Bonus	—	1,812,500	1,812,500	1,812,500	—
	Accelerated Vesting of Restricted Stock[1]	1,792,676	1,792,676	1,792,676	1,792,676	—
	Accelerated Vesting of PSUs[2]	—	—	2,387,187	—	—
	Total	**1,792,676**	**5,163,926**	**8,329,238**	**3,605,176**	**—**
Samantha S. Gallagher						
	Cash Severance	—	1,373,000	2,058,250	—	—
	Pro-rated Bonus	—	1,521,000	1,521,000	1,521,000	—
	Accelerated Vesting of Restricted Stock[1]	1,279,427	1,279,427	1,279,427	1,279,427	—
	Accelerated Vesting of PSUs[2]	—	—	1,640,434	—	—
	Total	**1,279,427**	**4,173,427**	**6,499,111**	**2,800,427**	**—**

(1) Represents the aggregate value of the acceleration of vesting of the named executive officer's outstanding restricted stock awards assuming the acceleration occurred on December 31, 2024, the last trading day of the year, and based on the closing price for our common stock on such date ($29.21 per share).

(2) Represents the aggregate value of the acceleration of vesting of the named executive officer's outstanding PSU awards assuming the acceleration occurred on December 31, 2024, the last trading day of the year, and based on the closing price for our common stock on such date ($29.21 per share). Assuming a termination or change in control occurred on December 31, 2024, the calculations regarding the accelerated vesting are based on the number of PSUs that (i) actually vested on February 22, 2025 with respect to the 2022-2024 performance period, (ii) would vest assuming a level of performance of 0% of target with respect to the 2023-2025 performance period and (iii) would vest assuming a level of performance of 0% of target with respect to the 2024-2026 performance period in accordance with the terms of the employment agreements, based on the Company's current performance with respect to each outstanding performance period as of December 31, 2024. Pursuant to the terms of the employment agreements and applicable award agreements:

- For Non-Renewal by the Company, Termination without Cause or for Good Reason (no Change in Control), and Death or Disability, a pro-rata portion (determined based on the number of days elapsed between the start of the performance period through the date of termination) of the PSUs shall remain outstanding during the performance period and shall vest and be settled, if and to the extent, the applicable performance conditions are achieved at the end of the performance period.

- For Termination in connection with a Change in Control, the PSUs shall become vested and settled as of the date of consummation of the change in control based on the greater of target or actual performance through the date immediately prior to the consummation of the change in control (and will not be pro-rated based on actual days worked during the performance period).

- For qualified retirement (assuming applicable conditions are met), a pro-rata portion of the PSUs (determined based on the number of days elapsed between the start of the performance period through the date of such qualified retirement) shall remain outstanding during the performance period and shall vest and be settled, if and to the extent that the applicable performance conditions are achieved at the end of the performance period. Refer to "Other Compensation Program Elements and Policies—Treatment of Equity Upon Retirement" on page 60 of this Proxy Statement for additional information.

CEO PAY RATIO

As required by Item 402(u) of Regulation S-K, we are providing the following estimate of the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee (excluding our Chief Executive Officer).

To identify our median employee, we calculated the total annual compensation for each employee by using W-2 taxable income for the twelve-month period that ended on December 31, 2024. Total compensation for these purposes included base salary, cash bonus for the 2023 compensation year (paid in the first quarter of 2024), the value of restricted shares that vested during 2024, dividends paid upon the vesting of restricted shares and certain reimbursement benefits and was calculated using internal payroll/tax records. In addition, for employees who commenced employment during 2024, we utilized their base annual salary and sign-on bonus (if any), and included the expected cash bonus for 2024 pursuant to our short-term incentive program. We did not make any other assumptions, adjustments or estimates, nor did we apply any cost-of-living adjustments as part of the calculation.

We selected the median employee as an average of two employees based on the 26 full-time employees (excluding our Chief Executive Officer) who were employed as of December 31, 2024. We have no part-time, temporary or seasonal workers and no non-U.S. employees. After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table. The 2024 annual total compensation of our median employee was $465,476. The 2024 annual total compensation of our Chief Executive Officer, as reported in our Summary Compensation Table, was $12,800,745. **Based on the foregoing, our estimate of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees was 28 to 1.** We believe this pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Given the various methodologies that public companies are permitted to use to determine an estimate of their pay ratios, the estimated ratio reported above should not be used as a basis for comparison between companies.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K, the information below reflects the relationship between executive compensation actually paid by us ("CAP") to our CEO, as principal executive officer, and other named executive officers ("Other NEOs") and our financial performance for the years ended December 31, 2024, 2023, 2022, 2021 and 2020. The disclosure included in this section is required by SEC rules and does not necessarily align with how the Company or the Compensation Committee views the link between the Company's performance and the compensation of its NEOs. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years presented. For a discussion of how the Company views its executive compensation structure, including alignment with Company performance, see "Compensation Discussion and Analysis" beginning on page 49 of this Proxy Statement.

Pay Versus Performance Table

Year (a)	Summary Compensation Table Total for our CEO (b)[1][2]	Compensation Actually Paid to CEO (c)[3]	Average Summary Compensation Table Total for Other NEOs (d)[1][2]	Average Compensation Actually Paid to Other NEOs (e)[3]	Value of Initial Fixed $100 Investment Based on Stockholder Return — Total Stockholder Return (f)[4]	Value of Initial Fixed $100 Investment Based on Stockholder Return — Peer Group Total Stockholder Return (g)[4]	Net Income (h)	AFFO Per Share Growth (Company Selected Measure) (i)[5][6]
2024	12,800,745	9,736,442	4,645,810	3,539,634	148.92	123.57	2,721,242	0.11
2023	11,277,678	12,445,973	4,445,945	4,934,837	153.64	113.62	2,554,622	0.22
2022	11,513,494	19,132,367	4,863,494	7,685,105	148.25	99.90	1,136,267	0.11
2021	7,662,894	11,597,679	3,414,394	4,761,839	131.14	132.33	1,023,158	0.18
2020	6,968,658	9,031,429	3,263,408	3,992,278	105.95	92.49	896,208	0.16

(1) For all periods presented, our CEO is Edward B. Pitoniak and our Other NEOs are John W.R. Payne, David A. Kieske, and Samantha S. Gallagher. Please refer to "Executive Officers" on page 48 of this Proxy Statement for additional information.

(2) The values reflected in this column for 2024, 2023, 2022, 2021 and 2020 reflect the "Total" compensation set forth in the Summary Compensation Table ("SCT") on page 62 of this Proxy Statement for our CEO and Other NEOs. See the footnotes to the SCT for further detail regarding the amounts in this column.

(3) In accordance with SEC rules, the CAP reflected in this column for 2024, 2023, 2022, 2021 and 2020 is computed by replacing the amounts in the "Stock Awards" column of the SCT for each year from the "SCT Total" column of this table with the following amounts: (i) the fair value of as of the last day of the reporting year of unvested equity awards (or portions thereof) that were granted during such year, (ii) as of the last day of the reporting year, the change in fair value of unvested equity awards granted in prior years that remain unvested as of the last day of such year compared to the last day of the previous reporting year, (iii) as of the applicable vesting date, the change in fair value of equity awards that vested during the reporting year compared to the last day of the previous reporting year (computed in a manner consistent with the fair value methodology used to account for share-based payments in the Company's GAAP financial statements) and (iv) the value of accrued dividends paid in cash on equity awards that vested during the reporting year. The dollar amounts do not reflect the actual amount of compensation earned by or paid to our CEO or Other NEOs during the applicable year. In accordance with Item 402(v) of Regulation S-K, CAP for our CEO and Average CAP for our Other NEOs for the year ended December 31, 2024 was computed as follows:

	2024 — CEO	2024 — Average of Other NEOs
SCT Total Compensation	$12,800,745	$ 4,645,810
Minus SCT Stock Awards Value	$ (7,272,427)	$(1,874,423)
Plus Fair Value of Unvested Equity Awards Granted During the Reporting Year as of Last Day of Reporting Year	$ 7,638,577	$ 1,968,804
Plus Change in Fair Value of Unvested Equity Awards Granted in Prior Years as of Last Day of Reporting Year from Last Day of Year Preceding Reporting Year	$ (3,905,816)	$(1,367,213)
Plus Change in Fair Value of Equity Awards Vested in Reporting Year as of Vesting Date from Last Day of Year Preceding Reporting Year	$ (525,264)	$ (182,498)
Plus Value of Accrued Dividends Paid Upon Vesting of Equity Awards in Reporting Year	$ 1,000,627	$ 349,154
Total Compensation Actually Paid	$ 9,736,442	$ 3,539,634

(4) Reflects the cumulative TSR of the Company and the RMZ for the year ended December 31, 2020, the two years ended December 31, 2021, the three years ended December 31, 2022, the four years ended December 31, 2023, and the five years ended December 31, 2024 assuming a $100 investment at the closing price on December 31, 2019 and the reinvestment of all dividends.

(5)   AFFO Per Share Growth is presented based on the growth in AFFO per share for the relevant year versus the immediately prior year. AFFO Per Share Growth over a one-year period is presented solely to comply with SEC rules and does not reflect the actual metric used by the Compensation Committee in determining payouts under our STIP, which are based on AFFO per share growth over a two-year period. Specifically, (i) for 2024, the STIP payout was based on actual AFFO per share growth of $0.34 for the two-year period from January 1, 2023 to December 31, 2024, (ii) for 2023, the STIP payout was based on actual AFFO per share growth of $0.33 for the two-year period from January 1, 2022 to December 31, 2023, (iii) for 2022, the STIP payout was based on actual AFFO per share growth of $0.29 for the two-year period from January 1, 2021 to December 31, 2022, (iv) for 2021, the STIP payout was based on actual AFFO per share growth of $0.34 for the two-year period from January 1, 2020 to December 31, 2021, and (v) for 2020, the STIP payout was based on actual AFFO per share growth of $0.21 for the two-year period from January 1, 2019 to December 31, 2020. For additional information regarding our STIP, see "2024 Short-Term Incentive Plan" on page 55 of this Proxy Statement.

(6)   AFFO per share is a non-GAAP financial measure. For a definition and reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure, see the Appendix beginning on page 79 of this Proxy Statement.

Financial Performance Measures

The most important financial performance measures used by the Company to link compensation actually paid to performance for the most recently completed fiscal year are listed herein. We utilize performance-based short-term cash incentive compensation to motivate our executive officers to achieve short-term company performance goals that will inure to the benefit of our Company and stockholders and to align executive officers' interests with those of the stockholders. We utilize time- and performance-based long-term equity incentive compensation to align our executive officers' focus on achieving the Company's strategic objectives with the absolute and relative stockholder return expectations of our stockholders. The manner in which these measures are utilized to calculate the amounts of incentive compensation paid to our NEOs is described in more detail in "2024 Executive Compensation" beginning on page 54 of this Proxy Statement.

Significant Financial Performance Measures
Absolute TSR
Relative TSR
AFFO Per Share Growth

Pay vs. Performance Analysis

The following graphs illustrate the relationship, during the period beginning January 1, 2020 and ending December 31, 2024, of the CAP to our CEO ("CEO CAP") and the average CAP to our Other NEOs ("Other NEO Average CAP") to:

*   our cumulative TSR and the cumulative TSR of the constituent companies in the RMZ,

*   our net income, and

*   our AFFO per share growth (in each case as set forth in the table above).

For additional information on these metrics for the years ended December 31, 2020, 2021, 2022, 2023 and 2024, please refer to our Annual Reports on Form 10-K and definitive proxy statements on DEF 14A filed with the SEC for each respective year.

Compensation Actually Paid (CAP) vs. Cumulative TSR



The year-over-year changes in our CEO CAP and Other NEO Average CAP over the presented periods were driven primarily by (i) changes in the fair value of unvested equity awards as of the last day of the respective reporting year, and (ii) the difference in the fair value of unvested equity awards as of the prior year end compared to the respective reporting year. The changes in Cumulative TSR over the presented periods reflect our track record of quarterly dividend payments (including consecutive increases announced in the third quarter of each presented year), offset by changes in our stock price in each respective reporting year from the end of the prior year.

Compensation Actually Paid (CAP) vs. Net Income



The year-over-year changes in our net income reflect our continued execution of accretive transactions to further our growth strategy, impacted by our adoption of ASC 326 "Financial Instruments-Credit Losses". For each of the years ended December 31, 2020, 2021, 2022, 2023 and 2024, we recorded a non-cash change in CECL allowance of $244.5 million, $(19.5 million), $834.5 million, $102.8 and $126.7 million, respectively, each of which is categorized as operating expenses and, accordingly, impacts net income. For additional information, please refer to Note 5 — Allowance for Credit Losses in our Consolidated Financial Statements included in our 2024 Annual Report.

Compensation Actually Paid (CAP) vs. AFFO Per Share Growth



While the most significant portion of NEO compensation is in the form of equity and Absolute TSR and Relative TSR are the applicable performance metrics for our performance-based equity awards (for which comparable information is separately presented above), AFFO per share growth (measured over a two-year period) represents our primary earnings measure and is the sole metric utilized under our STIP. For each of the years ended December 31, 2020, 2021, 2022, 2023 and 2024, our AFFO per share growth was driven by significant AFFO growth on an absolute basis in each year offset by increased weighted average share count for the respective period. Our AFFO per share growth for each of the reported years exceeded the "superior" performance level established by the Compensation Committee for each performance year.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of December 31, 2024, relating to equity compensation plans of the Company pursuant to which shares of our common stock are authorized for issuance:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan
Equity compensation plans approved by security holders	332,932	N/A	9,552,597[2]
Equity compensation plans not approved by security holders	—	—	—
Total	332,932	—	9,552,597

(1)   Represents shares of common stock that may be issued upon settlement of PSUs. The number of shares to be issued in respect of PSUs outstanding as of December 31, 2024 has been calculated based on the assumption that the applicable performance period for each outstanding award had terminated and been valued as of December 31, 2024, resulting in the assumed achievement of the current levels of performance with respect to such PSUs set forth in "Executive Compensation Summary — Status of Outstanding LTIP Performance-Based Awards (PSUs)" on page 58 of this Proxy Statement. We have no outstanding options, warrants or rights.

(2)   Represents shares of our common stock available for issuance under our 2017 Stock Incentive Plan.

WHY AM I RECEIVING THIS PROXY STATEMENT?

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting to be held for the purposes stated in the accompanying Notice of Annual Meeting of Stockholders. This solicitation is made by VICI on behalf of our Board of Directors. This Proxy Statement, the enclosed Proxy Card and our 2024 Annual Report are first being mailed to stockholders beginning on or about March 17, 2025.

WHAT AM I BEING ASKED TO VOTE ON, AND WHAT ARE THE BOARD OF DIRECTORS' VOTING RECOMMENDATIONS?

Proposal 1: Election of Directors
The election of seven directors to our Board of Directors, each for a term expiring at the 2026 annual meeting of stockholders or until their respective successors are elected and qualified **"FOR"**

Proposal 2: Ratification of Appointment of Deloitte & Touche LLP
The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 **"FOR"**

Proposal 3: Advisory Vote on Executive Compensation
The approval (on a non-binding, advisory basis) of the compensation of our named executive officers **"FOR"**

WILL ANY OTHER MATTERS BE VOTED ON?

The proposals set forth in this Proxy Statement constitute the only business that the Board of Directors intends to present at the Annual Meeting. The proxy does, however, confer discretionary authority upon the persons designated as proxy holders on the Proxy Card, or their substitutes, to vote on any other business that may properly come before the meeting.

WHO IS ENTITLED TO VOTE AT THE ANNUAL MEETING?

Only holders of record of our common stock, or their duly appointed proxies, as of the close of business on March 3, 2025, the record date for the Annual Meeting, are entitled to receive notice of and to vote at the Annual Meeting and all postponements or adjournments thereof. Our common stock constitutes the only class of securities entitled to vote at the meeting.

WHAT ARE THE VOTING RIGHTS OF STOCKHOLDERS?

Each share of common stock outstanding on the record date entitles its holder to cast one vote on each matter to be voted on at the Annual Meeting.

HOW CAN I ATTEND AND VOTE AT THE ANNUAL MEETING?

As the Annual Meeting will be held virtually, you will not be able to attend the Annual Meeting in person. You are entitled to participate in the Annual Meeting if you were a stockholder as of the close of business on March 3, 2025, the record date for the Annual Meeting.

- **Attending the Annual Meeting:** To attend the Annual Meeting, visit www.virtualshareholdermeeting.com/VICI2025. You will be asked to enter the 16-digit control number found on the Proxy Card and the voting instruction form that accompanied your proxy materials.

- **Voting During the Annual Meeting:** If you are a stockholder as of the record date, you may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

- **Technical Support for the Annual Meeting:** If you have difficulty accessing the virtual Annual Meeting, technicians will be available to assist you via the toll-free phone number listed at www.virtualshareholdermeeting.com/VICI2025.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting. For information on how to vote prior to the Annual Meeting, see "How Do I Vote Without Attending the Annual Meeting?"

HOW DO I VOTE WITHOUT ATTENDING THE ANNUAL MEETING?

Stockholders do not need to attend the Annual Meeting in order to vote. If, at the close of business on March 3, 2025, you were a stockholder of record or held shares through a broker, bank or other nominee, you are entitled to vote. For stockholders of record, you may vote your shares by proxy via the Internet, by telephone or by mail. For shares held through a broker, bank or other nominee, you may vote by submitting voting instructions to your broker, bank or other nominee. Please refer to information from your broker, bank or other nominee on how to submit voting instructions.

Voting by Proxy for Shares Registered Directly in the Name of the Stockholder. If you are a stockholder of record, you may instruct the proxy holders named in the Proxy Card how to vote your shares of common stock in one of the following ways:

 **Vote by Internet**. In order to vote on the Internet, you must go to www.proxyvote.com, have your Notice of Availability, Proxy Card or voting instruction form in hand and follow the instructions. **If you vote via the Internet, you do not need to return your Proxy Card.**

 **Vote by Phone**. In order to vote by telephone, you must call the toll-free number listed on your Notice of Availability and/or Proxy Card, have your Notice of Availability, Proxy Card or voting instruction form in hand and follow the instructions. **If you vote by telephone, you do not need to return your Proxy Card.**

 **Vote by Mail**. To vote by mail, if you have not already received one, you may request a Proxy Card from us as instructed in the Notice of Availability and sign, date and mail the Proxy Card in the postage-paid envelope provided. Properly signed and returned proxies will be voted in accordance with the instructions contained therein.

Voting by Proxy for Shares Held in Street Name. If you are the beneficial owner of shares of common stock held in "street name" (that is, through a bank, broker or other nominee), then you should follow the instructions provided to you by your broker, bank or other nominee.

WILL I BE ABLE TO PARTICIPATE IN THE VIRTUAL ANNUAL MEETING IN THE SAME WAY THAT I WOULD BE ABLE TO PARTICIPATE IN AN IN-PERSON ANNUAL MEETING?

Yes. We have taken steps to ensure that the format of the virtual Annual Meeting affords stockholders the same rights and opportunities to participate as they would at an in-person meeting, as well as further enhancements to stockholder access, participation and communication by providing stockholders the ability to submit questions in advance of the meeting.

You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your control number found on your Proxy Card, voting instruction form or Notice of Availability. Questions may also be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/VICI2025. All questions submitted should be relevant to the matters properly addressed during this meeting. Questions specific to the proposals to be presented for a vote will, if appropriate, be reviewed and responded to prior to voting. Other appropriate questions relevant to the matters addressed at the Annual Meeting will also be answered at that time. The Company will respond to as many appropriate questions as time allows, although questions may be limited on a per stockholder basis due to time constraints. Any question submitted that is not relevant to the matters properly addressed during the meeting or otherwise appropriate, including off-topic, personal or other inappropriate questions, will not be answered during the Annual Meeting.

A replay of the meeting, as well as any appropriate questions pertinent to meeting matters and management's answers that could not be answered during the meeting due to time constraints, if any, will be made publicly available through our investor relations website promptly after the Annual Meeting.

WHAT WILL CONSTITUTE A QUORUM AT THE ANNUAL MEETING?

The presence in person (virtually) or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast on any matter at the Annual Meeting as of March 3, 2025 will constitute a quorum, permitting the stockholders to conduct business at the Annual Meeting. As of the March 3, 2025 record date, there were 1,056,702,548 shares of common stock outstanding. If you have returned valid proxy instructions or if you hold your shares of common stock in your own name as a holder of record and attend the Annual Meeting (virtually), your shares will be counted for the purpose of determining whether there is a quorum. We will include abstentions and "broker non-votes" in the calculation of the number of shares of common stock considered to be present at the meeting for purposes of determining the presence of a quorum at the meeting. If a quorum is not present, the Annual Meeting may be adjourned from time to time to a date not more than 120 days after March 3, 2025, by the vote of a majority of the shares of common stock represented at the Annual Meeting in person (virtually) or by proxy until a quorum has been obtained.

WHAT ARE BROKER NON-VOTES?

Broker non-votes occur when nominees, such as banks and brokers holding shares in "street name" on behalf of beneficial owners, do not receive voting instructions from the beneficial owners at least ten days before the Annual Meeting. If that happens, the nominees may vote those shares of common stock only on matters deemed "routine" by NYSE, the exchange on which our common stock is listed. On non-routine matters, nominees holding shares for a beneficial owner cannot vote without instructions from the beneficial owner, resulting in a so-called "broker non-vote".

Proposal 2 (Ratification of Appointment of Deloitte) is the only proposal that is considered "routine" under the NYSE rules. Accordingly, no broker non-votes will arise in the context of voting for the ratification of the appointment of Deloitte as our independent registered public accounting firm for our year ending December 31, 2025, and the broker is permitted to vote your shares on such ratification even if the broker does not receive voting instructions from you.

However, broker non-votes may arise in the context of Proposal 1 (Election of Directors) and Proposal 3 (Advisory Vote on Executive Compensation) because such proposals are considered non-routine matters under the NYSE rules. Consequently, if you do not give your broker specific voting instructions, your broker will not be able to vote on either of these proposals on your behalf.

HOW ARE THE PROXY CARD VOTES COUNTED?

If the accompanying Proxy Card is properly completed, signed and returned to us, and not subsequently revoked, it will be voted as directed by you. If the Proxy Card is submitted, but voting instructions are not provided, the proxy will be voted:

- **"FOR"** each of the director nominees,
- **"FOR"** the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025,
- **"FOR"** approval, on a non-binding, advisory basis, of the compensation of the Company's named executive officers, and
- as recommended by our Board of Directors with regard to any other matters that may properly come before the Annual Meeting, or, if no such recommendation is given, in the discretion of the proxy holders.

MAY I CHANGE MY VOTE AFTER I SUBMIT MY PROXY CARD?

Yes. You may revoke a previously granted proxy at any time before it is exercised by any of the following actions:

- notifying our Secretary in writing that you would like to revoke your proxy;
- completing a Proxy Card on the Internet, by telephone or by mail with a later date at or before our Annual Meeting; or
- attending our Annual Meeting (virtually) and following the instructions available on the meeting website during the meeting.

If your shares of common stock are held on your behalf by a broker, bank or other nominee, you must contact them to receive instructions as to how you may revoke your proxy voting instructions.

WHO PAYS THE COSTS OF SOLICITING PROXIES?

We will pay the cost of solicitation of proxies. In addition to the solicitation of proxies through the Internet or by mail, our directors, officers and employees may also solicit proxies in person, by telephone, electronically, by mail or other means, but they will not be specifically compensated for these services. We will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to, and obtain proxies from, such beneficial owners.

We may retain the services of a proxy solicitation firm if, in the Board's view, it is deemed necessary or advisable. Although we do not currently expect to retain such a firm, we estimate that the fees of such firm could be up to $20,000, plus out-of-pocket expenses, all of which would be paid by us.

WHAT SHOULD I DO IF I RECEIVED MORE THAN ONE NOTICE OF AVAILABILITY?

There are circumstances under which you may receive more than one Notice of Availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each such brokerage account. In addition, if you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Availability. Please authorize your proxy in accordance with the instructions of each Notice of Availability separately, since each one represents different shares that you own.

You should rely only on the information provided in this Proxy Statement. No person is authorized to give any information or to make any representation not contained in this Proxy Statement and, if given or made, you should not rely on that information or representation as having been authorized by us. You should not assume that the information in this Proxy Statement is accurate as of any date other than the date of this Proxy Statement or, where information relates to another date set forth in this Proxy Statement, then as of that date.

ANNUAL REPORT

The Company's 2024 Annual Report is being made available to stockholders concurrently with this Proxy Statement and does not form part of the proxy solicitation material.

CHANGING THE WAY YOU RECEIVE PROXY MATERIALS IN THE FUTURE

Instead of receiving a Notice of Availability in the mail for future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper Proxy Card by mail. If you elect to receive proxy materials by e-mail, you will not receive a Notice of Availability in the mail. Instead, you will receive an e-mail with links to proxy materials and online voting. In addition, if you elect to receive a paper copy of the proxy materials, or if applicable rules or regulations require paper delivery of the proxy materials, you will not receive a Notice of Availability in the mail. If you received a paper copy of the proxy materials or the Notice of Availability in the mail, you can eliminate all such paper mailings in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to Investor Relations at VICI Properties Inc., 535 Madison Avenue, New York, New York 10022, by sending a blank e-mail with the 16-digit control number on your Notice of Availability to sendmaterial@proxyvote.com, by Internet at www.proxyvote.com, or by telephone at 1-800-579-1639. Your election will remain in effect until you change it.

HOUSEHOLDING OF PROXY MATERIALS

Registered and "street-name" stockholders who reside at a single address receive only one annual report and proxy statement at that address unless a stockholder provides contrary instructions. This practice is known as "householding" and is designed to reduce duplicate printing and postage costs. However, if a stockholder wishes in the future to receive a separate annual report or proxy statement, such stockholder may contact Broadridge Financial Solutions at 1-866-540-7095, or in writing at Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717. In any event, if you did not receive an individual copy of this Proxy Statement or our 2024 Annual Report, we will send a copy to you promptly if you address your written request to the Secretary, VICI Properties Inc., 535 Madison Avenue, New York, New York 10022, or emailing corporate.secretary@viciproperties.com. Stockholders can request householding if they receive multiple copies of the annual report and proxy statement by contacting Broadridge Financial Solutions at the address above.

STOCKHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

Stockholder Proposals Pursuant to Rule 14a-8

Stockholder proposals intended to be presented at the 2026 annual meeting of stockholders must be received by our Secretary no later than November 17, 2025 in order to be considered for inclusion in our proxy statement relating to the 2026 meeting pursuant to Rule 14a-8 under the Exchange Act. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement and form of proxy. Any such proposal should be mailed to: Secretary, VICI Properties Inc., 535 Madison Avenue, New York, New York 10022.

Other Stockholder Proposals

For any nomination or other business to be properly presented by a stockholder at the 2026 annual meeting, other than a stockholder proposal included in the proxy statement pursuant to Rule 14a-8, the stockholder must give timely notice thereof in writing to the Secretary of the Company and any such other business must otherwise be a proper matter for action by the stockholders. To be timely under our current bylaws, the notice must be delivered to our Secretary, along with the appropriate supporting documentation, as applicable, at our principal executive office not earlier than the 150th day (October 18, 2025) nor later than 5:00 p.m., Eastern Time, on the 120th day (November 17, 2025) prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. Under our bylaws, stockholders must follow certain procedures to nominate a person for election as a director at an annual meeting of stockholders, or to introduce an item of business at such meeting. A stockholder must notify our Secretary in writing of the director nominee or the other business.

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Exchange Act stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

PROXY ACCESS DIRECTOR NOMINATIONS

A stockholder (or group of up to 20 stockholders) who has owned at least 3% of our voting stock continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two directors and 20% of our Board of Directors. Notice of a proxy access nomination for consideration at our 2026 annual meeting of stockholders must be received no later than November 17, 2025 and no earlier than October 18, 2025. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 14 of Article II of our bylaws.

OTHER MATTERS TO COME BEFORE THE 2025 ANNUAL MEETING

Our Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

<center>* * * * *</center>

By Order of the Board of Directors,

Samantha Sacks Gallagher
Executive Vice President, General Counsel and Secretary

March 17, 2025
New York, New York

Definitions of Non-GAAP Financial Measures

We present VICI's Funds From Operations ("FFO"), FFO per share, Adjusted Funds From Operations ("AFFO"), AFFO per share, and Adjusted EBITDA, which are not required by, or presented in accordance with, generally accepted accounting principles in the United States ("GAAP"). These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of VICI's business.

FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by the National Association of Real Estate Investment Trusts (NAREIT), we define FFO as VICI's net income (or loss) attributable to common stockholders (computed in accordance with GAAP) excluding (i) gains (or losses) from sales of certain real estate assets, (ii) depreciation and amortization related to real estate, (iii) gains and losses from change in control, (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity and (v) our proportionate share of such adjustments from our investment in unconsolidated affiliate.

AFFO is a non-GAAP financial measure that we use as a supplemental operating measure to evaluate VICI's performance. We calculate VICI's AFFO by adding or subtracting from FFO non-cash leasing and financing adjustments, non-cash change in allowance for credit losses, non-cash stock-based compensation expense, transaction costs incurred in connection with the acquisition of real estate investments, amortization of debt issuance costs and original issue discount, other non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), capital expenditures (which are comprised of additions to property, plant and equipment related to our golf course operations), impairment charges related to non-depreciable real estate, gains (or losses) on debt extinguishment and interest rate swap settlements, other gains, deferred income tax benefits and expenses, other non-recurring non-cash transactions, our proportionate share of non-cash adjustments from our investment in unconsolidated affiliate (including the amortization of any basis differences) with respect to certain of the foregoing and non-cash adjustments attributable to non-controlling interest with respect to certain of the foregoing.

We calculate VICI's Adjusted EBITDA by adding or subtracting from AFFO contractual interest expense (including the impact of the forward-starting interest rate swaps and treasury locks) and interest income (collectively, interest expense, net), current income tax expense and our proportionate share of such adjustments from our investment in unconsolidated affiliate.

These non-GAAP financial measures: (i) do not represent VICI's cash flow from operations as defined by GAAP; (ii) should not be considered as an alternative to VICI's net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) are not alternatives to VICI's cash flow as a measure of liquidity. In addition, these measures should not be viewed as measures of liquidity, nor do they measure our ability to fund all of our cash needs, including our ability to make cash distributions to our stockholders, to fund capital improvements, or to make interest payments on our indebtedness. Investors are also cautioned that FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other real estate companies, including REITs, due to the fact that not all real estate companies use the same definitions. Our presentation of these measures does not replace the presentation of VICI's financial results in accordance with GAAP.

Reconciliation of Non-GAAP Financial Measures

(In thousands, except share data and per share data)	Year Ended December 31,			
		2024		2023
Net income attributable to common stockholders	$	2,678,810	$	2,513,540
Real estate depreciation		—		—
Joint venture depreciation and non-controlling interest adjustments		—		1,426
FFO attributable to common stockholders		**2,678,810**		**2,514,966**
Non-cash leasing and financing adjustments		(537,708)		(515,488)
Non-cash change in allowance for credit losses		126,720		102,824
Non-cash stock-based compensation		17,511		15,536
Transaction and acquisition expenses		4,567		8,017
Amortization of debt issuance costs and original issue discount		71,592		70,452
Other depreciation		3,428		3,741
Capital expenditures		(3,007)		(2,842)
Other gains[1]		(581)		(4,456)
Deferred income tax provision (benefit)		5,439		(10,426)
Joint venture non-cash adjustments and non-controlling interest adjustments		4,022		4,716
AFFO attributable to common stockholders		**2,370,793**		**2,187,040**
Interest expense, net		738,410		723,634
Current income tax expense		4,265		4,285
Joint venture interest expense and non-controlling interest adjustments		(8,551)		(5,287)
Adjusted EBITDA attributable to common stockholders	$	**3,104,917**	$	**2,909,672**
Net income per common share				
Basic	$	2.56	$	2.48
Diluted	$	2.56	$	2.47
FFO per common share				
Basic	$	2.56	$	2.48
Diluted	$	2.56	$	2.48
AFFO per common share				
Basic	$	2.26	$	2.16
Diluted	$	2.26	$	2.15
Weighted average number of shares of common shares outstanding				
Basic		1,046,739,537		1,014,513,195
Diluted		1,047,675,111		1,015,776,697

(1) Represents non-cash foreign currency remeasurement adjustments and gain on sale of land.



Forward Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of the federal securities laws. You can identify these statements by our use of the words "assumes," "believes," "estimates," "expects," "guidance," "intends," "plans," "projects," "will," and similar expressions that do not relate to historical matters. All statements other than statements of historical fact are forward-looking statements. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors which are, in some cases, beyond VICI's control and could materially affect actual results, performance, or achievements. Important risk factors that may affect VICI's business, results of operations and financial position (including those risks relating to VICI's pending and recently completed transactions) are detailed from time to time in VICI's filings with the Securities and Exchange Commission. VICI does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Non-GAAP Financial Measures

This Proxy Statement includes reference to FFO, FFO per share, AFFO, AFFO per share, and Adjusted EBITDA, which are not required by, or presented in accordance with, GAAP. These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, FFO per share, AFFO, AFFO per share and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of our business. For additional information regarding these non-GAAP financial measures, refer to the Appendix beginning on page 79 of this Proxy Statement.

Tenant, Borrower and Other Company Information

VICI makes no representation as to the accuracy or completeness of the information regarding its tenants, borrowers and other companies included in this Proxy Statement. Certain information for our tenants, guarantors, borrowers and other companies included in this Proxy Statement has been derived from their respective filings, if and as applicable, and other publicly available presentations and press releases. While we believe this information to be reliable, we have not independently investigated or verified such information.

Market and Industry Data and Trademark Information

This Proxy Statement may contain estimates and information concerning the Company's industry that are based on industry publications, reports and peer company public filings. This information involves a number of assumptions and limitations, and you are cautioned not to rely on or give undue weight to this information. The Company has not independently verified the accuracy or completeness of the data contained in these industry publications, reports or filings. The industry in which the Company operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the "Risk Factors" section of the Company's public filings with the SEC. The brands, trademarks, service marks and logos ("Trademarks") operated at our properties are Trademarks of their respective owners. Their use in this Proxy Statement does not imply a relationship or endorsement by the Trademark owners, nor does it suggest any affiliation with or sponsorship by VICI. Any such Trademarks are used only to identify the products and services of their respective owners, and no sponsorship or endorsement on the part of VICI should be inferred from the use of the marks. None of these owners nor any of their respective officers, directors, agents or employees have approved any disclosure contained in this Proxy Statement or are responsible or liable for the content of this Proxy Statement.

Our Website

This Proxy Statement references information available on our website at www.viciproperties.com, including our 2023-2024 Environmental Sustainability, Social Responsibility and Corporate Governance Report ("2023-2024 ESG Report"). None of the information on, or accessible through, our website or any other website identified herein, including our 2023-2024 ESG Report, is incorporated in, or constitutes a part of, this Proxy Statement or any other report or document we file with or furnish to the SEC.



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